2025

1 1 Dear Shareholders of Biglari Holdings Inc.: Biglari Holdings is an amalgamation of businesses — majority and minority ownership interests in disparate companies — that are tied together by a common purpose. Individually, our subsidiary businesses operate on their own, but like musical instruments they attain new heights in concert. As a multifaceted corporation with relatively stable earnings streams and substantial investments, our holding company commands a network of resources that can be used to maximize the long-term value of the enterprise. Assembling an ever-growing array of profitable companies into a dynamic corporation that will endure — that is our cardinal aim. By design, our operating businesses function independently from one another and, to a great extent, from the parent company. They are managed on a decentralized basis, while capital allocation decisions are centralized at the holding company level. Decentralization is achieved by empowering local management: We trust our people to manage their business. The extreme delegation of authority to individual business units allows the corporation to scale with a modicum of staff at headquarters. In this way, the enterprise can sidestep the burdens of bureaucracy. Our growing collection of operating companies began in 2008, when present management gained control of Steak n Shake and turned it into the profitable base of a new holding company. From that small foundation, Biglari Holdings grew through a series of acquisitions. Over the years, we added Western Sizzlin Corporation, Maxim Inc., First Guard Insurance Company, Southern Oil Company, Southern Pioneer Property & Casualty Insurance Company, and Abraxas Petroleum Corporation, listed in order of acquisition. In 2025, Biglari Holdings garnered pre-tax operating earnings of $18.8 million from its seven first-line businesses. With few exceptions, the door of opportunity opens far wider for us than it does for companies that reinvest their earnings in their specific industry. When single-line companies pursue acquisitions, their narrow devotion to one field of activity results in fewer possibilities. Our multi-industry corporation has no arbitrary constraints, which allows us to efficiently move capital to any industry, any company, anywhere. Our only limitation is self-imposed, as it is predicated on our own ability to evaluate the future economics of a business. We are concerned solely with growing intrinsic value per share — and are prepared to achieve it by investing the company’s capital where we believe it will create the greatest value.1 As a consequence, ideas power the enterprise. We attempt to use our advantages in structure and concept — namely, our flexibility in capital allocation — to engineer a business with superior economics. An important underpinning of our business philosophy bears repeating. The ideal business is one that earns very high returns on capital and continues to generate high returns on incremental capital. But businesses of this sort are exceedingly rare, and it is even rarer to purchase one at a reasonable valuation. There is a class of businesses that earns satisfactory returns — and substantial cash — but lacks the opportunity to generate returns of similar magnitude on incremental capital. The architecture of Biglari Holdings makes such businesses appealing because we can reallocate the excess cash they generate to buy other businesses. Therefore, our corporate structure allows us to replicate the very economics of the ideal business. 1 Intrinsic value is measured by taking all future cash flows into and out of the business and discounting the net figures at an appropriate interest rate.

2 3 2 Despite the powerful structural advantages we enjoy, our corporate form alone is insufficient to achieve our objectives; it merely sets the stage for business and investment activity. Deploying capital intelligently is the essence of our business. The upshot is that none of our subsidiaries need to grow in order for the holding company’s capital to grow. We constantly compare one investment alternative against a multitude of others in determining capital utilization. As a consequence of our seizing remunerative business and investment opportunities over the past seventeen years, Biglari Holdings’ cash and investments grew from $1.6 million to $1.1 billion — even while allocating funds toward the acquisition of businesses. The tabulation below shows the year-by-year development of cash and investments. The third column represents our interests in two affiliated investment partnerships, The Lion Fund, L.P., and The Lion Fund II, L.P., which throughout this letter will be referred to as The Lion Fund. (In Millions) Cash and Cash Equivalents Marketable Securities The Lion Fund Total Investments 2008 ......................................... $ 1.6 $ – $ – $ 1.6 2009 ......................................... 51.4 3.0 – 54.4 2010 ......................................... 47.6 32.5 38.6 118.7 2011 ......................................... 99.0 115.3 38.5 252.8 2012 ......................................... 60.4 269.9 48.3 378.6 2013 ......................................... 94.6 85.5 455.3 635.4 2014 ......................................... 124.3 21.5 620.8 766.6 2015 ......................................... 56.5 23.8 734.7 815.0 2016 ......................................... 75.8 26.8 972.7 1,075.3 2017 ......................................... 58.6 27.7 925.3 1,011.6 2018 ......................................... 48.6 38.3 715.1 802.0 2019 ......................................... 67.8 44.9 666.1 778.8 2020 ......................................... 24.5 94.9 590.9 710.3 2021 ......................................... 42.3 83.1 474.2 599.6 2022 ......................................... 37.5 69.5 383.0 490.0 2023 ......................................... 28.0 91.9 472.8 592.7 2024 ......................................... 30.7 103.0 656.3 790.0 2025 ......................................... 268.8 69.0 772.6 1,110.4 Notes: Data are for calendar years with these exceptions: 2008 ended on July 2, 2008; 2009 through 2014 ended on the last Wednesday in September. Biglari Holdings’ investments in The Lion Fund, L.P., and The Lion Fund II, L.P., do not include other limited partners’ interests. As presented in recent reports, if The Lion Fund distributed the shares of Biglari Holdings it owns to its limited partners, the corporation’s shares outstanding would be reduced to 254,176 Class A equivalents (as opposed to the 620,592 shares outstanding) at year-end.2 Correspondingly, the value of total investments would be adjusted to $492.1 million, which is the carrying value as opposed to the fair value ($1.1 billion) presented in the preceding table. The difference between fair value and carrying value is the sum of Biglari Holdings stock owned by the corporation through The Lion Fund. 2 All per-share figures used in this report apply to Biglari Holdings’ A shares. The B shares have an economic interest equal to 1/5th that of the A shares. 3 The increase in our level of investments last year is due primarily to an increase in our level of debt. To be sure, debt capital is not for all times and not for all businesses; its use ought to be inversely related to business risk. We operate from the perspective that even dire economic and market conditions — worse than those observed over the last century — would not threaten the well-being of Biglari Holdings. We have designed a financial architecture for the corporation that separates the capital structure of subsidiaries from that of the parent company. Our layers of liquidity, diversity of cash streams from uncorrelated operations, and net worth give us the financial strength to withstand the perfect storm. Steak n Shake added leverage into its balance sheet last year, but that debt is its own obligation and is not guaranteed by Biglari Holdings. The earning power of Steak n Shake, along with its substantial real estate holdings, allowed it to borrow $225 million, which it distributed to Biglari Holdings for the parent company’s use. The interest rate is slightly under 9% per annum. Currently, the $225 million of unallocated capital — a.k.a. “dry powder” — is earning us nearly 4% but because the rate we are paying is about 9%, the spread costs us approximately $11 million annually. We carry that expense in anticipation of attractive opportunities, which are rare and temporary in nature. The cost, however, will not cause us to reach for yield or stretch for an acquisition. We keep our cash short and safe in U.S. Treasury bills, and do not mind if the proverbial powder remains dry for what turns out to be an extended period of time. The capital structure of any corporation affects its value. A financially strong corporation can be acquisitive, and Biglari Holdings is, of course, in the business of acquisitions. We view balance- sheet management as an art, where the right-hand side of the balance sheet, liabilities and equity, is managed at a specific time and under specific circumstances that are different from those of the left- hand, asset side. It is critical to have ample liquidity and the right capital structure so that when opportunities emerge, financing them will not pose difficulties or involve exorbitant costs. To achieve prosperity, we must be prepared for adversity. * * * Let us examine the two quantitative figures we believe to be critical for evaluating the company: its investments and its operating businesses. It is as if Biglari Holdings were split in two, with one side holding the corporation’s investments (cash, marketable securities, and investments in The Lion Fund) and the other its operating businesses, where all interest and corporate expenses are incurred. To calculate pre-tax operating earnings per share, we exclude the dividends, interest, and capital gains produced by our investments. Investments Per Share Pre-tax Operating Earnings Per Share 2008 ........................................................................... $ 4 $ (82.07) 2021 ........................................................................... 1,236 76.31 2022 ........................................................................... 899 117.23 2023 ........................................................................... 1,121 138.36 2024 ........................................................................... 1,273 102.52 2025 ........................................................................... 1,936 59.26 Annual Growth Rate, 2008-2025............................... 42.4% N.A. One-Year Growth Rate, 2024-2025 ........................... 52.1% (42.2)%

32 2 Despite the powerful structural advantages we enjoy, our corporate form alone is insufficient to achieve our objectives; it merely sets the stage for business and investment activity. Deploying capital intelligently is the essence of our business. The upshot is that none of our subsidiaries need to grow in order for the holding company’s capital to grow. We constantly compare one investment alternative against a multitude of others in determining capital utilization. As a consequence of our seizing remunerative business and investment opportunities over the past seventeen years, Biglari Holdings’ cash and investments grew from $1.6 million to $1.1 billion — even while allocating funds toward the acquisition of businesses. The tabulation below shows the year-by-year development of cash and investments. The third column represents our interests in two affiliated investment partnerships, The Lion Fund, L.P., and The Lion Fund II, L.P., which throughout this letter will be referred to as The Lion Fund. (In Millions) Cash and Cash Equivalents Marketable Securities The Lion Fund Total Investments 2008 ......................................... $ 1.6 $ – $ – $ 1.6 2009 ......................................... 51.4 3.0 – 54.4 2010 ......................................... 47.6 32.5 38.6 118.7 2011 ......................................... 99.0 115.3 38.5 252.8 2012 ......................................... 60.4 269.9 48.3 378.6 2013 ......................................... 94.6 85.5 455.3 635.4 2014 ......................................... 124.3 21.5 620.8 766.6 2015 ......................................... 56.5 23.8 734.7 815.0 2016 ......................................... 75.8 26.8 972.7 1,075.3 2017 ......................................... 58.6 27.7 925.3 1,011.6 2018 ......................................... 48.6 38.3 715.1 802.0 2019 ......................................... 67.8 44.9 666.1 778.8 2020 ......................................... 24.5 94.9 590.9 710.3 2021 ......................................... 42.3 83.1 474.2 599.6 2022 ......................................... 37.5 69.5 383.0 490.0 2023 ......................................... 28.0 91.9 472.8 592.7 2024 ......................................... 30.7 103.0 656.3 790.0 2025 ......................................... 268.8 69.0 772.6 1,110.4 Notes: Data are for calendar years with these exceptions: 2008 ended on July 2, 2008; 2009 through 2014 ended on the last Wednesday in September. Biglari Holdings’ investments in The Lion Fund, L.P., and The Lion Fund II, L.P., do not include other limited partners’ interests. As presented in recent reports, if The Lion Fund distributed the shares of Biglari Holdings it owns to its limited partners, the corporation’s shares outstanding would be reduced to 254,176 Class A equivalents (as opposed to the 620,592 shares outstanding) at year-end.2 Correspondingly, the value of total investments would be adjusted to $492.1 million, which is the carrying value as opposed to the fair value ($1.1 billion) presented in the preceding table. The difference between fair value and carrying value is the sum of Biglari Holdings stock owned by the corporation through The Lion Fund. 2 All per-share figures used in this report apply to Biglari Holdings’ A shares. The B shares have an economic interest equal to 1/5th that of the A shares. 3 The increase in our level of investments last year is due primarily to an increase in our level of debt. To be sure, debt capital is not for all times and not for all businesses; its use ought to be inversely related to business risk. We operate from the perspective that even dire economic and market conditions — worse than those observed over the last century — would not threaten the well-being of Biglari Holdings. We have designed a financial architecture for the corporation that separates the capital structure of subsidiaries from that of the parent company. Our layers of liquidity, diversity of cash streams from uncorrelated operations, and net worth give us the financial strength to withstand the perfect storm. Steak n Shake added leverage into its balance sheet last year, but that debt is its own obligation and is not guaranteed by Biglari Holdings. The earning power of Steak n Shake, along with its substantial real estate holdings, allowed it to borrow $225 million, which it distributed to Biglari Holdings for the parent company’s use. The interest rate is slightly under 9% per annum. Currently, the $225 million of unallocated capital — a.k.a. “dry powder” — is earning us nearly 4% but because the rate we are paying is about 9%, the spread costs us approximately $11 million annually. We carry that expense in anticipation of attractive opportunities, which are rare and temporary in nature. The cost, however, will not cause us to reach for yield or stretch for an acquisition. We keep our cash short and safe in U.S. Treasury bills, and do not mind if the proverbial powder remains dry for what turns out to be an extended period of time. The capital structure of any corporation affects its value. A financially strong corporation can be acquisitive, and Biglari Holdings is, of course, in the business of acquisitions. We view balance- sheet management as an art, where the right-hand side of the balance sheet, liabilities and equity, is managed at a specific time and under specific circumstances that are different from those of the left- hand, asset side. It is critical to have ample liquidity and the right capital structure so that when opportunities emerge, financing them will not pose difficulties or involve exorbitant costs. To achieve prosperity, we must be prepared for adversity. * * * Let us examine the two quantitative figures we believe to be critical for evaluating the company: its investments and its operating businesses. It is as if Biglari Holdings were split in two, with one side holding the corporation’s investments (cash, marketable securities, and investments in The Lion Fund) and the other its operating businesses, where all interest and corporate expenses are incurred. To calculate pre-tax operating earnings per share, we exclude the dividends, interest, and capital gains produced by our investments. Investments Per Share Pre-tax Operating Earnings Per Share 2008 ........................................................................... $ 4 $ (82.07) 2021 ........................................................................... 1,236 76.31 2022 ........................................................................... 899 117.23 2023 ........................................................................... 1,121 138.36 2024 ........................................................................... 1,273 102.52 2025 ........................................................................... 1,936 59.26 Annual Growth Rate, 2008-2025............................... 42.4% N.A. One-Year Growth Rate, 2024-2025 ........................... 52.1% (42.2)%

4 5 4 As can be observed in the table, in 2025 our investments per share increased by 52.1% to $1,936, and our pre-tax operating earnings per share from businesses decreased by 42.2% to $59.26. The higher level of indebtedness greatly increased our per-share investment figure but penalized our per-share operating earnings. Since 2008, our compounded annual increase in investments per share has been 42.4%, a figure that is distorted by the paucity of assets with which we started. The growth rate of our investments is almost certain to decline. But one factor that should augment it is the expansion of our insurance business, which by its nature will boost investment holdings. Otherwise, year-to-year changes in investments will be most affected by fluctuations in the value of our marketable securities. Our acquisition activity undoubtedly impacts the growth rate of investments and operating earnings in any given year. Phil Cooley, Vice Chairman of Biglari Holdings, and I will continue to do our best to achieve satisfactory growth in both operations and investments, as measured on a per-share basis. Chronicling the progress we have made over the past seventeen years, Phil and I like what we have achieved and like our prospects for what will unfold in the future. However, we have not increased the company’s operating earnings in recent years, mainly because we have not made additional acquisitions — despite our predilection for purchasing businesses in their entirety. We are highly selective in terms of the businesses we choose to purchase and the people with whom we choose to associate. The number of business gems may be limited, but when we encounter them we also offer a superior proposition to select owners vis-à-vis acquisitive competitors. Broadly speaking, in most acquisitions the prospective parties tend to focus on the attractiveness of the common ground that has brought them together and to ignore the differences that may one day drive them apart. Business marriages driven by money alone are commonplace, yet the profound differences in management style between the acquiring company and the acquired are often overlooked. Most buyers — private equity or strategic — tend to be more formal and impersonal. Invariably, they will convey the Billy Joel sentiment that they “love you just the way you are,” but once the private equity firm brings in consultants to help improve operations or the strategic buyer implements its own way of operating, it is the leader of the acquired firm who suddenly feels like a stranger in his own company. Any owner-manager worth his salt will soon resent the steady pull of such organizational reins. Biglari Holdings occupies a special place in the business of acquisitions, with an uncommonly flexible corporate structure. Our management system, built on the principle of adapting to our operating businesses, permits our constituent companies to function autonomously and to retain their owner- managers, who then feel it is still their business despite the change in ownership. There will be no erosion, not even gradual erosion, of managerial autonomy. We invite potential sellers to contact the owner-managers who have sold their businesses to us. Our owner-managers are independently wealthy and have no financial need to work. In fact, they do not view their business as work but as a creative endeavor. We seek business masterpieces and view Biglari Holdings as a museum of such businesses. In this regard, we provide an environment in which entrepreneurs can continue to develop their life’s work. We are ideally suited for owners who care about their business and their employees, and who value a permanent home for their corporate masterpiece. 5 Our acquisition strategy centers on finding a good business that comes with great management at a sensible price — a good business being one that has a track record of generating high returns on capital. We would welcome hearing from any owner whose business meets our acquisition criteria. Although we prefer to build the corporation by purchasing businesses, we also pursue partial ownership opportunities offered by the stock market. Investments By the end of 2025, total investments (cash, marketable securities, and Biglari Holdings’ investments in The Lion Fund) amounted to $1.1 billion at fair value; most of that sum came from investment profits. Our investment activities are largely conducted through The Lion Fund, whose origin dates from the year 2000 when I founded it. Our largest common stock holding is Ferrari. Over the last three years we have purchased 543,800 shares.3 At year-end, our investment in Ferrari was valued at $202.3 million. None of our other equity positions had a value greater than $50 million. When considering investment opportunities, we increasingly ask ourselves what a Rip Van Winkle investor would find upon awakening from a deep sleep of twenty years or more. Let us postulate that when he fell asleep, he was majorly invested in a business that had stunning economics. Upon opening his eyes, he will undoubtedly find a different world before him. But there is just one chief concern for our focused investor: whether the business he invested in has sustained its exceptional economics and made him richer. We seek out companies with competitive advantages in durable industries. All businesses will change over the course of two or more decades, but the business gems will be those that have sustained their competitive edge. We believe Ferrari is one such company. When we started purchasing shares in 2022, we were thinking about what the company would look like in two decades. Ferrari’s vehicles will, of course, continue to change over the coming years, but we think the reasons people will choose the brand in the 2040s will be nearly the same as they are today. Phil and I do not attempt to identify the creative destructors in emerging industries. Instead, we look to own companies that are shielded from “creative destruction” — a term coined by economist Joseph A. Schumpeter to describe the process by which innovators destroy old business paradigms to make room for the new. A rapidly growing industry may offer the possibility of significant monetary gain; in fact, most investors see change as an opportunity to exploit. But we view change as a threat to avoid. It is through the lens of this unorthodox view that we pursue investment opportunities. Operating Businesses Biglari Holdings has seven major controlled businesses: Steak n Shake, Western Sizzlin, Maxim, First Guard, Southern Oil, Southern Pioneer, and Abraxas Petroleum. By growing through acquisitions, the enterprise is building a stronger profit base for the future. 3 The number of shares represents the sum of The Lion Fund’s common stock investments plus those held by Biglari Holdings and its subsidiaries.

54 4 As can be observed in the table, in 2025 our investments per share increased by 52.1% to $1,936, and our pre-tax operating earnings per share from businesses decreased by 42.2% to $59.26. The higher level of indebtedness greatly increased our per-share investment figure but penalized our per-share operating earnings. Since 2008, our compounded annual increase in investments per share has been 42.4%, a figure that is distorted by the paucity of assets with which we started. The growth rate of our investments is almost certain to decline. But one factor that should augment it is the expansion of our insurance business, which by its nature will boost investment holdings. Otherwise, year-to-year changes in investments will be most affected by fluctuations in the value of our marketable securities. Our acquisition activity undoubtedly impacts the growth rate of investments and operating earnings in any given year. Phil Cooley, Vice Chairman of Biglari Holdings, and I will continue to do our best to achieve satisfactory growth in both operations and investments, as measured on a per-share basis. Chronicling the progress we have made over the past seventeen years, Phil and I like what we have achieved and like our prospects for what will unfold in the future. However, we have not increased the company’s operating earnings in recent years, mainly because we have not made additional acquisitions — despite our predilection for purchasing businesses in their entirety. We are highly selective in terms of the businesses we choose to purchase and the people with whom we choose to associate. The number of business gems may be limited, but when we encounter them we also offer a superior proposition to select owners vis-à-vis acquisitive competitors. Broadly speaking, in most acquisitions the prospective parties tend to focus on the attractiveness of the common ground that has brought them together and to ignore the differences that may one day drive them apart. Business marriages driven by money alone are commonplace, yet the profound differences in management style between the acquiring company and the acquired are often overlooked. Most buyers — private equity or strategic — tend to be more formal and impersonal. Invariably, they will convey the Billy Joel sentiment that they “love you just the way you are,” but once the private equity firm brings in consultants to help improve operations or the strategic buyer implements its own way of operating, it is the leader of the acquired firm who suddenly feels like a stranger in his own company. Any owner-manager worth his salt will soon resent the steady pull of such organizational reins. Biglari Holdings occupies a special place in the business of acquisitions, with an uncommonly flexible corporate structure. Our management system, built on the principle of adapting to our operating businesses, permits our constituent companies to function autonomously and to retain their owner- managers, who then feel it is still their business despite the change in ownership. There will be no erosion, not even gradual erosion, of managerial autonomy. We invite potential sellers to contact the owner-managers who have sold their businesses to us. Our owner-managers are independently wealthy and have no financial need to work. In fact, they do not view their business as work but as a creative endeavor. We seek business masterpieces and view Biglari Holdings as a museum of such businesses. In this regard, we provide an environment in which entrepreneurs can continue to develop their life’s work. We are ideally suited for owners who care about their business and their employees, and who value a permanent home for their corporate masterpiece. 5 Our acquisition strategy centers on finding a good business that comes with great management at a sensible price — a good business being one that has a track record of generating high returns on capital. We would welcome hearing from any owner whose business meets our acquisition criteria. Although we prefer to build the corporation by purchasing businesses, we also pursue partial ownership opportunities offered by the stock market. Investments By the end of 2025, total investments (cash, marketable securities, and Biglari Holdings’ investments in The Lion Fund) amounted to $1.1 billion at fair value; most of that sum came from investment profits. Our investment activities are largely conducted through The Lion Fund, whose origin dates from the year 2000 when I founded it. Our largest common stock holding is Ferrari. Over the last three years we have purchased 543,800 shares.3 At year-end, our investment in Ferrari was valued at $202.3 million. None of our other equity positions had a value greater than $50 million. When considering investment opportunities, we increasingly ask ourselves what a Rip Van Winkle investor would find upon awakening from a deep sleep of twenty years or more. Let us postulate that when he fell asleep, he was majorly invested in a business that had stunning economics. Upon opening his eyes, he will undoubtedly find a different world before him. But there is just one chief concern for our focused investor: whether the business he invested in has sustained its exceptional economics and made him richer. We seek out companies with competitive advantages in durable industries. All businesses will change over the course of two or more decades, but the business gems will be those that have sustained their competitive edge. We believe Ferrari is one such company. When we started purchasing shares in 2022, we were thinking about what the company would look like in two decades. Ferrari’s vehicles will, of course, continue to change over the coming years, but we think the reasons people will choose the brand in the 2040s will be nearly the same as they are today. Phil and I do not attempt to identify the creative destructors in emerging industries. Instead, we look to own companies that are shielded from “creative destruction” — a term coined by economist Joseph A. Schumpeter to describe the process by which innovators destroy old business paradigms to make room for the new. A rapidly growing industry may offer the possibility of significant monetary gain; in fact, most investors see change as an opportunity to exploit. But we view change as a threat to avoid. It is through the lens of this unorthodox view that we pursue investment opportunities. Operating Businesses Biglari Holdings has seven major controlled businesses: Steak n Shake, Western Sizzlin, Maxim, First Guard, Southern Oil, Southern Pioneer, and Abraxas Petroleum. By growing through acquisitions, the enterprise is building a stronger profit base for the future. 3 The number of shares represents the sum of The Lion Fund’s common stock investments plus those held by Biglari Holdings and its subsidiaries.

6 7 6 To better convey the performance of the entire corporation, we have rearranged the consolidated data to reflect the way Phil and I think about Biglari Holdings’ disparate businesses. The following table exhibits a breakdown of our earnings. Naturally, the total net earnings shown in the table conform to those in our audited financial statements. (In 000’s) 2025 2024 Operating Earnings: Restaurant Operations: Steak n Shake ....................................................... $ 22,570 $ 20,099 Western Sizzlin .................................................... 572 1,515 Insurance Operations: Underwriting—First Guard .................................. 6,015 4,038 Underwriting—Southern Pioneer ......................... 1,195 400 Investment Income and Other .............................. 5,506 4,652 Oil and Gas Operations: Abraxas Petroleum ............................................... 11,136 19,853 Southern Oil ......................................................... 1,762 (81) Maxim....................................................................... (1,921) (1,180) Corporate and Other ................................................. (19,832) (15,956) Interest Expense ........................................................ (8,221) (771) Operating Earnings Before Taxes ................................. 18,782 32,569 Income Taxes .............................................................. (4,629) (8,448) Net Operating Earnings ............................................... 14,153 24,121 Investment Gains/Losses* ............................................ (51,641) (27,880) Total Net Earnings ....................................................... $ (37,488) $ (3,759) *Investment gains/losses are reported on an after-tax basis and include realized and unrealized gains and losses arising from changes in market prices on investments in equity securities as well as changes in the value of The Lion Fund partnerships. Our reported earnings are materially affected by the volatility in the carrying value of The Lion Fund and other investments. Yet we are indifferent to variability in reported earnings triggered by the accounting of these investments. Of course, over the very long term, profits from investments and profits from operations are equally important. However, yearly fluctuation in the value of investments makes those figures meaningless for analytical purposes. As such, the vagaries of our investment performance obscure our operating performance. To correct the resultant distortions in our earnings figures, we simply separate changes in investment values from the earnings of the operating businesses when we report Biglari Holdings’ results. In 2025, the corporation had net operating earnings of $14.2 million. Better yet, those earnings translated into greater amounts of cash. It should be clear from past reports that we loathe operating losses. Our managers do too. It is our policy that every subsidiary must hold the prospect of generating long-term earnings for it to remain a permanent constituent of Biglari Holdings. 7 To fully assess the economic performance of the corporation, the logical approach for shareholders to take is to review the performance of each major operating subsidiary. Restaurant Operations Our restaurant operations consist of Steak n Shake and Western Sizzlin for a combined 435 units. However, their business models differ. Steak n Shake, with 404 locations, is primarily engaged in company-operated and nonconventional franchise restaurants. Western Sizzlin, on the other hand, is a traditional royalty-based franchise business, with 31 units — all but 3 are franchisee-run. Making money in the restaurant industry can feel like picking up nickels in front of a steamroller. The restaurant business is capital intensive, labor intensive, and intensely competitive, with a low barrier to entry, characteristics that when taken together result in low returns on capital and a high mortality rate. We have bucked the trend, managing to earn reasonable cash returns during our period of ownership by taking an approach contrary to most in the industry. For instance, we would rather maximize returns on capital than maximize the number of stores we operate. It is easy to open new stores; what is hard is to obtain decent rates of return on them. Western Sizzlin Corporation Biglari Holdings acquired Western Sizzlin in 2010, for a net purchase price of $21.7 million. The acquisition included $2 million of marketable securities and undeveloped real estate purchased for $3.8 million in 2007. Through year-end 2025, Western Sizzlin’s cash distributions to Biglari Holdings totaled $31.0 million. And we still own the securities and real estate, which, conservatively calculated, are worth $15 million. Western Sizzlin’s ingenious CEO, Robyn Mabe, has done the near impossible: prosper in the declining buffet segment. Our market share has gone up as other chains have gone out of business. Phil and I met Robyn 21 years ago when we first invested in the company. Her great leadership became our great fortune. Steak n Shake The biggest story of the year for Biglari Holdings was Steak n Shake’s performance. Many of the company’s goals, the foundation for which was laid in 2020, came to fruition in 2025. We reconstituted the senior management team and embraced a new mission, a new energy, and a new pace. By revitalizing Steak n Shake, we made it relatable to a new generation that is itself faster paced, more mobile, and keenly interested in quality. In 2025, the culmination of those efforts led to industry-leading growth in same-store sales of 10.2% in the fast-food category, which was our best annual same-store performance since present management took control of Steak n Shake in August 2008. Actually, it was the best performance since 1992. (Of course, we are excluding the rebound year of 2022 coming out of the COVID-19 pandemic.) We assumed control of a company that had just $1.6 million of cash on hand, debt of $27 million, burdensome lease liabilities of $140.3 million, and losses of approximately $100,000 per day. We were able to turn the business around in the throes of the global financial crisis of 2008, and by the end of 2009 were generating $100,000 per day. Details of the turnaround are covered in prior letters.

76 6 To better convey the performance of the entire corporation, we have rearranged the consolidated data to reflect the way Phil and I think about Biglari Holdings’ disparate businesses. The following table exhibits a breakdown of our earnings. Naturally, the total net earnings shown in the table conform to those in our audited financial statements. (In 000’s) 2025 2024 Operating Earnings: Restaurant Operations: Steak n Shake ....................................................... $ 22,570 $ 20,099 Western Sizzlin .................................................... 572 1,515 Insurance Operations: Underwriting—First Guard .................................. 6,015 4,038 Underwriting—Southern Pioneer ......................... 1,195 400 Investment Income and Other .............................. 5,506 4,652 Oil and Gas Operations: Abraxas Petroleum ............................................... 11,136 19,853 Southern Oil ......................................................... 1,762 (81) Maxim....................................................................... (1,921) (1,180) Corporate and Other ................................................. (19,832) (15,956) Interest Expense ........................................................ (8,221) (771) Operating Earnings Before Taxes ................................. 18,782 32,569 Income Taxes .............................................................. (4,629) (8,448) Net Operating Earnings ............................................... 14,153 24,121 Investment Gains/Losses* ............................................ (51,641) (27,880) Total Net Earnings ....................................................... $ (37,488) $ (3,759) *Investment gains/losses are reported on an after-tax basis and include realized and unrealized gains and losses arising from changes in market prices on investments in equity securities as well as changes in the value of The Lion Fund partnerships. Our reported earnings are materially affected by the volatility in the carrying value of The Lion Fund and other investments. Yet we are indifferent to variability in reported earnings triggered by the accounting of these investments. Of course, over the very long term, profits from investments and profits from operations are equally important. However, yearly fluctuation in the value of investments makes those figures meaningless for analytical purposes. As such, the vagaries of our investment performance obscure our operating performance. To correct the resultant distortions in our earnings figures, we simply separate changes in investment values from the earnings of the operating businesses when we report Biglari Holdings’ results. In 2025, the corporation had net operating earnings of $14.2 million. Better yet, those earnings translated into greater amounts of cash. It should be clear from past reports that we loathe operating losses. Our managers do too. It is our policy that every subsidiary must hold the prospect of generating long-term earnings for it to remain a permanent constituent of Biglari Holdings. 7 To fully assess the economic performance of the corporation, the logical approach for shareholders to take is to review the performance of each major operating subsidiary. Restaurant Operations Our restaurant operations consist of Steak n Shake and Western Sizzlin for a combined 435 units. However, their business models differ. Steak n Shake, with 404 locations, is primarily engaged in company-operated and nonconventional franchise restaurants. Western Sizzlin, on the other hand, is a traditional royalty-based franchise business, with 31 units — all but 3 are franchisee-run. Making money in the restaurant industry can feel like picking up nickels in front of a steamroller. The restaurant business is capital intensive, labor intensive, and intensely competitive, with a low barrier to entry, characteristics that when taken together result in low returns on capital and a high mortality rate. We have bucked the trend, managing to earn reasonable cash returns during our period of ownership by taking an approach contrary to most in the industry. For instance, we would rather maximize returns on capital than maximize the number of stores we operate. It is easy to open new stores; what is hard is to obtain decent rates of return on them. Western Sizzlin Corporation Biglari Holdings acquired Western Sizzlin in 2010, for a net purchase price of $21.7 million. The acquisition included $2 million of marketable securities and undeveloped real estate purchased for $3.8 million in 2007. Through year-end 2025, Western Sizzlin’s cash distributions to Biglari Holdings totaled $31.0 million. And we still own the securities and real estate, which, conservatively calculated, are worth $15 million. Western Sizzlin’s ingenious CEO, Robyn Mabe, has done the near impossible: prosper in the declining buffet segment. Our market share has gone up as other chains have gone out of business. Phil and I met Robyn 21 years ago when we first invested in the company. Her great leadership became our great fortune. Steak n Shake The biggest story of the year for Biglari Holdings was Steak n Shake’s performance. Many of the company’s goals, the foundation for which was laid in 2020, came to fruition in 2025. We reconstituted the senior management team and embraced a new mission, a new energy, and a new pace. By revitalizing Steak n Shake, we made it relatable to a new generation that is itself faster paced, more mobile, and keenly interested in quality. In 2025, the culmination of those efforts led to industry-leading growth in same-store sales of 10.2% in the fast-food category, which was our best annual same-store performance since present management took control of Steak n Shake in August 2008. Actually, it was the best performance since 1992. (Of course, we are excluding the rebound year of 2022 coming out of the COVID-19 pandemic.) We assumed control of a company that had just $1.6 million of cash on hand, debt of $27 million, burdensome lease liabilities of $140.3 million, and losses of approximately $100,000 per day. We were able to turn the business around in the throes of the global financial crisis of 2008, and by the end of 2009 were generating $100,000 per day. Details of the turnaround are covered in prior letters.

8 9 8 At various times in Biglari Holdings’ history, Steak n Shake has been the strongest-performing subsidiary and the parent company the beneficiary of its tremendous cash and value creation. Over the past seventeen years, the chain has supplied Biglari Holdings with over $400 million in cash. (Of that sum, about $200 million came from an increase in Steak n Shake’s debt.) Here is a recap of Steak n Shake’s performance since fiscal 2008. (Dollars in 000’s) Operating Earnings Number of Company- Operated Units Number of Franchise Partner Units Number of Traditional Franchise Units Total Number of Units 2008 .......................... $ (30,754) 423 – 75 498 2009 .......................... 11,473 412 – 73 485 2010 .......................... 38,316 412 – 71 483 2011 .......................... 41,247 413 – 76 489 2012 .......................... 45,622 414 – 83 497 2013 .......................... 28,376 415 – 104 519 2014 .......................... 26,494 416 – 124 540 2015 .......................... 39,749 417 – 144 561 2016 .......................... 34,717 417 – 173 590 2017 .......................... 431 415 – 200 615 2018 .......................... (10,657) 411 2 213 626 2019 .......................... (18,575) 368 29 213 610 2020 .......................... (4,587) 276 86 194 556 2021 .......................... 13,524 199 159 178 536 2022 .......................... 11,478 177 175 154 506 2023 .......................... 26,170 148 181 128 457 2024 .......................... 20,099 146 173 107 426 2025 ......................... 22,570 131 179 94 404 Notes: Data are for calendar years with these exceptions: 2008 through 2014 ended on the last Wednesday in September. In 2025, Steak n Shake produced pre-tax operating earnings of $22.6 million. For the last several years we have achieved double-digit pre-tax cash returns on capital but have yet to reach our goal of 20%. That target is now in sight as earnings increased — powered by the 10% rise in same- store sales — and capital employed decreased. The year 2025 was pivotal, for it marked a surge of improvement in the quality of our products. The company’s messaging around quality resonated with the public. In essence, we are coming back to the philosophy of Steak n Shake founder Gus Belt: “In sight it must be right” — emphasizing quality that you can see and taste. Belt invented the Steakburger, and with it Steak n Shake. He would bring in steak and grind it into burger patties before diners’ eyes to prove the provenance of his ingredients. Steak n Shake, born in 1934 on Route 66, soon became an American icon. 9 Today, Steak n Shake is also known for its beef tallow fries and legendary milkshakes. Our loyal and new customers’ enthusiasm for Steak n Shake has grown as a result of our zestful insistence on expensive natural ingredients. In addition to 100% beef tallow fries, we have introduced cane sugar Coca-Cola, Grade A Wisconsin butter, and A2 whole milk. The next big change we will introduce is 100% grass-fed Steakburgers. Our objective is for Steak n Shake to become a great differentiator — to differentiate itself from the fast-food pack in a manner that customers value. The transformation of 2020 laid the groundwork for today’s achievements by introducing a new point-of-sale system, installing self-order kiosks, reducing operating hours and menu items, and embarking on a journey to become a company of owners. These radical changes required a capital investment of about $50 million, which improved unit economics mightily. The payback on this capital investment took just under eighteen months. Crucially, the transformation led to triple-digit percentage gains in productivity — i.e., output per hour of employment — which enabled us to provide higher wages and higher quality that translated into higher profits. But another indispensable element of that transformation has been our franchise partner program. It is important to review how the program works, because it is not the typical arrangement. Our franchise partner agreement stipulates that the franchisee make an upfront investment totaling $10,000, a modest figure for the opportunity. Because of our significant investment in the business, including the construction of the restaurant and its equipment, we assess a fee of up to 15% of sales as well as 50% of profits. We generate most of our revenue from our share of the profits. It is worth noting that with company-operated units transitioning to franchise ownership, Steak n Shake will appear to be a much smaller company than before from a revenue perspective but not from a profit perspective. Accounting convention dictates that in company-operated units, sales to the end customer are recorded as revenue; but for franchise partner units, only our share of the restaurants’ profits, along with certain fees, are recorded as revenue. We are relying on our enterprising operators to become the most productive, hospitable restaurant company in the industry. Although we set the standards for the brand and centralize such functions as purchasing and training, we also confer the authority to make operating decisions on those who have earned the designation of franchise partner, freeing them from layers and layers of bureaucratic control. We have therefore structured the organization to achieve uniformity while building a culture of ownership at the unit level. For operators to think and act like owners, we believe they must be owners. In becoming a company of owners, we are changing the culture of the organization in our quest for service excellence. We now have more units operated by franchise owners than we do units operated by the company. Eventually, we expect to place all units in the hands of owner-operators. We choose franchise partners based on their managerial skill set and their demonstration of the gold standard in service. This franchise opportunity cannot be purchased, only earned. Our program is designed for those long on ability but short on capital. Our single-unit franchise partners display a consummate commitment to their respective restaurants. Absentee ownership is neither desired nor permitted. Our partners are responsible for managing the day-to-day operations of their restaurant, setting wages, and building their business one customer at a time. Under this franchise arrangement, an owner-operator is able to earn considerable sums, which is the way we want it.

98 8 At various times in Biglari Holdings’ history, Steak n Shake has been the strongest-performing subsidiary and the parent company the beneficiary of its tremendous cash and value creation. Over the past seventeen years, the chain has supplied Biglari Holdings with over $400 million in cash. (Of that sum, about $200 million came from an increase in Steak n Shake’s debt.) Here is a recap of Steak n Shake’s performance since fiscal 2008. (Dollars in 000’s) Operating Earnings Number of Company- Operated Units Number of Franchise Partner Units Number of Traditional Franchise Units Total Number of Units 2008 .......................... $ (30,754) 423 – 75 498 2009 .......................... 11,473 412 – 73 485 2010 .......................... 38,316 412 – 71 483 2011 .......................... 41,247 413 – 76 489 2012 .......................... 45,622 414 – 83 497 2013 .......................... 28,376 415 – 104 519 2014 .......................... 26,494 416 – 124 540 2015 .......................... 39,749 417 – 144 561 2016 .......................... 34,717 417 – 173 590 2017 .......................... 431 415 – 200 615 2018 .......................... (10,657) 411 2 213 626 2019 .......................... (18,575) 368 29 213 610 2020 .......................... (4,587) 276 86 194 556 2021 .......................... 13,524 199 159 178 536 2022 .......................... 11,478 177 175 154 506 2023 .......................... 26,170 148 181 128 457 2024 .......................... 20,099 146 173 107 426 2025 ......................... 22,570 131 179 94 404 Notes: Data are for calendar years with these exceptions: 2008 through 2014 ended on the last Wednesday in September. In 2025, Steak n Shake produced pre-tax operating earnings of $22.6 million. For the last several years we have achieved double-digit pre-tax cash returns on capital but have yet to reach our goal of 20%. That target is now in sight as earnings increased — powered by the 10% rise in same- store sales — and capital employed decreased. The year 2025 was pivotal, for it marked a surge of improvement in the quality of our products. The company’s messaging around quality resonated with the public. In essence, we are coming back to the philosophy of Steak n Shake founder Gus Belt: “In sight it must be right” — emphasizing quality that you can see and taste. Belt invented the Steakburger, and with it Steak n Shake. He would bring in steak and grind it into burger patties before diners’ eyes to prove the provenance of his ingredients. Steak n Shake, born in 1934 on Route 66, soon became an American icon. 9 Today, Steak n Shake is also known for its beef tallow fries and legendary milkshakes. Our loyal and new customers’ enthusiasm for Steak n Shake has grown as a result of our zestful insistence on expensive natural ingredients. In addition to 100% beef tallow fries, we have introduced cane sugar Coca-Cola, Grade A Wisconsin butter, and A2 whole milk. The next big change we will introduce is 100% grass-fed Steakburgers. Our objective is for Steak n Shake to become a great differentiator — to differentiate itself from the fast-food pack in a manner that customers value. The transformation of 2020 laid the groundwork for today’s achievements by introducing a new point-of-sale system, installing self-order kiosks, reducing operating hours and menu items, and embarking on a journey to become a company of owners. These radical changes required a capital investment of about $50 million, which improved unit economics mightily. The payback on this capital investment took just under eighteen months. Crucially, the transformation led to triple-digit percentage gains in productivity — i.e., output per hour of employment — which enabled us to provide higher wages and higher quality that translated into higher profits. But another indispensable element of that transformation has been our franchise partner program. It is important to review how the program works, because it is not the typical arrangement. Our franchise partner agreement stipulates that the franchisee make an upfront investment totaling $10,000, a modest figure for the opportunity. Because of our significant investment in the business, including the construction of the restaurant and its equipment, we assess a fee of up to 15% of sales as well as 50% of profits. We generate most of our revenue from our share of the profits. It is worth noting that with company-operated units transitioning to franchise ownership, Steak n Shake will appear to be a much smaller company than before from a revenue perspective but not from a profit perspective. Accounting convention dictates that in company-operated units, sales to the end customer are recorded as revenue; but for franchise partner units, only our share of the restaurants’ profits, along with certain fees, are recorded as revenue. We are relying on our enterprising operators to become the most productive, hospitable restaurant company in the industry. Although we set the standards for the brand and centralize such functions as purchasing and training, we also confer the authority to make operating decisions on those who have earned the designation of franchise partner, freeing them from layers and layers of bureaucratic control. We have therefore structured the organization to achieve uniformity while building a culture of ownership at the unit level. For operators to think and act like owners, we believe they must be owners. In becoming a company of owners, we are changing the culture of the organization in our quest for service excellence. We now have more units operated by franchise owners than we do units operated by the company. Eventually, we expect to place all units in the hands of owner-operators. We choose franchise partners based on their managerial skill set and their demonstration of the gold standard in service. This franchise opportunity cannot be purchased, only earned. Our program is designed for those long on ability but short on capital. Our single-unit franchise partners display a consummate commitment to their respective restaurants. Absentee ownership is neither desired nor permitted. Our partners are responsible for managing the day-to-day operations of their restaurant, setting wages, and building their business one customer at a time. Under this franchise arrangement, an owner-operator is able to earn considerable sums, which is the way we want it.

10 11 10 The loyalty of our operators and the spirit of cooperation that prevails throughout the partnerships are second to none. Our franchise partners are industrious individuals who have translated hard work into productive enterprise in their pursuit of the American dream. By year-end 2025, we had converted 179 company-operated units into single-unit franchise partnerships. The program has exceeded all expectations but one: We have yet to convert the entire system from company-operated units to franchise partnerships. The remaining restaurants are lower- volume units, which makes them a tough sell for the kind of franchise operators we seek. Nonetheless, the continued upswing in their profits should enhance these stores’ prospects. As we continue to work on company-operated restaurants, our future lies primarily with franchise partners, whose units collectively generate about 70% of Steak n Shake’s store-level cash flows. Restaurants are a momentum business. To continue building on our momentum, we will judiciously reinvest in our restaurants to achieve improved product quality, better consistency, lower labor intensity, and greater speed of service. We have also chosen several restaurants in which to test a retro-futuristic aesthetic — combining the best of our heritage with the best of modern advancements, such as Supercharger stations in partnership with Tesla. Further, we are exploring the introduction of robotics and robotaxis, in an effort to anticipate the future. Essentially, we want to combine tradition stemming from our founding in 1934 with a look toward 2034. An area of disappointment last year was our traditional franchise business. Although the current group had an exceptional year in growing same-store sales, we have not stemmed unit closures. This segment of our operation has been in decline since 2019 because many franchisees did not adopt the company’s transformation plan. Plus, there exists a lag between the progress we make as a company and franchise unit growth. We will continue to develop a track record proffering the most appealing combination of aesthetics, premium quality, and strong unit economics. The traditional franchise business is an important dimension of Steak n Shake because it expands the brand without the deployment of our capital. Steak n Shake’s overall performance in 2025 was not the result of a rising industry tide. What really mattered is how we treated our customers. To become America’s favorite burger restaurant, we must deserve it. Insurance Operations The assets of financial firms differ in important respects from those of other kinds of businesses. Nonfinancial companies largely create their assets out of profits and use them to create more profits. But financial companies such as banks create assets primarily by serving as receptacles for deposits — that is, other people’s money — which they then lend or invest. Insurance firms also create assets by using other people’s money. But unlike a bank, where customers can withdraw their deposits, property and casualty insurance reserves cannot be withdrawn. Our insurance business enhances Biglari Holdings’ financial base and is a durable source of earnings. The reason we endeavor to construct a formidable insurance operation arises from our attraction to the financial dynamics of the property and casualty insurance business. Premiums are collected before claims are paid out, such that funds from policyholders are, in the interim, available for investment. Naturally, if the sum total of eventual losses and expenses does not exceed premiums, the company produces an underwriting profit, which, in effect, provides investment funds financed at sub-zero cost. Any investment gains or losses on these funds accrue to the insurance company’s owners. 11 By reviewing industry data compiled by AM Best — the largest credit-rating agency specializing in the insurance industry — we can easily see that from 2014 through 2025, the total return on the net worth of property and casualty insurance companies amounted to about 8%. This compares to an average return of approximately 15% for all U.S. industries. Essentially, the average insurance company is just not as profitable as the average Fortune 500 company. What we expect to achieve over time — underwriting profitability — should not be expected of the property and casualty insurance industry as a whole. In most years, the industry experiences underwriting losses. The way we avoid this fate is by associating with first-class companies in the industry. Our subsidiaries excel in an insurance world populated by property and casualty insurance companies whose overall profits derive mainly from their investment income rather than their underwriting income. By contrast, our insurance companies pursue nothing but underwriting income, while the parent company handles the investments. By focusing on underwriting results, not premium volume, we take a different approach from that of most other companies. We entered the industry with our acquisition of First Guard Insurance Company in 2014, augmented by our purchase of Southern Pioneer Property & Casualty Insurance Company in 2020. In 2024, we started a reinsurance division, Biglari Reinsurance Ltd., that strengthened the resources of our insurance group. Over our near twelve-year history in the property and casualty insurance business, we have produced underwriting profits every year, totaling $74.4 million pre-tax. Here is the record of our insurance business since 2014. (Dollars in 000’s) Premiums Earned Underwriting Profit Combined Ratio* 2014 .............................. $ 8,719 $ 1,797 79.4 2015 ............................. 16,719 3,357 79.9 2016 ............................. 22,397 4,913 78.1 2017 ............................. 24,242 4,518 81.4 2018 ............................. 26,465 5,634 78.7 2019 ............................. 28,746 6,477 77.5 2020 .............................. 49,220 9,999 79.7 2021 .............................. 55,411 12,317 77.8 2022 .............................. 59,949 5,301 91.2 2023 .............................. 61,225 8,454 86.2 2024 .............................. 65,809 4,438 93.3 2025 .............................. 70,147 7,210 89.7 *The combined ratio represents losses incurred plus expenses as compared to revenue from premiums. A combined ratio below 100 percent denotes an underwriting profit, whereas a ratio above 100 percent signifies a loss. First Guard is a direct underwriter of commercial truck insurance — with no agent between the insurer and the insured — rendering the company a low-cost operator with a sustainable competitive advantage. As a niche writer of commercial truck insurance, First Guard has produced an average underwriting profitability of 21.5% since it commenced operations in 1997. More impressively, it has registered an underwriting profit in every quarter of its existence. That is 114 consecutive quarters of underwriting profit.

1110 10 The loyalty of our operators and the spirit of cooperation that prevails throughout the partnerships are second to none. Our franchise partners are industrious individuals who have translated hard work into productive enterprise in their pursuit of the American dream. By year-end 2025, we had converted 179 company-operated units into single-unit franchise partnerships. The program has exceeded all expectations but one: We have yet to convert the entire system from company-operated units to franchise partnerships. The remaining restaurants are lower- volume units, which makes them a tough sell for the kind of franchise operators we seek. Nonetheless, the continued upswing in their profits should enhance these stores’ prospects. As we continue to work on company-operated restaurants, our future lies primarily with franchise partners, whose units collectively generate about 70% of Steak n Shake’s store-level cash flows. Restaurants are a momentum business. To continue building on our momentum, we will judiciously reinvest in our restaurants to achieve improved product quality, better consistency, lower labor intensity, and greater speed of service. We have also chosen several restaurants in which to test a retro-futuristic aesthetic — combining the best of our heritage with the best of modern advancements, such as Supercharger stations in partnership with Tesla. Further, we are exploring the introduction of robotics and robotaxis, in an effort to anticipate the future. Essentially, we want to combine tradition stemming from our founding in 1934 with a look toward 2034. An area of disappointment last year was our traditional franchise business. Although the current group had an exceptional year in growing same-store sales, we have not stemmed unit closures. This segment of our operation has been in decline since 2019 because many franchisees did not adopt the company’s transformation plan. Plus, there exists a lag between the progress we make as a company and franchise unit growth. We will continue to develop a track record proffering the most appealing combination of aesthetics, premium quality, and strong unit economics. The traditional franchise business is an important dimension of Steak n Shake because it expands the brand without the deployment of our capital. Steak n Shake’s overall performance in 2025 was not the result of a rising industry tide. What really mattered is how we treated our customers. To become America’s favorite burger restaurant, we must deserve it. Insurance Operations The assets of financial firms differ in important respects from those of other kinds of businesses. Nonfinancial companies largely create their assets out of profits and use them to create more profits. But financial companies such as banks create assets primarily by serving as receptacles for deposits — that is, other people’s money — which they then lend or invest. Insurance firms also create assets by using other people’s money. But unlike a bank, where customers can withdraw their deposits, property and casualty insurance reserves cannot be withdrawn. Our insurance business enhances Biglari Holdings’ financial base and is a durable source of earnings. The reason we endeavor to construct a formidable insurance operation arises from our attraction to the financial dynamics of the property and casualty insurance business. Premiums are collected before claims are paid out, such that funds from policyholders are, in the interim, available for investment. Naturally, if the sum total of eventual losses and expenses does not exceed premiums, the company produces an underwriting profit, which, in effect, provides investment funds financed at sub-zero cost. Any investment gains or losses on these funds accrue to the insurance company’s owners. 11 By reviewing industry data compiled by AM Best — the largest credit-rating agency specializing in the insurance industry — we can easily see that from 2014 through 2025, the total return on the net worth of property and casualty insurance companies amounted to about 8%. This compares to an average return of approximately 15% for all U.S. industries. Essentially, the average insurance company is just not as profitable as the average Fortune 500 company. What we expect to achieve over time — underwriting profitability — should not be expected of the property and casualty insurance industry as a whole. In most years, the industry experiences underwriting losses. The way we avoid this fate is by associating with first-class companies in the industry. Our subsidiaries excel in an insurance world populated by property and casualty insurance companies whose overall profits derive mainly from their investment income rather than their underwriting income. By contrast, our insurance companies pursue nothing but underwriting income, while the parent company handles the investments. By focusing on underwriting results, not premium volume, we take a different approach from that of most other companies. We entered the industry with our acquisition of First Guard Insurance Company in 2014, augmented by our purchase of Southern Pioneer Property & Casualty Insurance Company in 2020. In 2024, we started a reinsurance division, Biglari Reinsurance Ltd., that strengthened the resources of our insurance group. Over our near twelve-year history in the property and casualty insurance business, we have produced underwriting profits every year, totaling $74.4 million pre-tax. Here is the record of our insurance business since 2014. (Dollars in 000’s) Premiums Earned Underwriting Profit Combined Ratio* 2014 .............................. $ 8,719 $ 1,797 79.4 2015 ............................. 16,719 3,357 79.9 2016 ............................. 22,397 4,913 78.1 2017 ............................. 24,242 4,518 81.4 2018 ............................. 26,465 5,634 78.7 2019 ............................. 28,746 6,477 77.5 2020 .............................. 49,220 9,999 79.7 2021 .............................. 55,411 12,317 77.8 2022 .............................. 59,949 5,301 91.2 2023 .............................. 61,225 8,454 86.2 2024 .............................. 65,809 4,438 93.3 2025 .............................. 70,147 7,210 89.7 *The combined ratio represents losses incurred plus expenses as compared to revenue from premiums. A combined ratio below 100 percent denotes an underwriting profit, whereas a ratio above 100 percent signifies a loss. First Guard is a direct underwriter of commercial truck insurance — with no agent between the insurer and the insured — rendering the company a low-cost operator with a sustainable competitive advantage. As a niche writer of commercial truck insurance, First Guard has produced an average underwriting profitability of 21.5% since it commenced operations in 1997. More impressively, it has registered an underwriting profit in every quarter of its existence. That is 114 consecutive quarters of underwriting profit.

12 13 12 The creator of this marvelous business is Ed Campbell, III. We have long viewed First Guard as a masterpiece in our collection of businesses, and Ed as the Michelangelo of management. And in another masterful stroke, in 2021 he chose the ideal CEO to succeed him: Drew Toepfer. A consummate businessman with an analytical mind, Drew has done a sensational job managing First Guard. He will make the company more valuable over time by retaining the company’s collective discipline and finding new ways to grow the business. We were spoiled by our purchase of First Guard, and with the acquisition of Southern Pioneer, we were spoiled once again. The two companies have one important characteristic in common: They are run by extraordinary people. Southern Pioneer is a specialist in providing commercial coverage to non-franchised automobile dealerships; it also underwrites homeowners, dwelling fire, collateral protection, and liquor liability insurance. Its products are marketed largely through independent agents and financial institutions. By specializing in particular areas, Southern Pioneer has produced an exceptional underwriting record since its creation in 1981. Its founders, Ben and Hal Hyneman, alongside their respective sons Brian and Matt, and Hunter, manage the company collectively. Southern Pioneer had a solid year, with a combined ratio of 96.4%. That performance is even more remarkable in light of the difficulties the company experienced in homeowners insurance. Indeed, this line has been like crossing a minefield. Our company’s record has been far better than average because its cautious underwriters know how to navigate the dangers. The Hynemans are staunch believers in cooperation and mutual loyalty — many of the employees have been with the company for decades, some generationally. It is a delight to be associated with the Hyneman family; they embody the wisdom of Benjamin Franklin. Ben and Hal’s father was B.F. Hyneman — his initials, as you may have guessed, stand for the name of that founding father. (Interesting side note: Among Franklin’s countless achievements, he co-founded the first successful fire-insurance company in colonial America in 1752.) * * * We have been on a journey to build a robust insurance operation that will become the corporation’s primary engine. With the creation of our reinsurance company, Biglari Reinsurance, we have transformed our insurance division to both improve our returns on capital and serve as a foundation for growth. Biglari Reinsurance is a highly capitalized entity that has enhanced the credit rating of our insurance group. Last year, AM Best bestowed the group with an A rating. Our financial strength is a valuable asset, one we intend to exploit in our quest to acquire other insurance companies. We expect our acquisition activity to increase now that our insurance division possesses a rating advantage; a reputational advantage, among both regulators and owner-managers; and an investment flexibility advantage. We will need these advantages to build a sizable business using insurance reserve liabilities, rather than equity, to fund the purchase of assets. If we grow these liabilities without an underwriting loss, we anticipate an increase in the profitability of our enterprise. Generally speaking, the insurance business presents Biglari Holdings with its greatest opportunities. Phil and I are intent on building an ever greater collection of insurance businesses. 13 Oil & Gas Operations In 2025, our oil and gas operations earned $12.9 million of pre-tax earnings. As occurred in the preceding two years, we benefited from assigning — or in industry parlance, farming out — some of our oil and natural gas assets to third parties for development. We realized a gain of $11.9 million on these transactions. Our oil and gas operations consist of Southern Oil Company and Abraxas Petroleum Corporation. Southern Oil is a different type of operation from that of Abraxas Petroleum, insofar as Southern Oil primarily operates offshore in Louisiana state waters, while Abraxas Petroleum is a land- based producer in the prolific Permian Basin of West Texas. We acquired Southern Oil in 2019 and Abraxas Petroleum in 2022 (adding the 10% minority interest in 2023) for a combined $136.9 million. From the time of their acquisitions through the end of 2025, the oil companies paid Biglari Holdings a cumulative $172.6 million in cash. So far, so good. Our approach has been to get the money out of the ground — and not put the money back in. A substantial portion of our oil profits have come from farmouts. To date, we have been successful in obtaining partners for various depths of Abraxas’s undeveloped acreage. These arrangements allow us to share proportionately in the performance of the new wells but take none of the drilling, operational, or financial risks. Maxim Inc. We purchased Maxim in 2014 for $12.6 million. But we did so not with the intention of entering the publishing business per se; rather, we acquired an underexploited brand with the intention of generating nonmagazine revenue, notably through licensing, a cash-generating business related to consumer products, services, and events. When we acquired Maxim, we first addressed the cost structure of the traditional side of the business, print publishing, while creating a sophisticated periodical that is aspirational and inspirational. We greatly amplified the quality of paper, photography, and content and have repositioned the brand with a luxury lifestyle magazine and an online presence that together provide a launching pad for high-profit lines of business. The ability to build profits will rest mainly on our licensing business. We continue to seek licensing opportunities where we bear little to no downside risk yet share in the upside opportunity. Our results are sure to be uneven because licensing projects themselves materialize with irregularity. As I wrote in last year’s letter, we brought our digital contest business in-house; that new venture grew stronger and more important in 2025. The highly talented team worked laboriously to unearth the latent value of the Maxim brand by producing contests that drew in more than 250,000 contestants. The start-up business factored into our $1.9 million pre-tax loss, but during the year it turned profitable and is now a supplier rather than a recipient of cash. Building on the trend of new revenue streams, we expect Maxim to contribute cash to Biglari Holdings going forward.

1312 12 The creator of this marvelous business is Ed Campbell, III. We have long viewed First Guard as a masterpiece in our collection of businesses, and Ed as the Michelangelo of management. And in another masterful stroke, in 2021 he chose the ideal CEO to succeed him: Drew Toepfer. A consummate businessman with an analytical mind, Drew has done a sensational job managing First Guard. He will make the company more valuable over time by retaining the company’s collective discipline and finding new ways to grow the business. We were spoiled by our purchase of First Guard, and with the acquisition of Southern Pioneer, we were spoiled once again. The two companies have one important characteristic in common: They are run by extraordinary people. Southern Pioneer is a specialist in providing commercial coverage to non-franchised automobile dealerships; it also underwrites homeowners, dwelling fire, collateral protection, and liquor liability insurance. Its products are marketed largely through independent agents and financial institutions. By specializing in particular areas, Southern Pioneer has produced an exceptional underwriting record since its creation in 1981. Its founders, Ben and Hal Hyneman, alongside their respective sons Brian and Matt, and Hunter, manage the company collectively. Southern Pioneer had a solid year, with a combined ratio of 96.4%. That performance is even more remarkable in light of the difficulties the company experienced in homeowners insurance. Indeed, this line has been like crossing a minefield. Our company’s record has been far better than average because its cautious underwriters know how to navigate the dangers. The Hynemans are staunch believers in cooperation and mutual loyalty — many of the employees have been with the company for decades, some generationally. It is a delight to be associated with the Hyneman family; they embody the wisdom of Benjamin Franklin. Ben and Hal’s father was B.F. Hyneman — his initials, as you may have guessed, stand for the name of that founding father. (Interesting side note: Among Franklin’s countless achievements, he co-founded the first successful fire-insurance company in colonial America in 1752.) * * * We have been on a journey to build a robust insurance operation that will become the corporation’s primary engine. With the creation of our reinsurance company, Biglari Reinsurance, we have transformed our insurance division to both improve our returns on capital and serve as a foundation for growth. Biglari Reinsurance is a highly capitalized entity that has enhanced the credit rating of our insurance group. Last year, AM Best bestowed the group with an A rating. Our financial strength is a valuable asset, one we intend to exploit in our quest to acquire other insurance companies. We expect our acquisition activity to increase now that our insurance division possesses a rating advantage; a reputational advantage, among both regulators and owner-managers; and an investment flexibility advantage. We will need these advantages to build a sizable business using insurance reserve liabilities, rather than equity, to fund the purchase of assets. If we grow these liabilities without an underwriting loss, we anticipate an increase in the profitability of our enterprise. Generally speaking, the insurance business presents Biglari Holdings with its greatest opportunities. Phil and I are intent on building an ever greater collection of insurance businesses. 13 Oil & Gas Operations In 2025, our oil and gas operations earned $12.9 million of pre-tax earnings. As occurred in the preceding two years, we benefited from assigning — or in industry parlance, farming out — some of our oil and natural gas assets to third parties for development. We realized a gain of $11.9 million on these transactions. Our oil and gas operations consist of Southern Oil Company and Abraxas Petroleum Corporation. Southern Oil is a different type of operation from that of Abraxas Petroleum, insofar as Southern Oil primarily operates offshore in Louisiana state waters, while Abraxas Petroleum is a land- based producer in the prolific Permian Basin of West Texas. We acquired Southern Oil in 2019 and Abraxas Petroleum in 2022 (adding the 10% minority interest in 2023) for a combined $136.9 million. From the time of their acquisitions through the end of 2025, the oil companies paid Biglari Holdings a cumulative $172.6 million in cash. So far, so good. Our approach has been to get the money out of the ground — and not put the money back in. A substantial portion of our oil profits have come from farmouts. To date, we have been successful in obtaining partners for various depths of Abraxas’s undeveloped acreage. These arrangements allow us to share proportionately in the performance of the new wells but take none of the drilling, operational, or financial risks. Maxim Inc. We purchased Maxim in 2014 for $12.6 million. But we did so not with the intention of entering the publishing business per se; rather, we acquired an underexploited brand with the intention of generating nonmagazine revenue, notably through licensing, a cash-generating business related to consumer products, services, and events. When we acquired Maxim, we first addressed the cost structure of the traditional side of the business, print publishing, while creating a sophisticated periodical that is aspirational and inspirational. We greatly amplified the quality of paper, photography, and content and have repositioned the brand with a luxury lifestyle magazine and an online presence that together provide a launching pad for high-profit lines of business. The ability to build profits will rest mainly on our licensing business. We continue to seek licensing opportunities where we bear little to no downside risk yet share in the upside opportunity. Our results are sure to be uneven because licensing projects themselves materialize with irregularity. As I wrote in last year’s letter, we brought our digital contest business in-house; that new venture grew stronger and more important in 2025. The highly talented team worked laboriously to unearth the latent value of the Maxim brand by producing contests that drew in more than 250,000 contestants. The start-up business factored into our $1.9 million pre-tax loss, but during the year it turned profitable and is now a supplier rather than a recipient of cash. Building on the trend of new revenue streams, we expect Maxim to contribute cash to Biglari Holdings going forward.

14 15 14 Shareholder Communications Stockholders collectively prosper in concert with the prosperity of the corporation. (They also suffer in concert with its failings.) Although we are not responsible for the price you pay for the corporation’s stock, we are responsible for the per-share intrinsic value we create during the period of your ownership. The material contained in this report is designed to provide you with the information necessary to arrive at the corporation’s per-share intrinsic value — information we would want to know if our roles were reversed. Our goal during your period of ownership is to build per-share value that exceeds the rate of return of the S&P 500 Index. The longer a shareholder’s holding period, the greater the alignment between the corporation’s business performance and its stock performance. We hope your time horizon is expressed in decades. My communications with shareholders are generally limited to the annual report and the annual meeting. We do not provide earnings guidance or hold quarterly conference calls because neither activity would be consistent with our style of management, whose aim is to attract informed long-term investors. Moreover, we wish to provide all shareholders with the same information simultaneously. One- on-one meetings are neither productive nor practicable. We remain attentive to long-term owners who think for themselves and make long-term investments based on their own assessment. It is this constituency to whom I write the Chairman’s Letters, covering the business in reasonable detail, and for whom we hold annual meetings covering matters of substance. We undertake these practices because we care about the kind of shareholders who own our stock. Since our decisions are based on rationality, not optics, we frequently depart from the zeitgeist regarding corporate governance. Those seeking a conventional firm to invest in have thousands of publicly owned companies from which to choose. But those who find our modus operandi appealing are welcome to join our club, admission to which is available through the New York Stock Exchange, where our stock is listed. Past Chairman’s Letters are also essential to help you gain more knowledge of our business. These letters can be easily accessed on our website, biglariholdings.com. To keep you abreast of the company, we will issue press releases concerning 2026 quarterly results after the market closes on May 8, August 7, and November 6. The 2026 annual report will be posted on our website on Saturday, February 27, 2027. The annual meeting will be held at 1:00 pm on Wednesday, April 8, 2026, at San Antonio’s Majestic Theatre, a venue that lives up to its name. We hope you enjoy the city to the fullest. We have obtained discounts at hotels that are posted on our website. The bulk of the gathering is a question- and-answer session that usually lasts several hours, covering myriad topics on shareholders’ minds. The meeting is just for our owners; to attend, you must own shares and show proof thereof. As an owner, you may bring up to two pre-registered guests with you. * * * 15 Our aim is to grow per-share intrinsic value by an average of 15% per annum. To attain our return objective, we must generate aggregate profits of about $1.6 billion in the next ten years, assuming the equity base does not change as a result of share issuances or repurchases. Doing so will require the sound reallocation of capital into consequential profit-making opportunities. We feel we are just getting started. Phil and I are committed to making your journey with us a profitable one. Sardar Biglari Chairman of the Board February 27, 2026

1514 14 Shareholder Communications Stockholders collectively prosper in concert with the prosperity of the corporation. (They also suffer in concert with its failings.) Although we are not responsible for the price you pay for the corporation’s stock, we are responsible for the per-share intrinsic value we create during the period of your ownership. The material contained in this report is designed to provide you with the information necessary to arrive at the corporation’s per-share intrinsic value — information we would want to know if our roles were reversed. Our goal during your period of ownership is to build per-share value that exceeds the rate of return of the S&P 500 Index. The longer a shareholder’s holding period, the greater the alignment between the corporation’s business performance and its stock performance. We hope your time horizon is expressed in decades. My communications with shareholders are generally limited to the annual report and the annual meeting. We do not provide earnings guidance or hold quarterly conference calls because neither activity would be consistent with our style of management, whose aim is to attract informed long-term investors. Moreover, we wish to provide all shareholders with the same information simultaneously. One- on-one meetings are neither productive nor practicable. We remain attentive to long-term owners who think for themselves and make long-term investments based on their own assessment. It is this constituency to whom I write the Chairman’s Letters, covering the business in reasonable detail, and for whom we hold annual meetings covering matters of substance. We undertake these practices because we care about the kind of shareholders who own our stock. Since our decisions are based on rationality, not optics, we frequently depart from the zeitgeist regarding corporate governance. Those seeking a conventional firm to invest in have thousands of publicly owned companies from which to choose. But those who find our modus operandi appealing are welcome to join our club, admission to which is available through the New York Stock Exchange, where our stock is listed. Past Chairman’s Letters are also essential to help you gain more knowledge of our business. These letters can be easily accessed on our website, biglariholdings.com. To keep you abreast of the company, we will issue press releases concerning 2026 quarterly results after the market closes on May 8, August 7, and November 6. The 2026 annual report will be posted on our website on Saturday, February 27, 2027. The annual meeting will be held at 1:00 pm on Wednesday, April 8, 2026, at San Antonio’s Majestic Theatre, a venue that lives up to its name. We hope you enjoy the city to the fullest. We have obtained discounts at hotels that are posted on our website. The bulk of the gathering is a question- and-answer session that usually lasts several hours, covering myriad topics on shareholders’ minds. The meeting is just for our owners; to attend, you must own shares and show proof thereof. As an owner, you may bring up to two pre-registered guests with you. * * * 15 Our aim is to grow per-share intrinsic value by an average of 15% per annum. To attain our return objective, we must generate aggregate profits of about $1.6 billion in the next ten years, assuming the equity base does not change as a result of share issuances or repurchases. Doing so will require the sound reallocation of capital into consequential profit-making opportunities. We feel we are just getting started. Phil and I are committed to making your journey with us a profitable one. Sardar Biglari Chairman of the Board February 27, 2026

16 17 [THIS PAGE LEFT BLANK INTENTIONALLY] UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 10-K x ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2025 or ¨ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ____ to ____ Commission file number 001-38477 BIGLARI HOLDINGS INC. (Exact name of registrant as specified in its charter) Indiana 82-3784946 (State or other jurisdiction of incorporation) (I.R.S. Employer Identification No.) 19100 Ridgewood Parkway, Suite 1200 San Antonio, Texas 78259 (Address of principal executive offices) (Zip Code) (210) 344-3400 Registrant’s telephone number, including area code Securities registered pursuant to Section 12(b) of the Act: Title of each class Trading Symbols Name of each exchange on which registered Class A Common Stock, no par value BH.A New York Stock Exchange Class B Common Stock, no par value BH New York Stock Exchange Class A Common Stock, no par value BH.A NYSE Texas, Inc. Class B Common Stock, no par value BH NYSE Texas, Inc. Securities registered pursuant to Section 12(g) of the Act: NONE Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ¨ No x Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ¨ No x Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes x No ¨ Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (Section 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes x No ¨ Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one): Large accelerated filer ¨ Accelerated filer x Non-accelerated filer ¨ Smaller reporting company x Emerging growth company ¨ 17

1716 [THIS PAGE LEFT BLANK INTENTIONALLY] UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 10-K x ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2025 or ¨ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ____ to ____ Commission file number 001-38477 BIGLARI HOLDINGS INC. (Exact name of registrant as specified in its charter) Indiana 82-3784946 (State or other jurisdiction of incorporation) (I.R.S. Employer Identification No.) 19100 Ridgewood Parkway, Suite 1200 San Antonio, Texas 78259 (Address of principal executive offices) (Zip Code) (210) 344-3400 Registrant’s telephone number, including area code Securities registered pursuant to Section 12(b) of the Act: Title of each class Trading Symbols Name of each exchange on which registered Class A Common Stock, no par value BH.A New York Stock Exchange Class B Common Stock, no par value BH New York Stock Exchange Class A Common Stock, no par value BH.A NYSE Texas, Inc. Class B Common Stock, no par value BH NYSE Texas, Inc. Securities registered pursuant to Section 12(g) of the Act: NONE Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ¨ No x Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ¨ No x Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes x No ¨ Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (Section 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes x No ¨ Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one): Large accelerated filer ¨ Accelerated filer x Non-accelerated filer ¨ Smaller reporting company x Emerging growth company ¨ 17

18 19 If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ¨ Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. x If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ¨ Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ¨ Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ¨ No x The aggregate market value of the voting and non-voting common stock held by non-affiliates of the registrant as of June 30, 2025, was approximately $267,698,652. Number of shares of common stock outstanding as of February 26, 2026: Class A common stock – 211,176 Class B common stock – 2,083,140 DOCUMENTS INCORPORATED BY REFERENCE Portions of the Registrant’s definitive Proxy Statement to be filed for its 2026 Annual Meeting of Shareholders are incorporated by reference into Part III of this Form 10-K. 18 Table of Contents Page No. Part I Item 1. Business ................................................................................................................................................ 20 Item 1A. Risk Factors ......................................................................................................................................... 22 Item 1B. Unresolved Staff Comments ............................................................................................................... 27 Item 1C. Cybersecurity ....................................................................................................................................... 27 Item 2. Properties ............................................................................................................................................. 28 Item 3. Legal Proceedings ................................................................................................................................ 29 Item 4. 29Mine Safety Disclosures ...................................................................................................................... Part II Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities .............................................................................................................................. 29 Item 6. [Reserved] ............................................................................................................................................. 29 Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations ...... 30 Item 7A. Quantitative and Qualitative Disclosures about Market Risk ....................................................... 41 Item 8. Financial Statements and Supplementary Data ............................................................................... 42 Consolidated Balance Sheets .............................................................................................................. 46 Consolidated Statements of Earnings ................................................................................................. 47 Consolidated Statements of Comprehensive Income ......................................................................... 47 Consolidated Statements of Cash Flows ............................................................................................. 48 Consolidated Statements of Changes in Shareholders’ Equity ........................................................... 49 Notes to Consolidated Financial Statements ...................................................................................... 50 Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure ...... 78 Item 9A. Controls and Procedures .................................................................................................................... 78 Item 9B. Other Information ............................................................................................................................... 79 Item 9C. 79Disclosure Regarding Foreign Jurisdictions that Prevent Inspections ........................................... Part III Item 10. Directors, Executive Officers and Corporate Governance .............................................................. 79 Item 11. Executive Compensation ..................................................................................................................... 79 Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters .................................................................................................................................................. 79 Item 13. Certain Relationships and Related Transactions, and Director Independence ............................. 79 Item 14. Principal Accountant Fees and Services ............................................................................................ 79 Signatures ................................................................................................................................................................ 80 19

1918 If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ¨ Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. x If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ¨ Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ¨ Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ¨ No x The aggregate market value of the voting and non-voting common stock held by non-affiliates of the registrant as of June 30, 2025, was approximately $267,698,652. Number of shares of common stock outstanding as of February 26, 2026: Class A common stock – 211,176 Class B common stock – 2,083,140 DOCUMENTS INCORPORATED BY REFERENCE Portions of the Registrant’s definitive Proxy Statement to be filed for its 2026 Annual Meeting of Shareholders are incorporated by reference into Part III of this Form 10-K. 18 Table of Contents Page No. Part I Item 1. Business ................................................................................................................................................ 20 Item 1A. Risk Factors ......................................................................................................................................... 22 Item 1B. Unresolved Staff Comments ............................................................................................................... 27 Item 1C. Cybersecurity ....................................................................................................................................... 27 Item 2. Properties ............................................................................................................................................. 28 Item 3. Legal Proceedings ................................................................................................................................ 29 Item 4. 29Mine Safety Disclosures ...................................................................................................................... Part II Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities .............................................................................................................................. 29 Item 6. [Reserved] ............................................................................................................................................. 29 Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations ...... 30 Item 7A. Quantitative and Qualitative Disclosures about Market Risk ....................................................... 41 Item 8. Financial Statements and Supplementary Data ............................................................................... 42 Consolidated Balance Sheets .............................................................................................................. 46 Consolidated Statements of Earnings ................................................................................................. 47 Consolidated Statements of Comprehensive Income ......................................................................... 47 Consolidated Statements of Cash Flows ............................................................................................. 48 Consolidated Statements of Changes in Shareholders’ Equity ........................................................... 49 Notes to Consolidated Financial Statements ...................................................................................... 50 Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure ...... 78 Item 9A. Controls and Procedures .................................................................................................................... 78 Item 9B. Other Information ............................................................................................................................... 79 Item 9C. 79Disclosure Regarding Foreign Jurisdictions that Prevent Inspections ........................................... Part III Item 10. Directors, Executive Officers and Corporate Governance .............................................................. 79 Item 11. Executive Compensation ..................................................................................................................... 79 Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters .................................................................................................................................................. 79 Item 13. Certain Relationships and Related Transactions, and Director Independence ............................. 79 Item 14. Principal Accountant Fees and Services ............................................................................................ 79 Signatures ................................................................................................................................................................ 80 19

20 21 Part I Item 1. Business Biglari Holdings Inc. is a holding company owning subsidiaries engaged in a number of diverse business activities, including property and casualty insurance and reinsurance, licensing and media, restaurants, and oil and gas. The Company’s largest operating subsidiaries are involved in the franchising and operating of restaurants. Biglari Holdings is founded and led by Sardar Biglari, Chairman and Chief Executive Officer of the Company. Biglari Holdings’ management system combines decentralized operations with centralized financial decision-making. Operating decisions for the various business units are made by their respective managers. All major investment and capital allocation decisions are made for the Company and its subsidiaries by Mr. Biglari. Restaurant Operations The Company’s restaurant operations are conducted through two subsidiaries: Steak n Shake Inc. (“Steak n Shake”) and Western Sizzlin Corporation (“Western Sizzlin”) for a combined 435 units. As of December 31, 2025, Steak n Shake had 131 company-operated restaurants, 179 franchise partner units, and 94 traditional franchise units. Western Sizzlin had 3 company- operated restaurants and 28 franchise units. Founded in 1934 in Normal, Illinois, on Route 66, Steak n Shake is a classic American brand serving Steakburgers, beef tallow fries, and milkshakes. Steak n Shake is headquartered in Indianapolis, Indiana. Founded in 1962 in Augusta, Georgia, Western Sizzlin is a steak and buffet concept serving signature steak dishes as well as other classic American menu items. Western Sizzlin also operates two other concepts: Great American Steak & Buffet, and Wood Grill Buffet. Western Sizzlin is headquartered in Roanoke, Virginia. Company-Operated Restaurants A typical company-operated restaurant management team consists of a general manager, a restaurant manager, and other managers, depending on the sales volume of the restaurant. Each restaurant’s general manager has primary responsibility for the day-to-day operations of his or her unit. Restaurant operations obtain food products and supplies from independent national distributors. Purchases are centrally negotiated to ensure uniformity in product quality. Franchise Partner Restaurants Steak n Shake offers a franchise partner program to transition company-operated restaurants to franchise partnerships. The franchise agreement stipulates that the franchisee make an upfront investment totaling ten thousand dollars. Steak n Shake, as the franchisor, assesses a fee of up to 15% of sales as well as 50% of profits. Potential franchise partners are screened based on entrepreneurial attitude and ability, but they become franchise partners based on achievement. Each must meet the gold standard in service. Franchise partners are single-unit owner-operators. Traditional Franchise Restaurants Restaurant operations’ traditional franchising program extends the brands to areas in which there are no current development plans for company stores. The expansion plans include seeking qualified new franchisees and expanding relationships with current franchisees. Restaurant operations typically seek franchisees with both the financial resources necessary to fund successful development and significant experience in the restaurant/retail business. Both restaurant chains assist franchisees with the development and ongoing operation of their restaurants. In addition, personnel assist franchisees with site selection, approve restaurant sites, and provide prototype plans, construction support, and specifications. Restaurant operations staff provides both on-site and off-site instruction to franchise restaurant management and associates. International We have a corporate office in Monaco and an international organization with personnel in various functions to support our international business. Similar to our traditional domestic franchise agreements, a typical international franchise development agreement includes development and franchise fees in addition to subsequent royalty fees based on the gross sales of each restaurant. 20 Competition The restaurant business is one of the most intensely competitive industries. As there are virtually no barriers to entry into the restaurant business, competitors may include national, regional, and local establishments. Restaurant businesses compete on the basis of price, convenience, service, experience, menu variety, and product quality. The restaurant business is often affected by changes in consumer tastes and by national, regional, and local economic conditions. The performance of individual restaurants may be impacted by factors such as traffic patterns, demographic trends, weather conditions, and competing restaurants. Government Regulations The Company is subject to various global, federal, state, and local laws affecting its restaurant operations. Each of the restaurants must comply with licensing and regulation by a number of governmental authorities, i.e., health, sanitation, safety, and fire agencies in the jurisdiction in which the restaurant is located. Various federal and state labor laws govern our relationship with our employees, e.g., minimum wage, overtime pay, unemployment tax, health insurance, and workers’ compensation. Federal, state, and local government agencies have established regulations requiring that we disclose nutritional information. Trademark and Licenses The name and reputation of Steak n Shake is a material asset, and management protects it and other service marks through appropriate registrations. Property and Casualty Insurance and Reinsurance Business Biglari Holdings’ insurance and reinsurance business activities are conducted through domestic and foreign-based insurance subsidiaries. Included in this group of subsidiaries is First Guard Insurance Company and its affiliated agency, 1st Guard Corporation (collectively “First Guard”); Southern Pioneer Property & Casualty Insurance Company and its affiliated agency, Southern Pioneer Insurance Agency, Inc. (collectively “Southern Pioneer”); and Biglari Reinsurance Ltd. Insurers based in the U.S. are subject to regulation by their states of domicile and by those states in which they are licensed to write policies on an admitted basis. First Guard and Southern Pioneer operate under licenses issued by various state insurance authorities. The primary focus of regulation is to ensure that insurers are financially solvent and that policyholder interests are otherwise protected. States establish minimum capital levels for insurance companies and establish guidelines for permissible business and investment activities. States have the authority to suspend or revoke a company’s authority to do business as conditions warrant. States regulate the payment of dividends by insurance companies to their shareholders and other transactions with affiliates. Dividends, capital distributions, and other transactions of extraordinary amounts are subject to prior regulatory approval. Insurers may market, sell, and service insurance policies in the states where they are licensed. These insurers are referred to as admitted insurers. Admitted insurers are generally required to obtain regulatory approval of their policy forms and premium rates. Except for regulatory considerations, there are virtually no barriers to entry into the insurance industry. The Insurance Act 1978 of Bermuda and related regulations, as amended (the “Insurance Act”), regulates the insurance business of Biglari Reinsurance Ltd. The Insurance Act provides that no person may carry on any insurance business in or from within Bermuda unless registered as an insurer under the Insurance Act by the Bermuda Monetary Authority. The Bermuda Monetary Authority, in deciding whether to grant registration, has broad discretion to act in the public interest. The Insurance Act imposes solvency and liquidity standards as well as auditing and reporting requirements and confers on the Bermuda Monetary Authority powers to supervise, investigate, and intervene in the affairs of insurance companies. Biglari Reinsurance Ltd. is headquartered in Hamilton, Bermuda. First Guard is a direct underwriter of commercial truck insurance, primarily selling physical damage and nontrucking liability insurance to truckers. The commercial truck insurance business is highly competitive in the areas of price and service. Vigorous competition is provided by large, well-capitalized companies and by small regional insurers. First Guard’s insurance products are marketed primarily through direct response methods via the Internet or by telephone. First Guard’s cost-efficient direct response marketing methods enable it to be a low-cost insurer. First Guard uses its own claim staff to manage claims. Seasonal variations in First Guard’s insurance business are not significant. However, extraordinary weather conditions or other factors may have a significant effect upon the frequency or severity of claims. First Guard is headquartered in Venice, Florida. Southern Pioneer underwrites garage liability and commercial property as well as homeowners and dwelling fire insurance on an admitted basis. Insurance coverages are offered nationwide, primarily through insurance agents. Southern Pioneer competes with large companies and local insurers. Southern Pioneer is headquartered in Jonesboro, Arkansas. Biglari Holdings’ insurance operations may be affected by extraordinary weather conditions or other factors, any of which may have a significant effect upon the frequency or severity of claims. 21

2120 Part I Item 1. Business Biglari Holdings Inc. is a holding company owning subsidiaries engaged in a number of diverse business activities, including property and casualty insurance and reinsurance, licensing and media, restaurants, and oil and gas. The Company’s largest operating subsidiaries are involved in the franchising and operating of restaurants. Biglari Holdings is founded and led by Sardar Biglari, Chairman and Chief Executive Officer of the Company. Biglari Holdings’ management system combines decentralized operations with centralized financial decision-making. Operating decisions for the various business units are made by their respective managers. All major investment and capital allocation decisions are made for the Company and its subsidiaries by Mr. Biglari. Restaurant Operations The Company’s restaurant operations are conducted through two subsidiaries: Steak n Shake Inc. (“Steak n Shake”) and Western Sizzlin Corporation (“Western Sizzlin”) for a combined 435 units. As of December 31, 2025, Steak n Shake had 131 company-operated restaurants, 179 franchise partner units, and 94 traditional franchise units. Western Sizzlin had 3 company- operated restaurants and 28 franchise units. Founded in 1934 in Normal, Illinois, on Route 66, Steak n Shake is a classic American brand serving Steakburgers, beef tallow fries, and milkshakes. Steak n Shake is headquartered in Indianapolis, Indiana. Founded in 1962 in Augusta, Georgia, Western Sizzlin is a steak and buffet concept serving signature steak dishes as well as other classic American menu items. Western Sizzlin also operates two other concepts: Great American Steak & Buffet, and Wood Grill Buffet. Western Sizzlin is headquartered in Roanoke, Virginia. Company-Operated Restaurants A typical company-operated restaurant management team consists of a general manager, a restaurant manager, and other managers, depending on the sales volume of the restaurant. Each restaurant’s general manager has primary responsibility for the day-to-day operations of his or her unit. Restaurant operations obtain food products and supplies from independent national distributors. Purchases are centrally negotiated to ensure uniformity in product quality. Franchise Partner Restaurants Steak n Shake offers a franchise partner program to transition company-operated restaurants to franchise partnerships. The franchise agreement stipulates that the franchisee make an upfront investment totaling ten thousand dollars. Steak n Shake, as the franchisor, assesses a fee of up to 15% of sales as well as 50% of profits. Potential franchise partners are screened based on entrepreneurial attitude and ability, but they become franchise partners based on achievement. Each must meet the gold standard in service. Franchise partners are single-unit owner-operators. Traditional Franchise Restaurants Restaurant operations’ traditional franchising program extends the brands to areas in which there are no current development plans for company stores. The expansion plans include seeking qualified new franchisees and expanding relationships with current franchisees. Restaurant operations typically seek franchisees with both the financial resources necessary to fund successful development and significant experience in the restaurant/retail business. Both restaurant chains assist franchisees with the development and ongoing operation of their restaurants. In addition, personnel assist franchisees with site selection, approve restaurant sites, and provide prototype plans, construction support, and specifications. Restaurant operations staff provides both on-site and off-site instruction to franchise restaurant management and associates. International We have a corporate office in Monaco and an international organization with personnel in various functions to support our international business. Similar to our traditional domestic franchise agreements, a typical international franchise development agreement includes development and franchise fees in addition to subsequent royalty fees based on the gross sales of each restaurant. 20 Competition The restaurant business is one of the most intensely competitive industries. As there are virtually no barriers to entry into the restaurant business, competitors may include national, regional, and local establishments. Restaurant businesses compete on the basis of price, convenience, service, experience, menu variety, and product quality. The restaurant business is often affected by changes in consumer tastes and by national, regional, and local economic conditions. The performance of individual restaurants may be impacted by factors such as traffic patterns, demographic trends, weather conditions, and competing restaurants. Government Regulations The Company is subject to various global, federal, state, and local laws affecting its restaurant operations. Each of the restaurants must comply with licensing and regulation by a number of governmental authorities, i.e., health, sanitation, safety, and fire agencies in the jurisdiction in which the restaurant is located. Various federal and state labor laws govern our relationship with our employees, e.g., minimum wage, overtime pay, unemployment tax, health insurance, and workers’ compensation. Federal, state, and local government agencies have established regulations requiring that we disclose nutritional information. Trademark and Licenses The name and reputation of Steak n Shake is a material asset, and management protects it and other service marks through appropriate registrations. Property and Casualty Insurance and Reinsurance Business Biglari Holdings’ insurance and reinsurance business activities are conducted through domestic and foreign-based insurance subsidiaries. Included in this group of subsidiaries is First Guard Insurance Company and its affiliated agency, 1st Guard Corporation (collectively “First Guard”); Southern Pioneer Property & Casualty Insurance Company and its affiliated agency, Southern Pioneer Insurance Agency, Inc. (collectively “Southern Pioneer”); and Biglari Reinsurance Ltd. Insurers based in the U.S. are subject to regulation by their states of domicile and by those states in which they are licensed to write policies on an admitted basis. First Guard and Southern Pioneer operate under licenses issued by various state insurance authorities. The primary focus of regulation is to ensure that insurers are financially solvent and that policyholder interests are otherwise protected. States establish minimum capital levels for insurance companies and establish guidelines for permissible business and investment activities. States have the authority to suspend or revoke a company’s authority to do business as conditions warrant. States regulate the payment of dividends by insurance companies to their shareholders and other transactions with affiliates. Dividends, capital distributions, and other transactions of extraordinary amounts are subject to prior regulatory approval. Insurers may market, sell, and service insurance policies in the states where they are licensed. These insurers are referred to as admitted insurers. Admitted insurers are generally required to obtain regulatory approval of their policy forms and premium rates. Except for regulatory considerations, there are virtually no barriers to entry into the insurance industry. The Insurance Act 1978 of Bermuda and related regulations, as amended (the “Insurance Act”), regulates the insurance business of Biglari Reinsurance Ltd. The Insurance Act provides that no person may carry on any insurance business in or from within Bermuda unless registered as an insurer under the Insurance Act by the Bermuda Monetary Authority. The Bermuda Monetary Authority, in deciding whether to grant registration, has broad discretion to act in the public interest. The Insurance Act imposes solvency and liquidity standards as well as auditing and reporting requirements and confers on the Bermuda Monetary Authority powers to supervise, investigate, and intervene in the affairs of insurance companies. Biglari Reinsurance Ltd. is headquartered in Hamilton, Bermuda. First Guard is a direct underwriter of commercial truck insurance, primarily selling physical damage and nontrucking liability insurance to truckers. The commercial truck insurance business is highly competitive in the areas of price and service. Vigorous competition is provided by large, well-capitalized companies and by small regional insurers. First Guard’s insurance products are marketed primarily through direct response methods via the Internet or by telephone. First Guard’s cost-efficient direct response marketing methods enable it to be a low-cost insurer. First Guard uses its own claim staff to manage claims. Seasonal variations in First Guard’s insurance business are not significant. However, extraordinary weather conditions or other factors may have a significant effect upon the frequency or severity of claims. First Guard is headquartered in Venice, Florida. Southern Pioneer underwrites garage liability and commercial property as well as homeowners and dwelling fire insurance on an admitted basis. Insurance coverages are offered nationwide, primarily through insurance agents. Southern Pioneer competes with large companies and local insurers. Southern Pioneer is headquartered in Jonesboro, Arkansas. Biglari Holdings’ insurance operations may be affected by extraordinary weather conditions or other factors, any of which may have a significant effect upon the frequency or severity of claims. 21

22 23 Oil and Gas Business The Company’s oil and gas operations are conducted through two entities, Southern Oil Company (“Southern Oil”) and Abraxas Petroleum Corporation (“Abraxas Petroleum”). Southern Oil primarily operates oil and natural gas properties offshore in Louisiana state waters. Abraxas Petroleum operates oil and natural gas wells in the Permian Basin. The oil and gas industry is fundamentally a commodity business. Southern Oil’s and Abraxas Petroleum’s operations and earnings, therefore, may be significantly affected by changes in oil and natural gas prices. Biglari Holdings’ oil and gas operations compete with fully integrated, major global petroleum companies, as well as independent and national petroleum companies. In addition, our companies are subject to a variety of risks inherent in the oil and gas business, including a wide range of local, state, and federal regulations. Southern Oil is headquartered in Madisonville, Louisiana, and Abraxas Petroleum is headquartered in San Antonio, Texas. Brand Licensing Business Maxim’s business lies principally in brand licensing. Maxim is headquartered in New York, New York. Maxim competes for licensing business with other companies. The nature of the licensing business is predicated on projects that materialize with irregularity. In addition, publishing is a highly competitive business. Maxim products are marketed under various registered brand names. Investments The Company and its subsidiaries have invested in The Lion Fund, L.P., and The Lion Fund II, L.P. (collectively, “the investment partnerships”). The investment partnerships operate as private investment funds. As of December 31, 2025, the fair value of the investment partnerships was $772.6 million. The investments are subject to a rolling five-year lock-up period under the terms of the respective partnership agreements. The lock-up period can be waived by the general partner in its sole discretion. The Company also held marketable securities (outside the investment partnerships) of $69.0 million at fair value. Employees As of December 31, 2025, the Company employed 2,359 persons. Additional information with respect to Biglari Holdings’ businesses Information related to our reportable segments may be found in Part II, Item 8 of this Form 10-K. Biglari Holdings maintains a website (biglariholdings.com) where its annual reports, press releases, interim shareholder reports, and links to its subsidiaries’ websites can be found. Biglari Holdings’ periodic reports filed with the Securities and Exchange Commission (the “SEC”), which include Form 10-K, Form 10-Q, Form 8-K, and amendments thereto, may be accessed by the public free of charge from the SEC and through Biglari Holdings’ website. In addition, corporate governance documents such as Corporate Governance Guidelines, Code of Conduct, Compensation Committee Charter, and Audit Committee Charter are posted on the Company’s website. The documents are also available without charge upon written request. The Company’s website and the information contained therein or connected thereto are not intended to be incorporated into this report on Form 10-K. Item 1A. Risk Factors Biglari Holdings and its subsidiaries (referred to herein as “we,” “us,” “our,” or similar expressions) are subject to certain risks and uncertainties in their business operations, which are described below. The risks and uncertainties described below are not the only risks we face. Additional risks and uncertainties not presently known or that are currently deemed immaterial may also impair our business operations. Risks relating to Biglari Holdings We are dependent on our Chairman and CEO. Our success depends on the services of Sardar Biglari, Chairman and Chief Executive Officer. All major investment and capital allocation decisions are made for the Company and its subsidiaries by Mr. Biglari. If for any reason the services of Mr. Biglari were to become unavailable, a material adverse effect on our business could occur. 22 Sardar Biglari, Chairman and CEO, beneficially owns over 50% of our outstanding shares of common stock, enabling Mr. Biglari to exert control over matters requiring shareholder approval. Mr. Biglari has the ability to control the outcome of matters submitted to our shareholders for approval, including the election or removal of directors, the amendment of our articles of incorporation or bylaws, and other significant transactions. In addition, Mr. Biglari has the ability to control the management and affairs of the Company. This control position may conflict with the interests of some or all of the Company’s passive shareholders, and reduce the possibility of a merger proposal, tender offer, or proxy contest for the removal of directors. We are a “controlled company” within the meaning of the New York Stock Exchange rules and thus can rely on exemptions from certain corporate governance requirements. Because Mr. Biglari beneficially owns more than 50% of the Company’s outstanding voting stock, we are considered a “controlled company” pursuant to New York Stock Exchange (“NYSE”) rules. As a result, we are not required to comply with certain director independence and board committee requirements. The Company does not have a governance and nominating committee. Biglari Holdings’ access to capital is subject to restrictions that may adversely affect its ability to satisfy its cash requirements. We are a holding company and are largely dependent upon dividends and other sources of funds from our subsidiaries in order to meet our needs. The ability of our insurance subsidiaries to pay dividends to Biglari Holdings is regulated by state insurance laws, which limit the amount of, and in certain circumstances may prohibit the payment of, cash dividends, and Steak n Shake’s credit facility contains restrictions on its ability to pay dividends to Biglari Holdings. Furthermore, as a result of our substantial investments in The Lion Fund, L.P., and The Lion Fund II, L.P., investment partnerships controlled by Mr. Biglari, our access to capital is restricted by the terms of their respective partnership agreements. There is also a high likelihood that we will make additional investments in these investment partnerships. Competition and technology may result in lower earnings. Our operating businesses face intense competition within their markets, and many factors, including technological changes, may erode or prevent the strengthening of their competitive advantages. Accordingly, our future operating results will depend to some degree on our operating units successfully enhancing their competitive advantages. If our operating businesses are unsuccessful in these efforts, our periodic operating results may decline in the future. We also highlight certain competitive risks in the sections below. Deterioration of general economic conditions may significantly reduce our operating earnings. Our operating businesses are subject to normal economic cycles, which affect the general economy or the specific industries in which they operate. Significant deterioration of economic conditions over a prolonged period could produce a material adverse effect on one or more of our significant operations. Epidemics, pandemics, or other outbreaks could hurt our operating businesses and investments. Epidemics, pandemics, or outbreaks may adversely affect our operations and investments. This is or may be due to closures or restrictions requested or mandated by governmental authorities, disruption to supply chains and workforce, reduction of demand for our products and services, credit losses when customers and other counterparties fail to satisfy their obligations to us, and volatility in global equity securities markets, among other factors. Potential changes in laws or regulations may have a negative impact on our Class A common stock and Class B common stock. In prior years, bills have been introduced in Congress that, if enacted, would have prohibited the listing of common stock on a national securities exchange if such common stock were part of a class of securities that has no voting rights or carries disproportionate voting rights. Although these bills have not been acted upon by Congress, there can be no assurance that such a bill (or a modified version thereof) will not be introduced in Congress in the future. Legislation or other regulatory developments could make the shares of Class A common stock and Class B common stock ineligible for trading on national securities exchanges. Litigation could have a material adverse effect on our financial position, cash flows, and results of operations. We are or may be from time to time a party to various legal actions, investigations, and other proceedings brought by employees, consumers, policyholders, suppliers, shareholders, government agencies, or other third parties in connection with matters pertaining to our business, including those related to our investment activities. The outcome of such matters is often difficult to assess or quantify, and the cost to defend future proceedings may be significant. Even if a claim is unsuccessful or is not fully pursued, the negative publicity surrounding any allegation regarding the Company, our business, or our products could 23

2322 Oil and Gas Business The Company’s oil and gas operations are conducted through two entities, Southern Oil Company (“Southern Oil”) and Abraxas Petroleum Corporation (“Abraxas Petroleum”). Southern Oil primarily operates oil and natural gas properties offshore in Louisiana state waters. Abraxas Petroleum operates oil and natural gas wells in the Permian Basin. The oil and gas industry is fundamentally a commodity business. Southern Oil’s and Abraxas Petroleum’s operations and earnings, therefore, may be significantly affected by changes in oil and natural gas prices. Biglari Holdings’ oil and gas operations compete with fully integrated, major global petroleum companies, as well as independent and national petroleum companies. In addition, our companies are subject to a variety of risks inherent in the oil and gas business, including a wide range of local, state, and federal regulations. Southern Oil is headquartered in Madisonville, Louisiana, and Abraxas Petroleum is headquartered in San Antonio, Texas. Brand Licensing Business Maxim’s business lies principally in brand licensing. Maxim is headquartered in New York, New York. Maxim competes for licensing business with other companies. The nature of the licensing business is predicated on projects that materialize with irregularity. In addition, publishing is a highly competitive business. Maxim products are marketed under various registered brand names. Investments The Company and its subsidiaries have invested in The Lion Fund, L.P., and The Lion Fund II, L.P. (collectively, “the investment partnerships”). The investment partnerships operate as private investment funds. As of December 31, 2025, the fair value of the investment partnerships was $772.6 million. The investments are subject to a rolling five-year lock-up period under the terms of the respective partnership agreements. The lock-up period can be waived by the general partner in its sole discretion. The Company also held marketable securities (outside the investment partnerships) of $69.0 million at fair value. Employees As of December 31, 2025, the Company employed 2,359 persons. Additional information with respect to Biglari Holdings’ businesses Information related to our reportable segments may be found in Part II, Item 8 of this Form 10-K. Biglari Holdings maintains a website (biglariholdings.com) where its annual reports, press releases, interim shareholder reports, and links to its subsidiaries’ websites can be found. Biglari Holdings’ periodic reports filed with the Securities and Exchange Commission (the “SEC”), which include Form 10-K, Form 10-Q, Form 8-K, and amendments thereto, may be accessed by the public free of charge from the SEC and through Biglari Holdings’ website. In addition, corporate governance documents such as Corporate Governance Guidelines, Code of Conduct, Compensation Committee Charter, and Audit Committee Charter are posted on the Company’s website. The documents are also available without charge upon written request. The Company’s website and the information contained therein or connected thereto are not intended to be incorporated into this report on Form 10-K. Item 1A. Risk Factors Biglari Holdings and its subsidiaries (referred to herein as “we,” “us,” “our,” or similar expressions) are subject to certain risks and uncertainties in their business operations, which are described below. The risks and uncertainties described below are not the only risks we face. Additional risks and uncertainties not presently known or that are currently deemed immaterial may also impair our business operations. Risks relating to Biglari Holdings We are dependent on our Chairman and CEO. Our success depends on the services of Sardar Biglari, Chairman and Chief Executive Officer. All major investment and capital allocation decisions are made for the Company and its subsidiaries by Mr. Biglari. If for any reason the services of Mr. Biglari were to become unavailable, a material adverse effect on our business could occur. 22 Sardar Biglari, Chairman and CEO, beneficially owns over 50% of our outstanding shares of common stock, enabling Mr. Biglari to exert control over matters requiring shareholder approval. Mr. Biglari has the ability to control the outcome of matters submitted to our shareholders for approval, including the election or removal of directors, the amendment of our articles of incorporation or bylaws, and other significant transactions. In addition, Mr. Biglari has the ability to control the management and affairs of the Company. This control position may conflict with the interests of some or all of the Company’s passive shareholders, and reduce the possibility of a merger proposal, tender offer, or proxy contest for the removal of directors. We are a “controlled company” within the meaning of the New York Stock Exchange rules and thus can rely on exemptions from certain corporate governance requirements. Because Mr. Biglari beneficially owns more than 50% of the Company’s outstanding voting stock, we are considered a “controlled company” pursuant to New York Stock Exchange (“NYSE”) rules. As a result, we are not required to comply with certain director independence and board committee requirements. The Company does not have a governance and nominating committee. Biglari Holdings’ access to capital is subject to restrictions that may adversely affect its ability to satisfy its cash requirements. We are a holding company and are largely dependent upon dividends and other sources of funds from our subsidiaries in order to meet our needs. The ability of our insurance subsidiaries to pay dividends to Biglari Holdings is regulated by state insurance laws, which limit the amount of, and in certain circumstances may prohibit the payment of, cash dividends, and Steak n Shake’s credit facility contains restrictions on its ability to pay dividends to Biglari Holdings. Furthermore, as a result of our substantial investments in The Lion Fund, L.P., and The Lion Fund II, L.P., investment partnerships controlled by Mr. Biglari, our access to capital is restricted by the terms of their respective partnership agreements. There is also a high likelihood that we will make additional investments in these investment partnerships. Competition and technology may result in lower earnings. Our operating businesses face intense competition within their markets, and many factors, including technological changes, may erode or prevent the strengthening of their competitive advantages. Accordingly, our future operating results will depend to some degree on our operating units successfully enhancing their competitive advantages. If our operating businesses are unsuccessful in these efforts, our periodic operating results may decline in the future. We also highlight certain competitive risks in the sections below. Deterioration of general economic conditions may significantly reduce our operating earnings. Our operating businesses are subject to normal economic cycles, which affect the general economy or the specific industries in which they operate. Significant deterioration of economic conditions over a prolonged period could produce a material adverse effect on one or more of our significant operations. Epidemics, pandemics, or other outbreaks could hurt our operating businesses and investments. Epidemics, pandemics, or outbreaks may adversely affect our operations and investments. This is or may be due to closures or restrictions requested or mandated by governmental authorities, disruption to supply chains and workforce, reduction of demand for our products and services, credit losses when customers and other counterparties fail to satisfy their obligations to us, and volatility in global equity securities markets, among other factors. Potential changes in laws or regulations may have a negative impact on our Class A common stock and Class B common stock. In prior years, bills have been introduced in Congress that, if enacted, would have prohibited the listing of common stock on a national securities exchange if such common stock were part of a class of securities that has no voting rights or carries disproportionate voting rights. Although these bills have not been acted upon by Congress, there can be no assurance that such a bill (or a modified version thereof) will not be introduced in Congress in the future. Legislation or other regulatory developments could make the shares of Class A common stock and Class B common stock ineligible for trading on national securities exchanges. Litigation could have a material adverse effect on our financial position, cash flows, and results of operations. We are or may be from time to time a party to various legal actions, investigations, and other proceedings brought by employees, consumers, policyholders, suppliers, shareholders, government agencies, or other third parties in connection with matters pertaining to our business, including those related to our investment activities. The outcome of such matters is often difficult to assess or quantify, and the cost to defend future proceedings may be significant. Even if a claim is unsuccessful or is not fully pursued, the negative publicity surrounding any allegation regarding the Company, our business, or our products could 23

24 25 adversely affect our reputation. While we believe that the ultimate outcome of routine legal proceedings, individually and in the aggregate, will not have a material impact on our financial position, we cannot assure that an adverse outcome on, or reputational damage from, any of these matters would not, in fact, materially impact our business and results of operations for the period after these matters are completed or otherwise resolved. There can be no assurance that the fees paid to the Biglari Entities will be commensurate with the benefits received. We have a services agreement with Biglari Capital Corp., the general partner of the investment partnerships (“Biglari Capital”), and Biglari Enterprises LLC (collectively, the “Biglari Entities”), in which the Company pays a fixed fee to the Biglari Entities for business and administrative-related services. The Biglari Entities are owned by Mr. Biglari. We have identified a material weakness in our internal control over financial reporting. The Company manages its operating businesses on a decentralized basis. Decentralized operations can inherently create additional control risks. Management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company had five material weaknesses in internal controls over financial reporting during 2024. Management has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2025, and determined that the Company remediated four of the five 2024 material weaknesses. We cannot be certain that the measures we may take in the future will be sufficient to remediate the final 2024 control deficiency or that they will prevent or avoid potential future material weaknesses. If we are unable to successfully remediate our remaining material weakness or any future material weaknesses in our internal control over financial reporting, we would be exposed to greater risk of misstatement in the financial statements. Future sales of our common stock may cause the market price of our common stock to decline. We have registered up to $500,000,000 of our common stock for sale in an at-the-market offering. Sales of these shares could adversely affect the market value of our common stock. The market price of our common stock could decline as a result of sales or the perception that these sales could occur. Risks Relating to Our Restaurant Operations Our restaurant operations face intense competition from a wide range of industry participants. The restaurant business is one of the most intensely competitive industries. As there are virtually no barriers to entry into the restaurant business, competitors may include national, regional, and local establishments. Restaurant businesses compete on the basis of price, convenience, service, experience, menu variety, and product quality. The restaurant business is often affected by changes in consumer tastes and by national, regional, and local economic conditions. The performance of individual restaurants may be impacted by factors such as traffic patterns, demographic trends, weather conditions, and competing restaurants. Additional factors that may adversely affect the restaurant industry include, but are not limited to, food and wage inflation, safety, and food-borne illness. Changes in economic conditions may have an adverse impact on our restaurant operations. Our restaurant operations are subject to normal economic cycles affecting the economy in general or the restaurant industry in particular. The restaurant industry has been affected by economic factors, including the deterioration of global, national, regional, and local economic conditions, declines in employment levels, and shifts in consumer spending patterns. Declines in consumer restaurant spending could be harmful to our financial position and results of operations. As a result, decreased cash flow generated from our business may adversely affect our financial position and our ability to fund our operations. In addition, macroeconomic disruptions could adversely impact the availability of financing for our franchisees’ expansions and operations. Fluctuations in commodity and energy prices and the availability of commodities, including beef and dairy, could affect our restaurant business. The cost, availability, and quality of ingredients restaurant operations use to prepare their food are subject to a range of factors, many of which are beyond their control. A significant component of our restaurant business costs is related to food commodities, including beef and dairy products, which can be subject to significant price fluctuations due to seasonal shifts, climate conditions, industry demand, changes in commodity markets, inflation, tariffs, and other factors. If there is a substantial increase in prices for these food commodities, our results of operations may be negatively affected. In addition, our restaurants are dependent upon frequent deliveries of perishable food products that meet certain specifications. Shortages or interruptions in the supply of perishable food products caused by unanticipated demand, problems in production or distribution, disease or food-borne illnesses, inclement weather, or other conditions could adversely affect the availability, quality, and cost of ingredients, which would likely lower revenues, damage our reputation, or otherwise harm our business. We cannot predict whether we will continue to be able to anticipate and react to changing food costs by adjusting our purchasing practices, menu offerings, and menu prices, and a failure to do so could adversely affect our operating results. 24 Adverse weather conditions or losses due to casualties could negatively impact our operating performance. Property damage caused by casualties and natural disasters, instances of inclement weather, flooding, hurricanes, fire, and other acts of nature can adversely impact sales in several ways. Many of Steak n Shake’s and Western Sizzlin’s restaurants are located in the Midwest and Southeast portions of the United States. During the first and fourth quarters, restaurants in the Midwest may face harsh winter weather conditions. During the third and fourth quarters, restaurants in the Southeast may experience hurricanes or tropical storms. Our sales and operating results may be negatively affected by these harsh weather conditions, which could make it more difficult for guests to visit our restaurants, necessitate the closure of restaurants, cause physical damage, or lead to a shortage of employees. Changes in the availability of and the cost of labor could adversely affect our restaurant business. Our restaurant business depends substantially on our ability to recruit and retain high-quality staff. Maintaining adequate staffing in our restaurants requires workforce planning and knowledge of the relevant labor market. The market for the most qualified talent continues to be competitive, and we must provide competitive wages, benefits, and workplace conditions. We have experienced, and may continue to experience, challenges in recruiting and retaining associates in various locations. A shortage of qualified candidates, failure to recruit and retain new associates in a timely manner, or higher than expected turnover levels could all affect our ability to grow sales at existing restaurants or meet our labor cost objectives. We are subject to health, employment, environmental, and other government regulations, and failure to comply with existing or future government regulations could expose us to litigation or penalties, damage our reputation, and lower profits. We are subject to various global, federal, state, and local laws and regulations affecting our restaurant operations. Changes in existing laws, rules, and regulations applicable to us, or increased enforcement by governmental authorities, may require us to incur additional costs and expenses necessary for compliance. If we fail to comply with any of these laws, we may be subject to governmental action or litigation, and our reputation could be harmed accordingly. Injury to our reputation would, in turn, likely reduce revenues and profits. The development and construction of restaurants is subject to compliance with applicable zoning, land use, and environmental regulations. Difficulties in obtaining, or failure to obtain, the required licenses or approvals could delay or prevent the development of a new restaurant in a particular area. Restaurant operations are also subject to regulatory initiatives in the area of nutrition disclosure or advertising, such as requirements to provide information about the nutritional content of our food products. The operation of the Steak n Shake and Western Sizzlin franchise systems is also subject to franchise laws and regulations enacted by a number of states, and to rules promulgated by the U.S. Federal Trade Commission. Any future legislation regulating franchise relationships may negatively affect our operations, particularly our relationships with franchisees. Failure to comply with new or existing franchise laws and regulations in any jurisdiction, or to obtain required government approvals, could result in a ban or temporary suspension on future franchise sales. Further national, state, and local government initiatives, such as mandatory health insurance coverage or increases in minimum wage rates, could adversely affect our business. Risks Relating to Our Investment Activities The majority of our investment activities are conducted through outside investment partnerships, The Lion Fund, L.P., and The Lion Fund II, L.P., which are controlled by Mr. Biglari. Our investment activities are conducted mainly through these outside investment partnerships. Under the terms of their partnership agreements, each contribution made by the Company to the investment partnerships is subject to a rolling five-year lock-up period. As a result of these provisions and our consequent inability to access this capital for a defined period, the capital we have invested in the investment partnerships may be subject to an increased risk of loss of all or a significant portion of its value, and we may become unable to meet our capital requirements. There is a high likelihood that we will make additional investments in these investment partnerships in the future. The incentive allocation to which Mr. Biglari, as Chairman and Chief Executive Officer of Biglari Capital, is entitled with respect to our investments under the terms of the respective partnership agreements is equal to 25% of the net profits allocated to the limited partners in excess of a 6% hurdle rate over the previous high-water mark. Our investments may be concentrated, and fair values are subject to a loss in value. The majority of our investments are held through the investment partnerships, which generally invest in common stocks. These investments may be largely concentrated in the common stocks of a few investees. A significant decline in the values of these investments may produce a large decrease in our consolidated shareholders’ equity and can have a material adverse effect on our consolidated book value per share and earnings. 25

2524 adversely affect our reputation. While we believe that the ultimate outcome of routine legal proceedings, individually and in the aggregate, will not have a material impact on our financial position, we cannot assure that an adverse outcome on, or reputational damage from, any of these matters would not, in fact, materially impact our business and results of operations for the period after these matters are completed or otherwise resolved. There can be no assurance that the fees paid to the Biglari Entities will be commensurate with the benefits received. We have a services agreement with Biglari Capital Corp., the general partner of the investment partnerships (“Biglari Capital”), and Biglari Enterprises LLC (collectively, the “Biglari Entities”), in which the Company pays a fixed fee to the Biglari Entities for business and administrative-related services. The Biglari Entities are owned by Mr. Biglari. We have identified a material weakness in our internal control over financial reporting. The Company manages its operating businesses on a decentralized basis. Decentralized operations can inherently create additional control risks. Management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company had five material weaknesses in internal controls over financial reporting during 2024. Management has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2025, and determined that the Company remediated four of the five 2024 material weaknesses. We cannot be certain that the measures we may take in the future will be sufficient to remediate the final 2024 control deficiency or that they will prevent or avoid potential future material weaknesses. If we are unable to successfully remediate our remaining material weakness or any future material weaknesses in our internal control over financial reporting, we would be exposed to greater risk of misstatement in the financial statements. Future sales of our common stock may cause the market price of our common stock to decline. We have registered up to $500,000,000 of our common stock for sale in an at-the-market offering. Sales of these shares could adversely affect the market value of our common stock. The market price of our common stock could decline as a result of sales or the perception that these sales could occur. Risks Relating to Our Restaurant Operations Our restaurant operations face intense competition from a wide range of industry participants. The restaurant business is one of the most intensely competitive industries. As there are virtually no barriers to entry into the restaurant business, competitors may include national, regional, and local establishments. Restaurant businesses compete on the basis of price, convenience, service, experience, menu variety, and product quality. The restaurant business is often affected by changes in consumer tastes and by national, regional, and local economic conditions. The performance of individual restaurants may be impacted by factors such as traffic patterns, demographic trends, weather conditions, and competing restaurants. Additional factors that may adversely affect the restaurant industry include, but are not limited to, food and wage inflation, safety, and food-borne illness. Changes in economic conditions may have an adverse impact on our restaurant operations. Our restaurant operations are subject to normal economic cycles affecting the economy in general or the restaurant industry in particular. The restaurant industry has been affected by economic factors, including the deterioration of global, national, regional, and local economic conditions, declines in employment levels, and shifts in consumer spending patterns. Declines in consumer restaurant spending could be harmful to our financial position and results of operations. As a result, decreased cash flow generated from our business may adversely affect our financial position and our ability to fund our operations. In addition, macroeconomic disruptions could adversely impact the availability of financing for our franchisees’ expansions and operations. Fluctuations in commodity and energy prices and the availability of commodities, including beef and dairy, could affect our restaurant business. The cost, availability, and quality of ingredients restaurant operations use to prepare their food are subject to a range of factors, many of which are beyond their control. A significant component of our restaurant business costs is related to food commodities, including beef and dairy products, which can be subject to significant price fluctuations due to seasonal shifts, climate conditions, industry demand, changes in commodity markets, inflation, tariffs, and other factors. If there is a substantial increase in prices for these food commodities, our results of operations may be negatively affected. In addition, our restaurants are dependent upon frequent deliveries of perishable food products that meet certain specifications. Shortages or interruptions in the supply of perishable food products caused by unanticipated demand, problems in production or distribution, disease or food-borne illnesses, inclement weather, or other conditions could adversely affect the availability, quality, and cost of ingredients, which would likely lower revenues, damage our reputation, or otherwise harm our business. We cannot predict whether we will continue to be able to anticipate and react to changing food costs by adjusting our purchasing practices, menu offerings, and menu prices, and a failure to do so could adversely affect our operating results. 24 Adverse weather conditions or losses due to casualties could negatively impact our operating performance. Property damage caused by casualties and natural disasters, instances of inclement weather, flooding, hurricanes, fire, and other acts of nature can adversely impact sales in several ways. Many of Steak n Shake’s and Western Sizzlin’s restaurants are located in the Midwest and Southeast portions of the United States. During the first and fourth quarters, restaurants in the Midwest may face harsh winter weather conditions. During the third and fourth quarters, restaurants in the Southeast may experience hurricanes or tropical storms. Our sales and operating results may be negatively affected by these harsh weather conditions, which could make it more difficult for guests to visit our restaurants, necessitate the closure of restaurants, cause physical damage, or lead to a shortage of employees. Changes in the availability of and the cost of labor could adversely affect our restaurant business. Our restaurant business depends substantially on our ability to recruit and retain high-quality staff. Maintaining adequate staffing in our restaurants requires workforce planning and knowledge of the relevant labor market. The market for the most qualified talent continues to be competitive, and we must provide competitive wages, benefits, and workplace conditions. We have experienced, and may continue to experience, challenges in recruiting and retaining associates in various locations. A shortage of qualified candidates, failure to recruit and retain new associates in a timely manner, or higher than expected turnover levels could all affect our ability to grow sales at existing restaurants or meet our labor cost objectives. We are subject to health, employment, environmental, and other government regulations, and failure to comply with existing or future government regulations could expose us to litigation or penalties, damage our reputation, and lower profits. We are subject to various global, federal, state, and local laws and regulations affecting our restaurant operations. Changes in existing laws, rules, and regulations applicable to us, or increased enforcement by governmental authorities, may require us to incur additional costs and expenses necessary for compliance. If we fail to comply with any of these laws, we may be subject to governmental action or litigation, and our reputation could be harmed accordingly. Injury to our reputation would, in turn, likely reduce revenues and profits. The development and construction of restaurants is subject to compliance with applicable zoning, land use, and environmental regulations. Difficulties in obtaining, or failure to obtain, the required licenses or approvals could delay or prevent the development of a new restaurant in a particular area. Restaurant operations are also subject to regulatory initiatives in the area of nutrition disclosure or advertising, such as requirements to provide information about the nutritional content of our food products. The operation of the Steak n Shake and Western Sizzlin franchise systems is also subject to franchise laws and regulations enacted by a number of states, and to rules promulgated by the U.S. Federal Trade Commission. Any future legislation regulating franchise relationships may negatively affect our operations, particularly our relationships with franchisees. Failure to comply with new or existing franchise laws and regulations in any jurisdiction, or to obtain required government approvals, could result in a ban or temporary suspension on future franchise sales. Further national, state, and local government initiatives, such as mandatory health insurance coverage or increases in minimum wage rates, could adversely affect our business. Risks Relating to Our Investment Activities The majority of our investment activities are conducted through outside investment partnerships, The Lion Fund, L.P., and The Lion Fund II, L.P., which are controlled by Mr. Biglari. Our investment activities are conducted mainly through these outside investment partnerships. Under the terms of their partnership agreements, each contribution made by the Company to the investment partnerships is subject to a rolling five-year lock-up period. As a result of these provisions and our consequent inability to access this capital for a defined period, the capital we have invested in the investment partnerships may be subject to an increased risk of loss of all or a significant portion of its value, and we may become unable to meet our capital requirements. There is a high likelihood that we will make additional investments in these investment partnerships in the future. The incentive allocation to which Mr. Biglari, as Chairman and Chief Executive Officer of Biglari Capital, is entitled with respect to our investments under the terms of the respective partnership agreements is equal to 25% of the net profits allocated to the limited partners in excess of a 6% hurdle rate over the previous high-water mark. Our investments may be concentrated, and fair values are subject to a loss in value. The majority of our investments are held through the investment partnerships, which generally invest in common stocks. These investments may be largely concentrated in the common stocks of a few investees. A significant decline in the values of these investments may produce a large decrease in our consolidated shareholders’ equity and can have a material adverse effect on our consolidated book value per share and earnings. 25

26 27 We are subject to the risk of possibly becoming an investment company under the Investment Company Act of 1940. We run the risk of inadvertently becoming an investment company, which would require us to register under the Investment Company Act of 1940, as amended (the “Investment Company Act”). Registered investment companies are subject to extensive, restrictive, and potentially adverse regulations relating to, among other things, operating methods, management, capital structure, dividends, and transactions with affiliates. Registered investment companies are not permitted to operate their business in the manner in which we operate our business, nor are registered investment companies permitted to have many of the relationships that we have with our affiliated companies. To avoid becoming and registering as an investment company under the Investment Company Act, we operate as an ongoing enterprise, with approximately 2,300 employees, along with an asset base from which to pursue acquisitions. Furthermore, Section 3(c)(3) of the Investment Company Act excludes insurance companies from the definition of “investment company.” Because we monitor the value of our investments and structure transactions accordingly, we may structure transactions in a less advantageous manner than if we did not have Investment Company Act concerns, or we may avoid otherwise economically desirable transactions due to those concerns. In addition, adverse developments with respect to our ownership of certain of our operating subsidiaries, including significant appreciation in the market value of certain of our publicly traded holdings, could result in our inadvertently becoming an investment company. If it were established that we were an investment company, there would be a risk, among other material adverse consequences, that we could become subject to monetary penalties or injunctive relief, or both, in an action brought by the SEC; that we would be unable to enforce contracts with third parties, or that third parties could seek to obtain rescission of transactions with us undertaken during the period in which it was established that we were an unregistered investment company. Risks Relating to Our Insurance and Reinsurance Business Our success depends on our ability to underwrite risks accurately and to charge adequate rates to policyholders. Our results of operations depend on our ability to underwrite and set rates accurately for risks assumed. A primary role of the pricing function is to ensure that rates are adequate to generate sufficient premiums to pay losses, loss adjustment expenses, and underwriting expenses. Our insurance business is vulnerable to significant catastrophic property loss, which could have an adverse effect on its financial condition and results of operations. Our insurance business faces a significant risk of loss in the ordinary course of its business for property damage resulting from natural disasters, man-made catastrophes, and other catastrophic events. These events typically increase the frequency and severity of commercial property claims. Because catastrophic loss events are by their nature unpredictable, historical results of operations may not be indicative of future results of operations, and the occurrence of claims from catastrophic events may result in significant volatility in our insurance business’s financial condition and results of operations from period to period. We attempt to manage our exposure to these events through reinsurance programs, although there is no assurance we will be successful in doing so. Our insurance business is subject to extensive existing state, local, and foreign governmental regulations that restrict its ability to do business and generate revenues. Our insurance business is subject to regulation in the jurisdictions in which it operates. These regulations may relate to, among other things, the types of business that can be written, the rates that can be charged for coverage, the level of capital and reserves that must be maintained, and restrictions on the types and size of investments that can be held. Regulations may also restrict the timing and amount of dividend payments. Accordingly, existing or new regulations related to these or other matters, or regulatory actions imposing restrictions on our insurance business, may adversely impact its results of operations. Risks Relating to Our Brand Licensing Business Licensing opportunities for the Maxim brand may be difficult to maintain. Maxim’s success depends to a significant degree upon licensing agreements. These licensing agreements mature from time to time, and we may be unable to secure favorable terms for future licensing arrangements. Future licensing partners may also fail to honor their contractual obligations or take other actions that can diminish the value of the Maxim brand. Disputes could arise that prevent or delay our ability to collect licensing revenues under these arrangements. If any of these developments occur or our licensing efforts are otherwise not successful, the value and recognition of the Maxim brand, as well as the prospects of our media business, could be materially, adversely affected. 26 Risks Relating to Our Oil and Gas Business Our oil and gas business is exposed to the effects of volatile commodity prices. The single largest variable that affects our oil and gas results of operations is the price of crude oil and natural gas. The price we receive for our oil and natural gas production heavily influences our oil and gas business’s revenue and profitability. Extended periods of low prices for crude oil or natural gas can have a material adverse impact on our results of operations. Our oil and gas business is subject to disruption by factors beyond its control. Any disruption of the extractive business of either of our oil and gas subsidiaries would adversely affect our revenues and profitability. Our oil and gas operations are therefore subject to disruption from natural or human causes beyond their control, including physical risks from hurricanes, severe storms, and other forms of system failures, any of which could result in suspension of operations or harm to people or the natural environment. Our oil and gas business can be adversely affected by political or regulatory developments affecting our operations. Our oil and gas operations can be affected by changing economic, regulatory, and political environments. Litigation or changes in national, state, or local environmental regulations or laws, including those designed to stop or impede the development or production of oil and natural gas, could adversely affect our operations and profitability. Item 1B. Unresolved Staff Comments None. Item 1C. Cybersecurity Our enterprise (the holding company and its operating subsidiaries) is using technology in virtually all aspects of the business. Much like many other businesses, certain of our subsidiaries’ information systems have been subject to computer viruses, malicious codes, unauthorized access, and other cyberattacks. We expect to be subject to similar attacks in the future as such attacks become more sophisticated. A significant disruption or failure of our technology systems could result in service interruptions, safety failures, security events, regulatory compliance failures, an inability to protect information and assets against unauthorized users, and other operational difficulties. Attacks perpetrated against our systems could result in loss of assets and critical information and expose us to remediation costs and reputational damage. Cyberattacks could compromise confidential customer and employee information. Cyberattacks may result in business interruptions, lost revenues, higher commodity prices, disruption in fuel supplies, lower energy consumption, unstable markets, increased security, repair or other costs, or may materially adversely affect us in ways that cannot be predicted at this time. Our operating businesses are managed on an unusually decentralized basis. There are few centralized or integrated business functions. Consistent with our decentralized management philosophy, our operating businesses individually establish specific practices concerning cybersecurity risks. Although our subsidiaries have taken steps intended to mitigate these risks, including business continuity planning, disaster recovery planning, and business impact analysis, a significant disruption or cyber intrusion at one or more of our significant operations could adversely affect our results of operations, financial condition, and liquidity. Additionally, if we are unable to acquire, develop, implement, adopt, or protect rights around new technology, we may suffer a competitive disadvantage, which could also have an adverse effect on our results of operations and financial condition. Given the wide variations in the nature and size of business activities, specific practices may vary widely among our operating subsidiaries. 27

2726 We are subject to the risk of possibly becoming an investment company under the Investment Company Act of 1940. We run the risk of inadvertently becoming an investment company, which would require us to register under the Investment Company Act of 1940, as amended (the “Investment Company Act”). Registered investment companies are subject to extensive, restrictive, and potentially adverse regulations relating to, among other things, operating methods, management, capital structure, dividends, and transactions with affiliates. Registered investment companies are not permitted to operate their business in the manner in which we operate our business, nor are registered investment companies permitted to have many of the relationships that we have with our affiliated companies. To avoid becoming and registering as an investment company under the Investment Company Act, we operate as an ongoing enterprise, with approximately 2,300 employees, along with an asset base from which to pursue acquisitions. Furthermore, Section 3(c)(3) of the Investment Company Act excludes insurance companies from the definition of “investment company.” Because we monitor the value of our investments and structure transactions accordingly, we may structure transactions in a less advantageous manner than if we did not have Investment Company Act concerns, or we may avoid otherwise economically desirable transactions due to those concerns. In addition, adverse developments with respect to our ownership of certain of our operating subsidiaries, including significant appreciation in the market value of certain of our publicly traded holdings, could result in our inadvertently becoming an investment company. If it were established that we were an investment company, there would be a risk, among other material adverse consequences, that we could become subject to monetary penalties or injunctive relief, or both, in an action brought by the SEC; that we would be unable to enforce contracts with third parties, or that third parties could seek to obtain rescission of transactions with us undertaken during the period in which it was established that we were an unregistered investment company. Risks Relating to Our Insurance and Reinsurance Business Our success depends on our ability to underwrite risks accurately and to charge adequate rates to policyholders. Our results of operations depend on our ability to underwrite and set rates accurately for risks assumed. A primary role of the pricing function is to ensure that rates are adequate to generate sufficient premiums to pay losses, loss adjustment expenses, and underwriting expenses. Our insurance business is vulnerable to significant catastrophic property loss, which could have an adverse effect on its financial condition and results of operations. Our insurance business faces a significant risk of loss in the ordinary course of its business for property damage resulting from natural disasters, man-made catastrophes, and other catastrophic events. These events typically increase the frequency and severity of commercial property claims. Because catastrophic loss events are by their nature unpredictable, historical results of operations may not be indicative of future results of operations, and the occurrence of claims from catastrophic events may result in significant volatility in our insurance business’s financial condition and results of operations from period to period. We attempt to manage our exposure to these events through reinsurance programs, although there is no assurance we will be successful in doing so. Our insurance business is subject to extensive existing state, local, and foreign governmental regulations that restrict its ability to do business and generate revenues. Our insurance business is subject to regulation in the jurisdictions in which it operates. These regulations may relate to, among other things, the types of business that can be written, the rates that can be charged for coverage, the level of capital and reserves that must be maintained, and restrictions on the types and size of investments that can be held. Regulations may also restrict the timing and amount of dividend payments. Accordingly, existing or new regulations related to these or other matters, or regulatory actions imposing restrictions on our insurance business, may adversely impact its results of operations. Risks Relating to Our Brand Licensing Business Licensing opportunities for the Maxim brand may be difficult to maintain. Maxim’s success depends to a significant degree upon licensing agreements. These licensing agreements mature from time to time, and we may be unable to secure favorable terms for future licensing arrangements. Future licensing partners may also fail to honor their contractual obligations or take other actions that can diminish the value of the Maxim brand. Disputes could arise that prevent or delay our ability to collect licensing revenues under these arrangements. If any of these developments occur or our licensing efforts are otherwise not successful, the value and recognition of the Maxim brand, as well as the prospects of our media business, could be materially, adversely affected. 26 Risks Relating to Our Oil and Gas Business Our oil and gas business is exposed to the effects of volatile commodity prices. The single largest variable that affects our oil and gas results of operations is the price of crude oil and natural gas. The price we receive for our oil and natural gas production heavily influences our oil and gas business’s revenue and profitability. Extended periods of low prices for crude oil or natural gas can have a material adverse impact on our results of operations. Our oil and gas business is subject to disruption by factors beyond its control. Any disruption of the extractive business of either of our oil and gas subsidiaries would adversely affect our revenues and profitability. Our oil and gas operations are therefore subject to disruption from natural or human causes beyond their control, including physical risks from hurricanes, severe storms, and other forms of system failures, any of which could result in suspension of operations or harm to people or the natural environment. Our oil and gas business can be adversely affected by political or regulatory developments affecting our operations. Our oil and gas operations can be affected by changing economic, regulatory, and political environments. Litigation or changes in national, state, or local environmental regulations or laws, including those designed to stop or impede the development or production of oil and natural gas, could adversely affect our operations and profitability. Item 1B. Unresolved Staff Comments None. Item 1C. Cybersecurity Our enterprise (the holding company and its operating subsidiaries) is using technology in virtually all aspects of the business. Much like many other businesses, certain of our subsidiaries’ information systems have been subject to computer viruses, malicious codes, unauthorized access, and other cyberattacks. We expect to be subject to similar attacks in the future as such attacks become more sophisticated. A significant disruption or failure of our technology systems could result in service interruptions, safety failures, security events, regulatory compliance failures, an inability to protect information and assets against unauthorized users, and other operational difficulties. Attacks perpetrated against our systems could result in loss of assets and critical information and expose us to remediation costs and reputational damage. Cyberattacks could compromise confidential customer and employee information. Cyberattacks may result in business interruptions, lost revenues, higher commodity prices, disruption in fuel supplies, lower energy consumption, unstable markets, increased security, repair or other costs, or may materially adversely affect us in ways that cannot be predicted at this time. Our operating businesses are managed on an unusually decentralized basis. There are few centralized or integrated business functions. Consistent with our decentralized management philosophy, our operating businesses individually establish specific practices concerning cybersecurity risks. Although our subsidiaries have taken steps intended to mitigate these risks, including business continuity planning, disaster recovery planning, and business impact analysis, a significant disruption or cyber intrusion at one or more of our significant operations could adversely affect our results of operations, financial condition, and liquidity. Additionally, if we are unable to acquire, develop, implement, adopt, or protect rights around new technology, we may suffer a competitive disadvantage, which could also have an adverse effect on our results of operations and financial condition. Given the wide variations in the nature and size of business activities, specific practices may vary widely among our operating subsidiaries. 27

28 29 Item 2. Properties Restaurant Properties As of December 31, 2025, restaurant operations included 435 company-operated and franchise locations. Restaurant operations own the land and building for 138 restaurants. The following table lists the locations of the restaurants as of December 31, 2025. Steak n Shake Western Sizzlin Company Operated Franchise Partner Traditional Franchise Company Operated Franchise Total Domestic: Alabama ................................................ 1 1 2 — 4 8 Arkansas ............................................... — — 3 — 5 8 California .............................................. — — 2 — — 2 Colorado ............................................... 1 — — — — 1 Florida ................................................... 16 57 4 — — 77 Georgia ................................................. 5 12 11 — 3 31 Illinois ................................................... 34 15 7 — — 56 Indiana .................................................. 27 25 — — — 52 Iowa ...................................................... 2 1 1 — — 4 Kentucky ............................................... 2 10 5 — — 17 Louisiana .............................................. — — 1 — — 1 Maryland ............................................... — — — — 1 1 Michigan ............................................... 7 6 1 — — 14 Mississippi ............................................ — — 4 — 1 5 Missouri ................................................ 5 14 18 — — 37 Nebraska ............................................... — — 1 — — 1 Nevada .................................................. — — 4 — — 4 North Carolina ...................................... 1 5 1 — 6 13 Ohio ...................................................... 22 18 1 — 1 42 Oklahoma .............................................. — — 1 — 1 2 Pennsylvania ......................................... 1 — — — — 1 South Carolina ...................................... 1 — 2 — 1 4 Tennessee .............................................. — 8 4 — 3 15 Texas ..................................................... 1 7 3 — — 11 Virginia ................................................. — — 4 2 2 8 West Virginia ........................................ — — 2 1 — 3 International: France ................................................... 3 — 12 — — 15 Monaco ................................................. 1 — — — — 1 Spain ..................................................... 1 — — — — 1 Total ...................................................... 131 179 94 3 28 435 As of December 31, 2025, seven of the 131 Steak n Shake company-operated stores were closed. Of the seven locations, Steak n Shake plans to reopen two locations and sell or lease five locations. 28 Item 3. Legal Proceedings Refer to Commitments and Contingencies - Note 14 to the Consolidated Financial Statements included in Item 8 for a discussion of legal proceedings. Item 4. Mine Safety Disclosures Not applicable. Part II Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities Market Information Biglari Holdings’ Class A common stock and Class B common stock are listed for trading on the NYSE and NYSE Texas, trading symbol: BH.A and BH, respectively. Shareholders Biglari Holdings had 1,476 beneficial shareholders of its Class A common stock and 4,558 beneficial shareholders of its Class B common stock as of January 28, 2026. Dividends Biglari Holdings has never declared a dividend. Issuer Purchases of Equity Securities From November 24, 2025 through December 17, 2025, The Lion Fund, L.P., purchased 797 shares of Class A common stock and 13,131 shares of Class B common stock. The Lion Fund, L.P., may be deemed an “affiliated purchaser” as defined in Rule 10b-18(a)(3) under the Securities Exchange Act of 1934, as amended. The purchases were made through open market transactions. Total Number of Class A Shares Purchased Average Price Paid per Class A Share Total Number of Class B Shares Purchased Average Price Paid per Class B Share Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs Maximum Number of Shares That May Yet Be Purchased Under Plans or Programs October 1, 2025 - October 31, 2025 .................... — $ — — $ — — — November 1, 2025 - November 30, 2025 ............ 213 $ 1,406.30 1,819 $ 274.77 — — December 1, 2025 - December 31, 2025 ............. 584 $ 1,624.75 11,312 $ 313.99 — — Total .................................................................... 797 13,131 — Item 6. [Reserved] Other Properties Southern Oil primarily operates oil and natural gas wells in Louisiana. Its operations are primarily offshore in Louisiana state waters. Abraxas Petroleum operates oil and natural gas wells in the Permian Basin. Through its subsidiaries, the Company owns Steak n Shake’s office building in Indianapolis, Indiana; First Guard’s office building in Venice, Florida; and Southern Pioneer’s office building in Jonesboro, Arkansas. In addition, the Company owns seven various locations that are being leased or are available to be leased by third parties, along with owning one undeveloped property in San Antonio, Texas. 29

2928 Item 2. Properties Restaurant Properties As of December 31, 2025, restaurant operations included 435 company-operated and franchise locations. Restaurant operations own the land and building for 138 restaurants. The following table lists the locations of the restaurants as of December 31, 2025. Steak n Shake Western Sizzlin Company Operated Franchise Partner Traditional Franchise Company Operated Franchise Total Domestic: Alabama ................................................ 1 1 2 — 4 8 Arkansas ............................................... — — 3 — 5 8 California .............................................. — — 2 — — 2 Colorado ............................................... 1 — — — — 1 Florida ................................................... 16 57 4 — — 77 Georgia ................................................. 5 12 11 — 3 31 Illinois ................................................... 34 15 7 — — 56 Indiana .................................................. 27 25 — — — 52 Iowa ...................................................... 2 1 1 — — 4 Kentucky ............................................... 2 10 5 — — 17 Louisiana .............................................. — — 1 — — 1 Maryland ............................................... — — — — 1 1 Michigan ............................................... 7 6 1 — — 14 Mississippi ............................................ — — 4 — 1 5 Missouri ................................................ 5 14 18 — — 37 Nebraska ............................................... — — 1 — — 1 Nevada .................................................. — — 4 — — 4 North Carolina ...................................... 1 5 1 — 6 13 Ohio ...................................................... 22 18 1 — 1 42 Oklahoma .............................................. — — 1 — 1 2 Pennsylvania ......................................... 1 — — — — 1 South Carolina ...................................... 1 — 2 — 1 4 Tennessee .............................................. — 8 4 — 3 15 Texas ..................................................... 1 7 3 — — 11 Virginia ................................................. — — 4 2 2 8 West Virginia ........................................ — — 2 1 — 3 International: France ................................................... 3 — 12 — — 15 Monaco ................................................. 1 — — — — 1 Spain ..................................................... 1 — — — — 1 Total ...................................................... 131 179 94 3 28 435 As of December 31, 2025, seven of the 131 Steak n Shake company-operated stores were closed. Of the seven locations, Steak n Shake plans to reopen two locations and sell or lease five locations. 28 Item 3. Legal Proceedings Refer to Commitments and Contingencies - Note 14 to the Consolidated Financial Statements included in Item 8 for a discussion of legal proceedings. Item 4. Mine Safety Disclosures Not applicable. Part II Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities Market Information Biglari Holdings’ Class A common stock and Class B common stock are listed for trading on the NYSE and NYSE Texas, trading symbol: BH.A and BH, respectively. Shareholders Biglari Holdings had 1,476 beneficial shareholders of its Class A common stock and 4,558 beneficial shareholders of its Class B common stock as of January 28, 2026. Dividends Biglari Holdings has never declared a dividend. Issuer Purchases of Equity Securities From November 24, 2025 through December 17, 2025, The Lion Fund, L.P., purchased 797 shares of Class A common stock and 13,131 shares of Class B common stock. The Lion Fund, L.P., may be deemed an “affiliated purchaser” as defined in Rule 10b-18(a)(3) under the Securities Exchange Act of 1934, as amended. The purchases were made through open market transactions. Total Number of Class A Shares Purchased Average Price Paid per Class A Share Total Number of Class B Shares Purchased Average Price Paid per Class B Share Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs Maximum Number of Shares That May Yet Be Purchased Under Plans or Programs October 1, 2025 - October 31, 2025 .................... — $ — — $ — — — November 1, 2025 - November 30, 2025 ............ 213 $ 1,406.30 1,819 $ 274.77 — — December 1, 2025 - December 31, 2025 ............. 584 $ 1,624.75 11,312 $ 313.99 — — Total .................................................................... 797 13,131 — Item 6. [Reserved] Other Properties Southern Oil primarily operates oil and natural gas wells in Louisiana. Its operations are primarily offshore in Louisiana state waters. Abraxas Petroleum operates oil and natural gas wells in the Permian Basin. Through its subsidiaries, the Company owns Steak n Shake’s office building in Indianapolis, Indiana; First Guard’s office building in Venice, Florida; and Southern Pioneer’s office building in Jonesboro, Arkansas. In addition, the Company owns seven various locations that are being leased or are available to be leased by third parties, along with owning one undeveloped property in San Antonio, Texas. 29

30 31 Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations (dollars in thousands, except per-share data) Biglari Holdings Inc. is a holding company owning subsidiaries engaged in a number of diverse business activities, including property and casualty insurance and reinsurance, licensing and media, restaurants, and oil and gas. The Company’s largest operating subsidiaries are involved in the franchising and operating of restaurants. Biglari Holdings is founded and led by Sardar Biglari, Chairman and Chief Executive Officer of the Company. Biglari Holdings’ management system combines decentralized operations with centralized financial decision-making. Operating decisions for the various business units are made by their respective managers. All major investment and capital allocation decisions are made for the Company and its subsidiaries by Mr. Biglari. Discussion of Operations Net earnings attributable to Biglari Holdings Inc. shareholders are disaggregated in the table that follows. 2025 2024 2023 Operating businesses: Restaurant ................................................................................................... $ 16,377 $ 15,470 $ 21,831 Insurance ..................................................................................................... 10,476 7,169 10,262 Oil and gas .................................................................................................. 10,908 15,458 25,406 Brand licensing ........................................................................................... (1,442) (884) 8 Interest expense ........................................................................................... (6,166) (589) (531) Corporate and other .................................................................................... (16,000) (12,503) (17,814) Total operating businesses ............................................................................... 14,153 24,121 39,162 Investment partnership gains (losses) .............................................................. (51,996) (28,119) 14,646 Investment gains .............................................................................................. 355 239 1,731 Net earnings (loss) ........................................................................................... (37,488) (3,759) 55,539 Earnings (loss) attributable to noncontrolling interest .................................... — — 591 Net earnings (loss) attributable to Biglari Holdings Inc. shareholders ........... $ (37,488) $ (3,759) $ 54,948 The following discussion should be read in conjunction with Item 1, Business and our Consolidated Financial Statements and the notes thereto included in this Form 10-K. The following discussion should also be read in conjunction with the “Cautionary Note Regarding Forward-Looking Statements” and the risks and uncertainties described in Item 1A, Risk Factors, set forth above. Our Management’s Discussion and Analysis generally discusses 2025 and 2024 items. Discussions of 2023 items can be found in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Part II, Item 7 of our Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on March 1, 2025. Investment gains and losses in 2025 and 2024 were mainly derived from our investments in equity securities and included unrealized gains and losses from market price changes during the period. We believe that investment gains/losses are generally meaningless for analytical purposes in understanding our reported quarterly and annual results. These gains and losses have caused and will continue to cause significant volatility in our periodic earnings. Through our subsidiaries, we engage in numerous diverse business activities. We operate on a decentralized management structure. The business segment data (Note 16 to the accompanying Consolidated Financial Statements) should be read in conjunction with this discussion. 30 Steak n Shake Western Sizzlin Company- operated Franchise Partner Traditional Franchise Company- operated Franchise Total Stores on December 31, 2022 ..................... 177 175 154 3 36 545 Corporate stores transitioned ...................... (6) 7 (1) — — — Net restaurants opened (closed) .................. (23) (1) (25) — (4) (53) Stores on December 31, 2023 ..................... 148 181 128 3 32 492 Corporate stores transitioned ...................... 9 (8) (1) — — — Net restaurants opened (closed) .................. (11) — (20) — (3) (34) Stores on December 31, 2024 ..................... 146 173 107 3 29 458 Corporate stores transitioned ...................... (7) 7 — — — — Net restaurants opened (closed) .................. (8) (1) (13) — (1) (23) Stores on December 31, 2025 ..................... 131 179 94 3 28 435 As of December 31, 2025, seven of the 131 company-operated Steak n Shake stores were closed. Of the seven locations, Steak n Shake plans to reopen two locations and sell or lease five locations. Management’s Discussion and Analysis (continued) Restaurants Our restaurant businesses, which include Steak n Shake and Western Sizzlin, comprise 435 company-operated and franchise restaurants as of December 31, 2025. 31

3130 Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations (dollars in thousands, except per-share data) Biglari Holdings Inc. is a holding company owning subsidiaries engaged in a number of diverse business activities, including property and casualty insurance and reinsurance, licensing and media, restaurants, and oil and gas. The Company’s largest operating subsidiaries are involved in the franchising and operating of restaurants. Biglari Holdings is founded and led by Sardar Biglari, Chairman and Chief Executive Officer of the Company. Biglari Holdings’ management system combines decentralized operations with centralized financial decision-making. Operating decisions for the various business units are made by their respective managers. All major investment and capital allocation decisions are made for the Company and its subsidiaries by Mr. Biglari. Discussion of Operations Net earnings attributable to Biglari Holdings Inc. shareholders are disaggregated in the table that follows. 2025 2024 2023 Operating businesses: Restaurant ................................................................................................... $ 16,377 $ 15,470 $ 21,831 Insurance ..................................................................................................... 10,476 7,169 10,262 Oil and gas .................................................................................................. 10,908 15,458 25,406 Brand licensing ........................................................................................... (1,442) (884) 8 Interest expense ........................................................................................... (6,166) (589) (531) Corporate and other .................................................................................... (16,000) (12,503) (17,814) Total operating businesses ............................................................................... 14,153 24,121 39,162 Investment partnership gains (losses) .............................................................. (51,996) (28,119) 14,646 Investment gains .............................................................................................. 355 239 1,731 Net earnings (loss) ........................................................................................... (37,488) (3,759) 55,539 Earnings (loss) attributable to noncontrolling interest .................................... — — 591 Net earnings (loss) attributable to Biglari Holdings Inc. shareholders ........... $ (37,488) $ (3,759) $ 54,948 The following discussion should be read in conjunction with Item 1, Business and our Consolidated Financial Statements and the notes thereto included in this Form 10-K. The following discussion should also be read in conjunction with the “Cautionary Note Regarding Forward-Looking Statements” and the risks and uncertainties described in Item 1A, Risk Factors, set forth above. Our Management’s Discussion and Analysis generally discusses 2025 and 2024 items. Discussions of 2023 items can be found in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Part II, Item 7 of our Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on March 1, 2025. Investment gains and losses in 2025 and 2024 were mainly derived from our investments in equity securities and included unrealized gains and losses from market price changes during the period. We believe that investment gains/losses are generally meaningless for analytical purposes in understanding our reported quarterly and annual results. These gains and losses have caused and will continue to cause significant volatility in our periodic earnings. Through our subsidiaries, we engage in numerous diverse business activities. We operate on a decentralized management structure. The business segment data (Note 16 to the accompanying Consolidated Financial Statements) should be read in conjunction with this discussion. 30 Steak n Shake Western Sizzlin Company- operated Franchise Partner Traditional Franchise Company- operated Franchise Total Stores on December 31, 2022 ..................... 177 175 154 3 36 545 Corporate stores transitioned ...................... (6) 7 (1) — — — Net restaurants opened (closed) .................. (23) (1) (25) — (4) (53) Stores on December 31, 2023 ..................... 148 181 128 3 32 492 Corporate stores transitioned ...................... 9 (8) (1) — — — Net restaurants opened (closed) .................. (11) — (20) — (3) (34) Stores on December 31, 2024 ..................... 146 173 107 3 29 458 Corporate stores transitioned ...................... (7) 7 — — — — Net restaurants opened (closed) .................. (8) (1) (13) — (1) (23) Stores on December 31, 2025 ..................... 131 179 94 3 28 435 As of December 31, 2025, seven of the 131 company-operated Steak n Shake stores were closed. Of the seven locations, Steak n Shake plans to reopen two locations and sell or lease five locations. Management’s Discussion and Analysis (continued) Restaurants Our restaurant businesses, which include Steak n Shake and Western Sizzlin, comprise 435 company-operated and franchise restaurants as of December 31, 2025. 31

32 33 2025 2024 2023 Revenue Net sales .................................................... $ 181,884 $ 159,213 $ 152,545 Franchise partner fees .............................. 77,001 70,616 72,552 Franchise royalties and fees ...................... 13,587 13,632 16,443 Other revenue ........................................... 8,398 7,986 9,317 Total revenue ................................................. 280,870 251,447 250,857 Restaurant cost of sales Cost of food .............................................. 56,205 30.9% 47,891 30.1% 44,993 29.5 % Labor costs ................................................ 56,175 30.9% 50,431 31.7% 47,090 30.9 % Occupancy and other ................................ 48,941 26.9% 45,127 28.3% 45,903 30.1 % Total cost of sales .......................................... 161,321 143,449 137,986 Selling, general and administrative General and administrative ....................... 48,969 17.4% 47,130 18.7% 44,120 17.6 % Marketing ................................................. 17,951 6.4% 12,584 5.0% 12,631 5.0 % Other expenses (income) .......................... (3,944) (1.4) % (5,800) (2.3) % (7,935) (3.2) % Total selling, general and administrative ...... 62,976 53,914 48,816 Impairments .............................................. 1,251 0.4% 107 — % 3,947 1.6 % Depreciation and amortization ................. 26,759 9.5% 27,002 10.7% 27,031 10.8 % Interest on lease obligations..................... 5,421 5,361 5,114 Earnings before income taxes ....................... 23,142 21,614 27,963 Income tax expense ....................................... 6,765 6,144 6,132 Contribution to net earnings .......................... $ 16,377 $ 15,470 $ 21,831 Cost of food, labor, and occupancy and other costs are expressed as a percentage of net sales. General and administrative, marketing, other expenses, impairments, and depreciation and amortization are expressed as a percentage of total revenue. Net sales for 2025 were $181,884, representing an increase of $22,671, or 14.2% compared to 2024. The increase in net sales was primarily due to an increase of 10.5% in Steak n Shake’s same-store sales for company-operated units. The same-store sales performance was 10.2% for company-operated and franchise partner units combined. For company-operated units, sales to the end customer are recorded as revenue generated by the Company, but for franchise partner units, only our share of the restaurant’s profits, along with certain fees, are recorded as revenue. Management’s Discussion and Analysis (continued) Restaurant operations for 2025, 2024, and 2023 are summarized below. 32 2025 2024 Revenue Net sales and other ................................................................................ $ 359,046 $ 326,736 Restaurant cost of sales Cost of food .......................................................................................... $ 108,259 30.2% $ 96,550 29.5 % Labor costs ............................................................................................ 93,823 26.1% 88,009 26.9 % Occupancy and other ............................................................................ 72,193 20.1% 68,061 20.8 % Total cost of sales ...................................................................................... $ 274,275 $ 252,620 The Company’s consolidated financial statements do not include data in the table above. Figures are shown for information purposes only. Management’s Discussion and Analysis (continued) Fees generated by our franchise partners were $77,001 in 2025 as compared to $70,616 during 2024. As of December 31, 2025, there were 179 franchise partner units as compared to 173 franchise partner units as of December 31, 2024. Franchise partner fees were higher primarily because franchise partner same-store sales increased 10.1% during 2025 compared to 2024. Included in the franchise partner fees were $23,428 and $22,884 of rental income during 2025 and 2024, respectively. Franchise partners rent buildings and equipment from Steak n Shake. The franchise royalties and fees generated by the traditional franchising business were $13,587 during 2025 as compared to $13,632 during 2024. The decrease in franchise royalties and fees was primarily due to the closing of certain traditional franchise stores. There were 122 traditional units open on December 31, 2025, as compared to 136 units open on December 31, 2024. The cost of food at company-operated units in 2025 was $56,205, or 30.9% of net sales as compared to $47,891, or 30.1% of net sales in 2024. The cost of food as a percentage of net sales increased during 2025 compared to 2024 primarily due to inflation and improvements in the quality of various products. The labor costs at company-operated restaurants during 2025 were $56,175, or 30.9% of net sales as compared to $50,431, or 31.7% of net sales in 2024. Labor costs expressed as a percentage of net sales decreased during 2025 compared to 2024 primarily due to the benefit from higher sales in relation to fixed management labor. General and administrative expenses during 2025 were $48,969, or 17.4% of total revenue as compared to $47,130, or 18.7% of total revenue during 2024. The increase in general and administrative expenses was mainly attributable to higher salary expenses at Steak n Shake. Marketing expenses during 2025 were $17,951 or 6.4% of total revenue, as compared to $12,584 or 5.0% of total revenue during 2024. Marketing expenses increased during 2025 compared to 2024 primarily due to the promotion of new, enhanced products. Other income decreased during 2025 compared to 2024, primarily because of fewer real estate transactions. Interest on obligations under leases was $5,421 during 2025 versus $5,361 during 2024. To better convey the performance of the franchise partnership model, the table below shows the underlying sales, cost of food, labor costs, and other restaurant costs of the franchise partners. We believe the franchise partner information is useful to readers, as it has a direct effect on Steak n Shake’s profitability. 33

3332 2025 2024 2023 Revenue Net sales .................................................... $ 181,884 $ 159,213 $ 152,545 Franchise partner fees .............................. 77,001 70,616 72,552 Franchise royalties and fees ...................... 13,587 13,632 16,443 Other revenue ........................................... 8,398 7,986 9,317 Total revenue ................................................. 280,870 251,447 250,857 Restaurant cost of sales Cost of food .............................................. 56,205 30.9% 47,891 30.1% 44,993 29.5 % Labor costs ................................................ 56,175 30.9% 50,431 31.7% 47,090 30.9 % Occupancy and other ................................ 48,941 26.9% 45,127 28.3% 45,903 30.1 % Total cost of sales .......................................... 161,321 143,449 137,986 Selling, general and administrative General and administrative ....................... 48,969 17.4% 47,130 18.7% 44,120 17.6 % Marketing ................................................. 17,951 6.4% 12,584 5.0% 12,631 5.0 % Other expenses (income) .......................... (3,944) (1.4) % (5,800) (2.3) % (7,935) (3.2) % Total selling, general and administrative ...... 62,976 53,914 48,816 Impairments .............................................. 1,251 0.4% 107 — % 3,947 1.6 % Depreciation and amortization ................. 26,759 9.5% 27,002 10.7% 27,031 10.8 % Interest on lease obligations..................... 5,421 5,361 5,114 Earnings before income taxes ....................... 23,142 21,614 27,963 Income tax expense ....................................... 6,765 6,144 6,132 Contribution to net earnings .......................... $ 16,377 $ 15,470 $ 21,831 Cost of food, labor, and occupancy and other costs are expressed as a percentage of net sales. General and administrative, marketing, other expenses, impairments, and depreciation and amortization are expressed as a percentage of total revenue. Net sales for 2025 were $181,884, representing an increase of $22,671, or 14.2% compared to 2024. The increase in net sales was primarily due to an increase of 10.5% in Steak n Shake’s same-store sales for company-operated units. The same-store sales performance was 10.2% for company-operated and franchise partner units combined. For company-operated units, sales to the end customer are recorded as revenue generated by the Company, but for franchise partner units, only our share of the restaurant’s profits, along with certain fees, are recorded as revenue. Management’s Discussion and Analysis (continued) Restaurant operations for 2025, 2024, and 2023 are summarized below. 32 2025 2024 Revenue Net sales and other ................................................................................ $ 359,046 $ 326,736 Restaurant cost of sales Cost of food .......................................................................................... $ 108,259 30.2% $ 96,550 29.5 % Labor costs ............................................................................................ 93,823 26.1% 88,009 26.9 % Occupancy and other ............................................................................ 72,193 20.1% 68,061 20.8 % Total cost of sales ...................................................................................... $ 274,275 $ 252,620 The Company’s consolidated financial statements do not include data in the table above. Figures are shown for information purposes only. Management’s Discussion and Analysis (continued) Fees generated by our franchise partners were $77,001 in 2025 as compared to $70,616 during 2024. As of December 31, 2025, there were 179 franchise partner units as compared to 173 franchise partner units as of December 31, 2024. Franchise partner fees were higher primarily because franchise partner same-store sales increased 10.1% during 2025 compared to 2024. Included in the franchise partner fees were $23,428 and $22,884 of rental income during 2025 and 2024, respectively. Franchise partners rent buildings and equipment from Steak n Shake. The franchise royalties and fees generated by the traditional franchising business were $13,587 during 2025 as compared to $13,632 during 2024. The decrease in franchise royalties and fees was primarily due to the closing of certain traditional franchise stores. There were 122 traditional units open on December 31, 2025, as compared to 136 units open on December 31, 2024. The cost of food at company-operated units in 2025 was $56,205, or 30.9% of net sales as compared to $47,891, or 30.1% of net sales in 2024. The cost of food as a percentage of net sales increased during 2025 compared to 2024 primarily due to inflation and improvements in the quality of various products. The labor costs at company-operated restaurants during 2025 were $56,175, or 30.9% of net sales as compared to $50,431, or 31.7% of net sales in 2024. Labor costs expressed as a percentage of net sales decreased during 2025 compared to 2024 primarily due to the benefit from higher sales in relation to fixed management labor. General and administrative expenses during 2025 were $48,969, or 17.4% of total revenue as compared to $47,130, or 18.7% of total revenue during 2024. The increase in general and administrative expenses was mainly attributable to higher salary expenses at Steak n Shake. Marketing expenses during 2025 were $17,951 or 6.4% of total revenue, as compared to $12,584 or 5.0% of total revenue during 2024. Marketing expenses increased during 2025 compared to 2024 primarily due to the promotion of new, enhanced products. Other income decreased during 2025 compared to 2024, primarily because of fewer real estate transactions. Interest on obligations under leases was $5,421 during 2025 versus $5,361 during 2024. To better convey the performance of the franchise partnership model, the table below shows the underlying sales, cost of food, labor costs, and other restaurant costs of the franchise partners. We believe the franchise partner information is useful to readers, as it has a direct effect on Steak n Shake’s profitability. 33

34 35 2025 2024 2023 Underwriting gain (loss) attributable to: First Guard .................................................................................................... $ 6,015 $ 4,038 $ 9,492 Southern Pioneer ........................................................................................... 1,195 400 (1,038) Pre-tax underwriting gain ................................................................................ 7,210 4,438 8,454 Income tax expense ......................................................................................... 1,514 932 1,775 Net underwriting gain ...................................................................................... $ 5,696 $ 3,506 $ 6,679 Earnings of our insurance operations are summarized below. 2025 2024 2023 Premiums written ............................................................................................ $ 71,041 $ 68,394 $ 63,064 Premiums earned ............................................................................................. $ 70,147 $ 65,809 $ 61,225 Insurance losses ............................................................................................... 43,142 43,643 35,668 Underwriting expenses .................................................................................... 19,795 17,728 17,103 Pre-tax underwriting gain ................................................................................ 7,210 4,438 8,454 Investment income and other income and expenses Investment income ...................................................................................... 3,339 3,928 3,074 Other income and expenses ........................................................................ 2,167 724 1,555 Total investment income and other income and expenses .......................... 5,506 4,652 4,629 Earnings before income taxes .......................................................................... 12,716 9,090 13,083 Income tax expense ......................................................................................... 2,240 1,921 2,821 Contribution to net earnings ............................................................................ $ 10,476 $ 7,169 $ 10,262 Insurance premiums and other on the consolidated statement of earnings includes premiums earned, investment income, other income, and commissions. Commissions are in other income and expenses in the above table. Management’s Discussion and Analysis (continued) Insurance We view our insurance businesses as possessing two activities: underwriting and investing. Underwriting decisions are the responsibility of the unit managers, whereas investing decisions are the responsibility of our Chairman and CEO, Sardar Biglari. Our business units are operated under separate local management. Biglari Holdings’ insurance operations consist of First Guard, Southern Pioneer, and Biglari Reinsurance. Underwriting results of our insurance operations are summarized below. 34 2025 2024 2023 Amount % Amount % Amount % Premiums written .................................. $ 36,674 $ 37,691 $ 36,917 Premiums earned ................................... $ 36,674 100.0% $ 37,691 100.0% $ 36,917 100.0 % Insurance losses ................................... 23,028 62.8% 27,236 72.3% 20,861 56.5 % Underwriting expenses ......................... 7,631 20.8% 6,417 17.0% 6,564 17.8 % Total losses and expenses .................... 30,659 83.6% 33,653 89.3% 27,425 74.3 % Pre-tax underwriting gain .................... $ 6,015 $ 4,038 $ 9,492 First Guard produced an underwriting gain in 2025 of $6,015, representing an increase of $1,977, or 49.0% compared to 2024. Southern Pioneer Southern Pioneer underwrites garage liability and commercial property insurance, as well as homeowners and dwelling fire insurance. A summary of Southern Pioneer’s underwriting results follows. 2025 2024 2023 Amount % Amount % Amount % Premiums written .................................. $ 34,367 $ 30,703 $ 26,147 Premiums earned ................................... $ 33,473 100.0% $ 28,118 100.0% $ 24,308 100.0 % Insurance losses ................................... 20,114 60.1% 16,407 58.4% 14,807 60.9 % Underwriting expenses ......................... 12,164 36.3% 11,311 40.2% 10,539 43.4 % Total losses and expenses .................... 32,278 96.4% 27,718 98.6% 25,346 104.3 % Pre-tax underwriting gain (loss) ............ $ 1,195 $ 400 $ (1,038) Premiums earned increased $5,355, or 19.0% in 2025 compared to 2024, primarily because of higher average earned premium per policy. The loss ratio increased from higher claims frequencies, average claims severities, and adverse development of prior accident years’ claims. Management’s Discussion and Analysis (continued) First Guard First Guard is a direct underwriter of commercial truck insurance, primarily selling physical damage and nontrucking liability insurance to truckers. First Guard’s insurance products are marketed primarily through direct response methods via the Internet or by telephone. First Guard’s cost-efficient direct response marketing methods enable it to be a low-cost insurer. A summary of First Guard’s underwriting results follows. 35

3534 2025 2024 2023 Underwriting gain (loss) attributable to: First Guard .................................................................................................... $ 6,015 $ 4,038 $ 9,492 Southern Pioneer ........................................................................................... 1,195 400 (1,038) Pre-tax underwriting gain ................................................................................ 7,210 4,438 8,454 Income tax expense ......................................................................................... 1,514 932 1,775 Net underwriting gain ...................................................................................... $ 5,696 $ 3,506 $ 6,679 Earnings of our insurance operations are summarized below. 2025 2024 2023 Premiums written ............................................................................................ $ 71,041 $ 68,394 $ 63,064 Premiums earned ............................................................................................. $ 70,147 $ 65,809 $ 61,225 Insurance losses ............................................................................................... 43,142 43,643 35,668 Underwriting expenses .................................................................................... 19,795 17,728 17,103 Pre-tax underwriting gain ................................................................................ 7,210 4,438 8,454 Investment income and other income and expenses Investment income ...................................................................................... 3,339 3,928 3,074 Other income and expenses ........................................................................ 2,167 724 1,555 Total investment income and other income and expenses .......................... 5,506 4,652 4,629 Earnings before income taxes .......................................................................... 12,716 9,090 13,083 Income tax expense ......................................................................................... 2,240 1,921 2,821 Contribution to net earnings ............................................................................ $ 10,476 $ 7,169 $ 10,262 Insurance premiums and other on the consolidated statement of earnings includes premiums earned, investment income, other income, and commissions. Commissions are in other income and expenses in the above table. Management’s Discussion and Analysis (continued) Insurance We view our insurance businesses as possessing two activities: underwriting and investing. Underwriting decisions are the responsibility of the unit managers, whereas investing decisions are the responsibility of our Chairman and CEO, Sardar Biglari. Our business units are operated under separate local management. Biglari Holdings’ insurance operations consist of First Guard, Southern Pioneer, and Biglari Reinsurance. Underwriting results of our insurance operations are summarized below. 34 2025 2024 2023 Amount % Amount % Amount % Premiums written .................................. $ 36,674 $ 37,691 $ 36,917 Premiums earned ................................... $ 36,674 100.0% $ 37,691 100.0% $ 36,917 100.0 % Insurance losses ................................... 23,028 62.8% 27,236 72.3% 20,861 56.5 % Underwriting expenses ......................... 7,631 20.8% 6,417 17.0% 6,564 17.8 % Total losses and expenses .................... 30,659 83.6% 33,653 89.3% 27,425 74.3 % Pre-tax underwriting gain .................... $ 6,015 $ 4,038 $ 9,492 First Guard produced an underwriting gain in 2025 of $6,015, representing an increase of $1,977, or 49.0% compared to 2024. Southern Pioneer Southern Pioneer underwrites garage liability and commercial property insurance, as well as homeowners and dwelling fire insurance. A summary of Southern Pioneer’s underwriting results follows. 2025 2024 2023 Amount % Amount % Amount % Premiums written .................................. $ 34,367 $ 30,703 $ 26,147 Premiums earned ................................... $ 33,473 100.0% $ 28,118 100.0% $ 24,308 100.0 % Insurance losses ................................... 20,114 60.1% 16,407 58.4% 14,807 60.9 % Underwriting expenses ......................... 12,164 36.3% 11,311 40.2% 10,539 43.4 % Total losses and expenses .................... 32,278 96.4% 27,718 98.6% 25,346 104.3 % Pre-tax underwriting gain (loss) ............ $ 1,195 $ 400 $ (1,038) Premiums earned increased $5,355, or 19.0% in 2025 compared to 2024, primarily because of higher average earned premium per policy. The loss ratio increased from higher claims frequencies, average claims severities, and adverse development of prior accident years’ claims. Management’s Discussion and Analysis (continued) First Guard First Guard is a direct underwriter of commercial truck insurance, primarily selling physical damage and nontrucking liability insurance to truckers. First Guard’s insurance products are marketed primarily through direct response methods via the Internet or by telephone. First Guard’s cost-efficient direct response marketing methods enable it to be a low-cost insurer. A summary of First Guard’s underwriting results follows. 35

36 37 2025 2024 2023 Interest, dividends, and other investment income: First Guard ................................................................................................... $ 1,630 $ 1,976 $ 1,873 Southern Pioneer .......................................................................................... 1,675 1,895 1,201 Biglari Reinsurance ...................................................................................... 34 57 — Pre-tax investment income ............................................................................ 3,339 3,928 3,074 Income tax expense ........................................................................................ 701 825 646 Net investment income ................................................................................... $ 2,638 $ 3,103 $ 2,428 We consider investment income as a component of our aggregate insurance operating results. However, we consider investment gains and losses, whether realized or unrealized, as non-operating. Oil and Gas A summary of revenue and earnings of oil and gas operations follows. 2025 2024 2023 Oil and gas revenue .......................................................................................... $ 30,211 $ 36,945 $ 45,071 Oil and gas production costs .......................................................................... 12,548 16,636 17,365 Depreciation, depletion, and accretion ........................................................... 11,674 11,102 10,339 General and administrative expenses ............................................................. 4,968 6,135 5,164 Total cost and expenses .................................................................................... 29,190 33,873 32,868 Gain on sale of properties ................................................................................. 11,877 16,700 13,563 Earnings before income taxes ........................................................................... 12,898 19,772 25,766 Income tax expense .......................................................................................... 1,990 4,314 360 Contribution to net earnings ............................................................................. $ 10,908 $ 15,458 $ 25,406 Our oil and gas business is highly dependent on oil and natural gas prices. We did not record any impairments to our oil and gas assets during 2025, 2024, or 2023. However, we may be required to record impairments of our oil and gas properties resulting from prolonged declines in oil and gas prices. It is expected that the prices of oil and gas commodities will remain volatile, which will be reflected in our financial results. Management’s Discussion and Analysis (continued) Insurance – Investment Income A summary of net investment income attributable to our insurance operations follows. 36 2025 2024 2023 Oil and gas revenue .......................................................................................... $ 16,998 $ 22,590 $ 27,576 Oil and gas production costs .......................................................................... 8,839 9,517 9,605 Depreciation, depletion, and accretion ........................................................... 6,011 6,202 6,359 General and administrative expenses ............................................................. 2,889 3,718 2,765 Total cost and expenses .................................................................................... 17,739 19,437 18,729 Gain on sale of properties ................................................................................. 11,877 16,700 13,563 Earnings before income taxes ........................................................................... 11,136 19,853 22,410 Income tax expense (benefit) ........................................................................... 1,834 4,361 (384) Contribution to net earnings ............................................................................. $ 9,302 $ 15,492 $ 22,794 Abraxas Petroleum’s revenue decreased $5,592, or 24.8% during 2025 compared to 2024. The revenue decline was primarily due to lower crude oil prices. During 2025, Abraxas Petroleum recorded a gain of $11,877 as a result of selling undeveloped reserves to an unaffiliated party whose aim is to conduct development activities; however, Abraxas Petroleum will not be required to fund any exploration expenditures on its undeveloped properties. During 2024 and 2023, Abraxas Petroleum entered into similar royalty-based arrangements on its undeveloped properties. Southern Oil Southern Oil primarily operates oil and natural gas properties offshore in Louisiana state waters. Earnings for Southern Oil are summarized below. 2025 2024 2023 Oil and gas revenue .......................................................................................... $ 13,213 $ 14,355 $ 17,495 Oil and gas production costs .......................................................................... 3,709 7,119 7,760 Depreciation, depletion, and accretion ........................................................... 5,663 4,900 3,980 General and administrative expenses ............................................................. 2,079 2,417 2,399 Total cost and expenses .................................................................................... 11,451 14,436 14,139 Earnings (loss) before income taxes ................................................................. 1,762 (81) 3,356 Income tax expense (benefit) ........................................................................... 156 (47) 744 Contribution to net earnings ............................................................................. $ 1,606 $ (34) $ 2,612 Southern Oil’s revenue decreased $1,142, or 8.0% during 2025 compared to 2024. Southern Oil repaired several nonperforming wells throughout 2024, which increased production during 2025. However, the lower sales prices of crude oil during 2025 compared to 2024 resulted in a $1,909 decrease in revenue. Management’s Discussion and Analysis (continued) Abraxas Petroleum Abraxas Petroleum operates oil and natural gas properties in the Permian Basin. Earnings for Abraxas Petroleum are summarized below. 37

3736 2025 2024 2023 Interest, dividends, and other investment income: First Guard ................................................................................................... $ 1,630 $ 1,976 $ 1,873 Southern Pioneer .......................................................................................... 1,675 1,895 1,201 Biglari Reinsurance ...................................................................................... 34 57 — Pre-tax investment income ............................................................................ 3,339 3,928 3,074 Income tax expense ........................................................................................ 701 825 646 Net investment income ................................................................................... $ 2,638 $ 3,103 $ 2,428 We consider investment income as a component of our aggregate insurance operating results. However, we consider investment gains and losses, whether realized or unrealized, as non-operating. Oil and Gas A summary of revenue and earnings of oil and gas operations follows. 2025 2024 2023 Oil and gas revenue .......................................................................................... $ 30,211 $ 36,945 $ 45,071 Oil and gas production costs .......................................................................... 12,548 16,636 17,365 Depreciation, depletion, and accretion ........................................................... 11,674 11,102 10,339 General and administrative expenses ............................................................. 4,968 6,135 5,164 Total cost and expenses .................................................................................... 29,190 33,873 32,868 Gain on sale of properties ................................................................................. 11,877 16,700 13,563 Earnings before income taxes ........................................................................... 12,898 19,772 25,766 Income tax expense .......................................................................................... 1,990 4,314 360 Contribution to net earnings ............................................................................. $ 10,908 $ 15,458 $ 25,406 Our oil and gas business is highly dependent on oil and natural gas prices. We did not record any impairments to our oil and gas assets during 2025, 2024, or 2023. However, we may be required to record impairments of our oil and gas properties resulting from prolonged declines in oil and gas prices. It is expected that the prices of oil and gas commodities will remain volatile, which will be reflected in our financial results. Management’s Discussion and Analysis (continued) Insurance – Investment Income A summary of net investment income attributable to our insurance operations follows. 36 2025 2024 2023 Oil and gas revenue .......................................................................................... $ 16,998 $ 22,590 $ 27,576 Oil and gas production costs .......................................................................... 8,839 9,517 9,605 Depreciation, depletion, and accretion ........................................................... 6,011 6,202 6,359 General and administrative expenses ............................................................. 2,889 3,718 2,765 Total cost and expenses .................................................................................... 17,739 19,437 18,729 Gain on sale of properties ................................................................................. 11,877 16,700 13,563 Earnings before income taxes ........................................................................... 11,136 19,853 22,410 Income tax expense (benefit) ........................................................................... 1,834 4,361 (384) Contribution to net earnings ............................................................................. $ 9,302 $ 15,492 $ 22,794 Abraxas Petroleum’s revenue decreased $5,592, or 24.8% during 2025 compared to 2024. The revenue decline was primarily due to lower crude oil prices. During 2025, Abraxas Petroleum recorded a gain of $11,877 as a result of selling undeveloped reserves to an unaffiliated party whose aim is to conduct development activities; however, Abraxas Petroleum will not be required to fund any exploration expenditures on its undeveloped properties. During 2024 and 2023, Abraxas Petroleum entered into similar royalty-based arrangements on its undeveloped properties. Southern Oil Southern Oil primarily operates oil and natural gas properties offshore in Louisiana state waters. Earnings for Southern Oil are summarized below. 2025 2024 2023 Oil and gas revenue .......................................................................................... $ 13,213 $ 14,355 $ 17,495 Oil and gas production costs .......................................................................... 3,709 7,119 7,760 Depreciation, depletion, and accretion ........................................................... 5,663 4,900 3,980 General and administrative expenses ............................................................. 2,079 2,417 2,399 Total cost and expenses .................................................................................... 11,451 14,436 14,139 Earnings (loss) before income taxes ................................................................. 1,762 (81) 3,356 Income tax expense (benefit) ........................................................................... 156 (47) 744 Contribution to net earnings ............................................................................. $ 1,606 $ (34) $ 2,612 Southern Oil’s revenue decreased $1,142, or 8.0% during 2025 compared to 2024. Southern Oil repaired several nonperforming wells throughout 2024, which increased production during 2025. However, the lower sales prices of crude oil during 2025 compared to 2024 resulted in a $1,909 decrease in revenue. Management’s Discussion and Analysis (continued) Abraxas Petroleum Abraxas Petroleum operates oil and natural gas properties in the Permian Basin. Earnings for Abraxas Petroleum are summarized below. 37

38 39 2025 2024 2023 Licensing and media revenue .......................................................................... $ 7,717 $ 1,029 $ 2,118 Licensing and media cost ................................................................................ 9,040 2,036 1,840 General and administrative expenses .............................................................. 598 173 267 Earnings (loss) before income taxes ................................................................ (1,921) (1,180) 11 Income tax expense (benefit) ........................................................................... (479) (296) 3 Contribution to net earnings ............................................................................ $ (1,442) $ (884) $ 8 Maxim’s revenue increased during 2025 as compared to 2024 due to a new venture in the digital contest business, which increased the loss for the year. Investment Gains and Investment Partnership Gains Investment gains net of tax were $355 in 2025 as compared to $239 in 2024. Dividends and interest earned on investments are reported as investment income by our insurance companies. We consider investment income as a component of our aggregate insurance operating results. However, we consider investment gains and losses, whether realized or unrealized, as non- operating. Earnings from our investments in partnerships are summarized below. 2025 2024 2023 Investment partnership gains (losses) .............................................................. $ (67,001) $ (41,058) $ 19,440 Tax expense (benefit) ...................................................................................... (15,005) (12,939) 4,794 Contribution to net earnings ............................................................................ $ (51,996) $ (28,119) $ 14,646 Investment partnership gains include gains/losses from changes in the market values of underlying investments and dividends earned by the partnerships. Dividend income has a lower effective tax rate than income from capital gains. These gains and losses have caused and will continue to cause significant volatility in our periodic earnings. The investment partnerships hold the Company’s common stock as investments. The Company’s pro-rata share of its common stock held by the investment partnerships is recorded as treasury stock even though these shares are legally outstanding. Gains and losses on Company common stock included in the earnings of the partnerships are eliminated in the Company’s consolidated financial results. Investment gains in 2025 and 2024 were mainly derived from our investments in equity securities and included unrealized gains and losses from market price changes during the period. We believe that investment gains/losses are generally meaningless for analytical purposes in understanding our reported quarterly or annual results. Interest Expense The Company’s interest expense is summarized below. 2025 2024 2023 Interest expense on notes payable and other borrowings ................................ $ (8,221) $ (771) $ (681) Tax benefit ....................................................................................................... (2,055) (182) (150) Interest expense net of tax ............................................................................... $ (6,166) $ (589) $ (531) Management’s Discussion and Analysis (continued) Brand Licensing Maxim’s business lies principally in licensing and media. Earnings of operations are summarized below. 38 December 31, 2025 2024 Cash and cash equivalents ........................................................................................................... $ 268,782 $ 30,709 Investments ................................................................................................................................. 69,050 102,975 Fair value of interest in investment partnerships ........................................................................ 772,585 656,266 Total cash and investments ......................................................................................................... 1,110,417 789,950 Less: portion of Company stock held by investment partnerships ............................................. (618,310) (454,539) Carrying value of cash and investments on balance sheet .......................................................... $ 492,107 $ 335,411 Unrealized gains/losses of Biglari Holdings’ stock held by the investment partnerships are eliminated in the Company’s consolidated financial results. Liquidity Our balance sheet continues to maintain significant liquidity. Consolidated cash flow activities are summarized below. 2025 2024 2023 Net cash provided by operating activities ....................................................... $ 106,959 $ 49,660 $ 73,002 Net cash used in investing activities ................................................................ (65,470) (87,388) (66,080) Net cash provided by (used in) financing activities ........................................ 196,533 39,484 (16,132) Effect of exchange rate changes on cash ......................................................... 39 22 59 Increase (decrease) in cash, cash equivalents, and restricted cash .................. $ 238,061 $ 1,778 $ (9,151) Cash provided by operating activities increased during 2025 by $57,299 as compared to 2024. The change was primarily attributable to $56,000 of distributions from the investment partnerships during 2025. Cash used in investing activities decreased during 2025 by $21,918 as compared to 2024 primarily due to an increase of $33,411 in sales of investments and redemptions of fixed maturity securities. Management’s Discussion and Analysis (continued) The increase in interest expense is due to interest on Steak n Shake’s note payable obtained on September 30, 2025. The outstanding balance on Steak n Shake’s note payable was $223,875 on December 31, 2025. The interest rate was 8.8% on December 31, 2025. The outstanding balance on Biglari Holdings’ lines of credit was $27,250 on December 31, 2025, compared to $45,000 on December 31, 2024. The interest rate was 6.7% on December 31, 2025. Income Taxes The consolidated income tax benefit was $10,203 in 2025 versus $4,395 in 2024. The variance in income taxes between 2025 and 2024 is attributable to taxes on income generated by the investment partnerships. Excluding investment partnership activities, pre-tax income was $19,310 and $32,904 and tax expense was $4,802 and $8,544 during 2025 and 2024, respectively. The effective tax rate for the Company (excluding investment partnership activities) was 24.9% during 2025 compared to 26.0% during 2024. Corporate and Other Corporate expenses exclude the activities of the restaurant, insurance, brand licensing, and oil and gas businesses. Net losses for Corporate and other were $16,000 during 2025 and $12,503 during 2024. The increase in net losses was primarily due to an increase in professional fees. Financial Condition Our consolidated shareholders’ equity on December 31, 2025, was $523,429, a decrease of $49,532 as compared to the December 31, 2024, balance. The decrease in shareholders’ equity was primarily due to a net loss of $37,488 and a change in treasury stock of $13,566. Consolidated cash and investments are summarized below. 39

3938 2025 2024 2023 Licensing and media revenue .......................................................................... $ 7,717 $ 1,029 $ 2,118 Licensing and media cost ................................................................................ 9,040 2,036 1,840 General and administrative expenses .............................................................. 598 173 267 Earnings (loss) before income taxes ................................................................ (1,921) (1,180) 11 Income tax expense (benefit) ........................................................................... (479) (296) 3 Contribution to net earnings ............................................................................ $ (1,442) $ (884) $ 8 Maxim’s revenue increased during 2025 as compared to 2024 due to a new venture in the digital contest business, which increased the loss for the year. Investment Gains and Investment Partnership Gains Investment gains net of tax were $355 in 2025 as compared to $239 in 2024. Dividends and interest earned on investments are reported as investment income by our insurance companies. We consider investment income as a component of our aggregate insurance operating results. However, we consider investment gains and losses, whether realized or unrealized, as non- operating. Earnings from our investments in partnerships are summarized below. 2025 2024 2023 Investment partnership gains (losses) .............................................................. $ (67,001) $ (41,058) $ 19,440 Tax expense (benefit) ...................................................................................... (15,005) (12,939) 4,794 Contribution to net earnings ............................................................................ $ (51,996) $ (28,119) $ 14,646 Investment partnership gains include gains/losses from changes in the market values of underlying investments and dividends earned by the partnerships. Dividend income has a lower effective tax rate than income from capital gains. These gains and losses have caused and will continue to cause significant volatility in our periodic earnings. The investment partnerships hold the Company’s common stock as investments. The Company’s pro-rata share of its common stock held by the investment partnerships is recorded as treasury stock even though these shares are legally outstanding. Gains and losses on Company common stock included in the earnings of the partnerships are eliminated in the Company’s consolidated financial results. Investment gains in 2025 and 2024 were mainly derived from our investments in equity securities and included unrealized gains and losses from market price changes during the period. We believe that investment gains/losses are generally meaningless for analytical purposes in understanding our reported quarterly or annual results. Interest Expense The Company’s interest expense is summarized below. 2025 2024 2023 Interest expense on notes payable and other borrowings ................................ $ (8,221) $ (771) $ (681) Tax benefit ....................................................................................................... (2,055) (182) (150) Interest expense net of tax ............................................................................... $ (6,166) $ (589) $ (531) Management’s Discussion and Analysis (continued) Brand Licensing Maxim’s business lies principally in licensing and media. Earnings of operations are summarized below. 38 December 31, 2025 2024 Cash and cash equivalents ........................................................................................................... $ 268,782 $ 30,709 Investments ................................................................................................................................. 69,050 102,975 Fair value of interest in investment partnerships ........................................................................ 772,585 656,266 Total cash and investments ......................................................................................................... 1,110,417 789,950 Less: portion of Company stock held by investment partnerships ............................................. (618,310) (454,539) Carrying value of cash and investments on balance sheet .......................................................... $ 492,107 $ 335,411 Unrealized gains/losses of Biglari Holdings’ stock held by the investment partnerships are eliminated in the Company’s consolidated financial results. Liquidity Our balance sheet continues to maintain significant liquidity. Consolidated cash flow activities are summarized below. 2025 2024 2023 Net cash provided by operating activities ....................................................... $ 106,959 $ 49,660 $ 73,002 Net cash used in investing activities ................................................................ (65,470) (87,388) (66,080) Net cash provided by (used in) financing activities ........................................ 196,533 39,484 (16,132) Effect of exchange rate changes on cash ......................................................... 39 22 59 Increase (decrease) in cash, cash equivalents, and restricted cash .................. $ 238,061 $ 1,778 $ (9,151) Cash provided by operating activities increased during 2025 by $57,299 as compared to 2024. The change was primarily attributable to $56,000 of distributions from the investment partnerships during 2025. Cash used in investing activities decreased during 2025 by $21,918 as compared to 2024 primarily due to an increase of $33,411 in sales of investments and redemptions of fixed maturity securities. Management’s Discussion and Analysis (continued) The increase in interest expense is due to interest on Steak n Shake’s note payable obtained on September 30, 2025. The outstanding balance on Steak n Shake’s note payable was $223,875 on December 31, 2025. The interest rate was 8.8% on December 31, 2025. The outstanding balance on Biglari Holdings’ lines of credit was $27,250 on December 31, 2025, compared to $45,000 on December 31, 2024. The interest rate was 6.7% on December 31, 2025. Income Taxes The consolidated income tax benefit was $10,203 in 2025 versus $4,395 in 2024. The variance in income taxes between 2025 and 2024 is attributable to taxes on income generated by the investment partnerships. Excluding investment partnership activities, pre-tax income was $19,310 and $32,904 and tax expense was $4,802 and $8,544 during 2025 and 2024, respectively. The effective tax rate for the Company (excluding investment partnership activities) was 24.9% during 2025 compared to 26.0% during 2024. Corporate and Other Corporate expenses exclude the activities of the restaurant, insurance, brand licensing, and oil and gas businesses. Net losses for Corporate and other were $16,000 during 2025 and $12,503 during 2024. The increase in net losses was primarily due to an increase in professional fees. Financial Condition Our consolidated shareholders’ equity on December 31, 2025, was $523,429, a decrease of $49,532 as compared to the December 31, 2024, balance. The decrease in shareholders’ equity was primarily due to a net loss of $37,488 and a change in treasury stock of $13,566. Consolidated cash and investments are summarized below. 39

40 41 Management’s Discussion and Analysis (continued) Cash provided by financing activities increased during 2025 by $157,049 as compared to 2024 primarily due to Steak n Shake’s note payable of $225,000 on September 30, 2025. During 2025, the Company had net payments on its revolving lines of credit of $17,750 compared to net borrowings of $45,000 during 2024. We intend to meet the working capital needs of our operating subsidiaries, principally through cash flows generated from operations and cash on hand. We continually review available financing alternatives. Biglari Holdings’ Line of Credit Biglari Holdings’ line of credit is $35,000 and matures on September 13, 2026. The line of credit includes customary covenants as well as financial maintenance covenants. As of December 31, 2025, we were in compliance with all covenants. The balance on the line of credit was $27,250 and $35,000 on December 31, 2025 and 2024, respectively. Our interest rate was 6.7% and 7.1% on December 31, 2025 and 2024, respectively. On November 8, 2024, Biglari Holdings entered into a line of credit in an aggregate principal amount of up to $75,000. The line of credit was terminated on September 29, 2025. Steak n Shake Note Payable On September 30, 2025, Steak n Shake obtained a loan of $225,000. The term of the loan is five years, with an interest rate fixed at 8.8% per annum, and the loan will be amortized at a rate of 3.0% per annum. The loan includes customary covenants as well as financial maintenance covenants and customary events of default. As of December 31, 2025, we were in compliance with all covenants. The debt is an obligation of Steak n Shake and the proceeds from the loan were distributed to Biglari Holdings. All of the debt is secured by real estate owned by Steak n Shake. Western Sizzlin Revolver Western Sizzlin’s available line of credit is $500. As of December 31, 2025 and 2024, Western Sizzlin had no debt outstanding under its revolver. Critical Accounting Policies Certain accounting policies require us to make estimates and judgments in determining the amounts reflected in the consolidated financial statements. Such estimates and judgments necessarily involve varying, and possibly significant, degrees of uncertainty. Accordingly, certain amounts currently recorded in the financial statements will likely be adjusted in the future based on new available information and changes in other facts and circumstances. A discussion of our principal accounting policies that required the application of significant judgments as of December 31, 2025, follows. Impairment of Restaurant Long-lived Assets We review company-operated restaurants for impairment on a restaurant-by-restaurant basis when events or circumstances indicate a possible impairment. Assets included in the impairment assessment generally consist of property, equipment, and leasehold improvements directly associated with an individual restaurant as well as any related finance or operating lease assets. We test for impairment by comparing the carrying value of the asset to the undiscounted future cash flows expected to be generated by the asset. If the total estimated future cash flows are less than the carrying amount of the asset, the carrying value is written down to the estimated fair value, and a loss is recognized in earnings. Determining the future cash flows expected to be generated by an asset requires significant judgment regarding future performance of the asset, fair market value if the asset were to be sold, and other financial and economic assumptions. Oil and Natural Gas Reserves Crude oil and natural gas reserves are estimates of future production that impact certain asset and expense accounts. Proved reserves are the estimated quantities of oil and gas that geoscience and engineering data demonstrate with reasonable certainty to be economically producible in the future under existing economic conditions, operating methods, and government regulations. Proved reserves include both developed and undeveloped volumes. Proved developed reserves represent volumes expected to be recovered through existing wells with existing equipment and operating methods. Proved undeveloped reserves are volumes expected to be recovered from new wells on undrilled proved acreage, or from existing wells where expenditure is required for recompletion. We estimate our proved oil and natural gas reserves in accordance with the guidelines established by the SEC. Due to the inherent uncertainties and the limited nature of reservoir data, estimates of reserves are subject to change as additional information becomes available. 40 Management’s Discussion and Analysis (continued) Income Taxes We record deferred tax assets or liabilities, which are based on differences between financial reporting and the tax basis of assets and liabilities and are measured using the currently enacted rates and laws that will be in effect when the differences are expected to reverse. We record deferred tax assets to the extent we believe there will be sufficient future taxable income to utilize those assets prior to their expiration. To the extent deferred tax assets are unable to be utilized, we would record a valuation allowance against the unrealizable amount and record that amount as a charge against earnings. Due to changing tax laws and state income tax rates, significant judgment is required to estimate the effective tax rate applicable to tax differences arising from reversal in the future. We must also make estimates about the sufficiency of taxable income in future periods to offset any deductions related to deferred tax assets currently recorded. Goodwill and Other Intangible Assets We evaluate goodwill and any indefinite-lived intangible assets for impairment annually, or more frequently if circumstances indicate impairment may have occurred. Goodwill impairment occurs when the estimated fair value of goodwill is less than its carrying value. The valuation methodology and underlying financial information included in our determination of fair value require significant managerial judgment. Based on a review of the qualitative factors, if we determine it is not more likely than not that the fair value is less than the carrying value, we may bypass the quantitative impairment test. We may also elect not to perform the qualitative assessment for the reporting unit or intangible assets and perform a quantitative impairment test instead. Recently Issued Accounting Pronouncements For detailed information regarding recently issued accounting pronouncements and the expected impact on our consolidated financial statements, see Note 1 “Summary of Significant Accounting Policies” in the accompanying notes to consolidated financial statements included in Part II, Item 8 of this report on Form 10-K. Cautionary Note Regarding Forward-Looking Statements This report includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In general, forward-looking statements include estimates of future revenues, cash flows, capital expenditures, or other financial items, and assumptions underlying any of the foregoing. Forward-looking statements reflect management’s current expectations regarding future events and use words such as “anticipate,” “believe,” “expect,” “may,” and other similar terminology. A forward-looking statement is neither a prediction nor a guarantee of future events or circumstances, and those future events or circumstances may not occur. Investors should not place undue reliance on the forward-looking statements, which speak only as of the date of this report. These forward-looking statements are all based on currently available operating, financial, and competitive information and are subject to various risks and uncertainties. Our actual future results and trends may differ materially depending on a variety of factors, many beyond our control, including, but not limited to, the risks and uncertainties described in Item 1A, Risk Factors, set forth above. We undertake no obligation to publicly update or revise them, except as may be required by law. Item 7A. Quantitative and Qualitative Disclosures About Market Risk Not applicable. 41

4140 Management’s Discussion and Analysis (continued) Cash provided by financing activities increased during 2025 by $157,049 as compared to 2024 primarily due to Steak n Shake’s note payable of $225,000 on September 30, 2025. During 2025, the Company had net payments on its revolving lines of credit of $17,750 compared to net borrowings of $45,000 during 2024. We intend to meet the working capital needs of our operating subsidiaries, principally through cash flows generated from operations and cash on hand. We continually review available financing alternatives. Biglari Holdings’ Line of Credit Biglari Holdings’ line of credit is $35,000 and matures on September 13, 2026. The line of credit includes customary covenants as well as financial maintenance covenants. As of December 31, 2025, we were in compliance with all covenants. The balance on the line of credit was $27,250 and $35,000 on December 31, 2025 and 2024, respectively. Our interest rate was 6.7% and 7.1% on December 31, 2025 and 2024, respectively. On November 8, 2024, Biglari Holdings entered into a line of credit in an aggregate principal amount of up to $75,000. The line of credit was terminated on September 29, 2025. Steak n Shake Note Payable On September 30, 2025, Steak n Shake obtained a loan of $225,000. The term of the loan is five years, with an interest rate fixed at 8.8% per annum, and the loan will be amortized at a rate of 3.0% per annum. The loan includes customary covenants as well as financial maintenance covenants and customary events of default. As of December 31, 2025, we were in compliance with all covenants. The debt is an obligation of Steak n Shake and the proceeds from the loan were distributed to Biglari Holdings. All of the debt is secured by real estate owned by Steak n Shake. Western Sizzlin Revolver Western Sizzlin’s available line of credit is $500. As of December 31, 2025 and 2024, Western Sizzlin had no debt outstanding under its revolver. Critical Accounting Policies Certain accounting policies require us to make estimates and judgments in determining the amounts reflected in the consolidated financial statements. Such estimates and judgments necessarily involve varying, and possibly significant, degrees of uncertainty. Accordingly, certain amounts currently recorded in the financial statements will likely be adjusted in the future based on new available information and changes in other facts and circumstances. A discussion of our principal accounting policies that required the application of significant judgments as of December 31, 2025, follows. Impairment of Restaurant Long-lived Assets We review company-operated restaurants for impairment on a restaurant-by-restaurant basis when events or circumstances indicate a possible impairment. Assets included in the impairment assessment generally consist of property, equipment, and leasehold improvements directly associated with an individual restaurant as well as any related finance or operating lease assets. We test for impairment by comparing the carrying value of the asset to the undiscounted future cash flows expected to be generated by the asset. If the total estimated future cash flows are less than the carrying amount of the asset, the carrying value is written down to the estimated fair value, and a loss is recognized in earnings. Determining the future cash flows expected to be generated by an asset requires significant judgment regarding future performance of the asset, fair market value if the asset were to be sold, and other financial and economic assumptions. Oil and Natural Gas Reserves Crude oil and natural gas reserves are estimates of future production that impact certain asset and expense accounts. Proved reserves are the estimated quantities of oil and gas that geoscience and engineering data demonstrate with reasonable certainty to be economically producible in the future under existing economic conditions, operating methods, and government regulations. Proved reserves include both developed and undeveloped volumes. Proved developed reserves represent volumes expected to be recovered through existing wells with existing equipment and operating methods. Proved undeveloped reserves are volumes expected to be recovered from new wells on undrilled proved acreage, or from existing wells where expenditure is required for recompletion. We estimate our proved oil and natural gas reserves in accordance with the guidelines established by the SEC. Due to the inherent uncertainties and the limited nature of reservoir data, estimates of reserves are subject to change as additional information becomes available. 40 Management’s Discussion and Analysis (continued) Income Taxes We record deferred tax assets or liabilities, which are based on differences between financial reporting and the tax basis of assets and liabilities and are measured using the currently enacted rates and laws that will be in effect when the differences are expected to reverse. We record deferred tax assets to the extent we believe there will be sufficient future taxable income to utilize those assets prior to their expiration. To the extent deferred tax assets are unable to be utilized, we would record a valuation allowance against the unrealizable amount and record that amount as a charge against earnings. Due to changing tax laws and state income tax rates, significant judgment is required to estimate the effective tax rate applicable to tax differences arising from reversal in the future. We must also make estimates about the sufficiency of taxable income in future periods to offset any deductions related to deferred tax assets currently recorded. Goodwill and Other Intangible Assets We evaluate goodwill and any indefinite-lived intangible assets for impairment annually, or more frequently if circumstances indicate impairment may have occurred. Goodwill impairment occurs when the estimated fair value of goodwill is less than its carrying value. The valuation methodology and underlying financial information included in our determination of fair value require significant managerial judgment. Based on a review of the qualitative factors, if we determine it is not more likely than not that the fair value is less than the carrying value, we may bypass the quantitative impairment test. We may also elect not to perform the qualitative assessment for the reporting unit or intangible assets and perform a quantitative impairment test instead. Recently Issued Accounting Pronouncements For detailed information regarding recently issued accounting pronouncements and the expected impact on our consolidated financial statements, see Note 1 “Summary of Significant Accounting Policies” in the accompanying notes to consolidated financial statements included in Part II, Item 8 of this report on Form 10-K. Cautionary Note Regarding Forward-Looking Statements This report includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In general, forward-looking statements include estimates of future revenues, cash flows, capital expenditures, or other financial items, and assumptions underlying any of the foregoing. Forward-looking statements reflect management’s current expectations regarding future events and use words such as “anticipate,” “believe,” “expect,” “may,” and other similar terminology. A forward-looking statement is neither a prediction nor a guarantee of future events or circumstances, and those future events or circumstances may not occur. Investors should not place undue reliance on the forward-looking statements, which speak only as of the date of this report. These forward-looking statements are all based on currently available operating, financial, and competitive information and are subject to various risks and uncertainties. Our actual future results and trends may differ materially depending on a variety of factors, many beyond our control, including, but not limited to, the risks and uncertainties described in Item 1A, Risk Factors, set forth above. We undertake no obligation to publicly update or revise them, except as may be required by law. Item 7A. Quantitative and Qualitative Disclosures About Market Risk Not applicable. 41

42 43 Item 8. Financial Statements and Supplementary Data REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM To the shareholders and the Board of Directors of Biglari Holdings Inc. Opinion on the Financial Statements We have audited the accompanying consolidated balance sheets of Biglari Holdings Inc. and subsidiaries (the “Company” as of December 31, 2025 and 2024, the related consolidated statements of earnings, comprehensive income, changes in shareholders equity, and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America. We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States (PCAOB, the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2026, expressed an adverse opinion on the Company’s internal control over financial reporting because of a material weakness. Basis for Opinion These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion. Emphasis of a Matter As discussed in Note 3 and Note 13 to the consolidated financial statements, the Company and its subsidiaries have invested in investment partnerships in the form of limited partnership interests. These investment partnerships represent related parties, and such investments are subject to a rolling five-year lock-up period under the terms of the respective partnership agreements for the investment partnerships. The value of these investments reported in the Company’s consolidated balance sheets as of December 31, 2025 and 2024 totals $154,275,000 and $201,727,000, respectively. Our opinion is not modified with respect to this matter. Critical Audit Matter The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1 relates to accounts or disclosures that are material to the financial statements and (2 involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates. 42 • We evaluated the recoverability test analysis, including the estimation of oil and gas properties’ reserves quantities, by: ◦ Testing the effectiveness of controls related to the Company's recoverability test analysis, its estimation of oil and gas properties’ reserve quantities, and prices. ◦ Assessing the reasonableness of the Company's recoverability test analysis, including its estimation of oil and gas properties’ reserve quantities, and prices. • With the assistance of our fair value specialists, we assessed the key assumptions and estimates, including oil and gas prices and risk factors, by: ◦ Understanding the methodology used by management for development of the oil and gas prices and comparing estimated prices to an independently determined range of prices, including published forward pricing indices and third-party industry sources. ◦ Evaluating the risk factors applied to the cash flows for probable and possible oil and gas reserves by comparing them to industry surveys. • We evaluated the experience, qualifications, and objectivity of management's specialist, an independent reservoir engineering firm, including the methodologies and calculation procedures used to estimate oil and gas reserves and performing analytical procedures on the reserve quantities. /s/ DELOITTE & TOUCHE LLP Austin, Texas February 28, 2026 We have served as the Company’s auditor since 2003. Oil and Gas properties - Determination of Impairment Indicators and Recoverability Test - Refer to Notes 1 and 5 to the financial statements Critical Audit Matter Description The successful efforts method is used for crude oil and natural gas exploration and production activities. All costs for development wells, related plant and equipment, proved mineral interests in crude oil and natural gas properties, and related asset retirement obligation assets are capitalized. Management tests property, plant and equipment, including oil and gas properties, for impairment whenever there are indicators that the carrying amount of property, plant and equipment might not be recoverable. If there is an indication that the carrying amount of the Company’s oil and gas properties may not be recoverable, management compares the estimated undiscounted future cash flows from oil and gas properties to the carrying values of those properties. Oil and gas properties that have carrying amounts in excess of estimated undiscounted cash flows are written down to fair value. We have identified elements of the Company’s recoverability test for oil and gas properties as a critical audit matter due to the significant judgments management makes when determining future cash flows. Auditing management’s judgments related to these matters involved especially challenging auditor judgment due to the nature and extent of audit effort required, including the need to involve our fair value specialists. How the Critical Audit Matter Was Addressed in the Audit Our audit procedures related to management’s significant judgments and assumptions related to the determination of impairment indicators and elements of the Company’s recoverability analysis for oil and gas properties included the following, among others: 43

4342 Item 8. Financial Statements and Supplementary Data REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM To the shareholders and the Board of Directors of Biglari Holdings Inc. Opinion on the Financial Statements We have audited the accompanying consolidated balance sheets of Biglari Holdings Inc. and subsidiaries (the “Company” as of December 31, 2025 and 2024, the related consolidated statements of earnings, comprehensive income, changes in shareholders equity, and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America. We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States (PCAOB, the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2026, expressed an adverse opinion on the Company’s internal control over financial reporting because of a material weakness. Basis for Opinion These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion. Emphasis of a Matter As discussed in Note 3 and Note 13 to the consolidated financial statements, the Company and its subsidiaries have invested in investment partnerships in the form of limited partnership interests. These investment partnerships represent related parties, and such investments are subject to a rolling five-year lock-up period under the terms of the respective partnership agreements for the investment partnerships. The value of these investments reported in the Company’s consolidated balance sheets as of December 31, 2025 and 2024 totals $154,275,000 and $201,727,000, respectively. Our opinion is not modified with respect to this matter. Critical Audit Matter The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1 relates to accounts or disclosures that are material to the financial statements and (2 involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates. 42 • We evaluated the recoverability test analysis, including the estimation of oil and gas properties’ reserves quantities, by: ◦ Testing the effectiveness of controls related to the Company's recoverability test analysis, its estimation of oil and gas properties’ reserve quantities, and prices. ◦ Assessing the reasonableness of the Company's recoverability test analysis, including its estimation of oil and gas properties’ reserve quantities, and prices. • With the assistance of our fair value specialists, we assessed the key assumptions and estimates, including oil and gas prices and risk factors, by: ◦ Understanding the methodology used by management for development of the oil and gas prices and comparing estimated prices to an independently determined range of prices, including published forward pricing indices and third-party industry sources. ◦ Evaluating the risk factors applied to the cash flows for probable and possible oil and gas reserves by comparing them to industry surveys. • We evaluated the experience, qualifications, and objectivity of management's specialist, an independent reservoir engineering firm, including the methodologies and calculation procedures used to estimate oil and gas reserves and performing analytical procedures on the reserve quantities. /s/ DELOITTE & TOUCHE LLP Austin, Texas February 28, 2026 We have served as the Company’s auditor since 2003. Oil and Gas properties - Determination of Impairment Indicators and Recoverability Test - Refer to Notes 1 and 5 to the financial statements Critical Audit Matter Description The successful efforts method is used for crude oil and natural gas exploration and production activities. All costs for development wells, related plant and equipment, proved mineral interests in crude oil and natural gas properties, and related asset retirement obligation assets are capitalized. Management tests property, plant and equipment, including oil and gas properties, for impairment whenever there are indicators that the carrying amount of property, plant and equipment might not be recoverable. If there is an indication that the carrying amount of the Company’s oil and gas properties may not be recoverable, management compares the estimated undiscounted future cash flows from oil and gas properties to the carrying values of those properties. Oil and gas properties that have carrying amounts in excess of estimated undiscounted cash flows are written down to fair value. We have identified elements of the Company’s recoverability test for oil and gas properties as a critical audit matter due to the significant judgments management makes when determining future cash flows. Auditing management’s judgments related to these matters involved especially challenging auditor judgment due to the nature and extent of audit effort required, including the need to involve our fair value specialists. How the Critical Audit Matter Was Addressed in the Audit Our audit procedures related to management’s significant judgments and assumptions related to the determination of impairment indicators and elements of the Company’s recoverability analysis for oil and gas properties included the following, among others: 43

44 45 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM To the shareholders and the Board of Directors of Biglari Holdings Inc. Opinion on Internal Control over Financial Reporting We have audited the internal control over financial reporting of Biglari Holdings Inc. and subsidiaries (the “Company” as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO. In our opinion, because of the effect of the material weakness identified below on the achievement of objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013 issued by COSO. We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States (PCAOB, the consolidated financial statements as of and for the year ended December 31, 2025, of the Company and our report dated February 28, 2026, expressed an unqualified opinion on those financial statements and included an emphasis of matter paragraph relating to the Company’s investment in related party investment partnerships. Basis for Opinion The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management’s report. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion. Definition and Limitations of Internal Control over Financial Reporting A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1 pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2 provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3 provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. 44 Material Weakness A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment: The Company lacks effectively designed and implemented controls related to the review and approval of insurance losses due to insufficient segregation of duties within the related process. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as of and for the fiscal year ended December 31, 2025, of the Company, and this report does not affect our report on such financial statements. /s/ DELOITTE & TOUCHE LLP Austin, Texas February 28, 2026 45

4544 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM To the shareholders and the Board of Directors of Biglari Holdings Inc. Opinion on Internal Control over Financial Reporting We have audited the internal control over financial reporting of Biglari Holdings Inc. and subsidiaries (the “Company” as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO. In our opinion, because of the effect of the material weakness identified below on the achievement of objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013 issued by COSO. We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States (PCAOB, the consolidated financial statements as of and for the year ended December 31, 2025, of the Company and our report dated February 28, 2026, expressed an unqualified opinion on those financial statements and included an emphasis of matter paragraph relating to the Company’s investment in related party investment partnerships. Basis for Opinion The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management’s report. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion. Definition and Limitations of Internal Control over Financial Reporting A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1 pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2 provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3 provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. 44 Material Weakness A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment: The Company lacks effectively designed and implemented controls related to the review and approval of insurance losses due to insufficient segregation of duties within the related process. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as of and for the fiscal year ended December 31, 2025, of the Company, and this report does not affect our report on such financial statements. /s/ DELOITTE & TOUCHE LLP Austin, Texas February 28, 2026 45

46 47 BIGLARI HOLDINGS INC. CONSOLIDATED BALANCE SHEETS (dollars in thousands) December 31, 2025 2024 Assets Current assets: Cash and cash equivalents ........................................................................................................ $ 268,782 $ 30,709 Investments ............................................................................................................................... 69,050 102,975 Receivables ............................................................................................................................... 23,283 25,184 Inventories ................................................................................................................................ 3,769 4,031 Other current assets .................................................................................................................. 13,642 7,716 Total current assets ...................................................................................................................... 378,526 170,615 Property and equipment .............................................................................................................. 366,607 376,155 Operating lease assets ................................................................................................................. 40,052 34,011 Goodwill ..................................................................................................................................... 52,568 52,496 Other intangible assets ................................................................................................................ 23,674 22,820 Investment partnerships .............................................................................................................. 154,275 201,727 Other assets ................................................................................................................................. 9,681 8,309 Total assets ................................................................................................................................. $ 1,025,383 $ 866,133 Liabilities and shareholders’ equity Liabilities Current liabilities: Accounts payable and accrued expenses .................................................................................. $ 72,946 $ 63,381 Loss and loss adjustment expenses .......................................................................................... 18,220 17,250 Unearned premiums ................................................................................................................. 17,813 17,236 Current portion of lease obligations ......................................................................................... 13,946 14,449 Current portion of note payable and lines of credit .................................................................. 33,070 35,000 Total current liabilities ................................................................................................................ 155,995 147,316 Lease obligations ......................................................................................................................... 97,701 90,739 Note payable and lines of credit .................................................................................................. 213,920 10,000 Deferred taxes ............................................................................................................................. 18,029 29,393 Asset retirement obligations ........................................................................................................ 15,542 15,218 Other liabilities ............................................................................................................................ 767 506 Total liabilities ........................................................................................................................... 501,954 293,172 Shareholders’ equity Common stock ............................................................................................................................ 1,138 1,138 Additional paid-in capital ............................................................................................................ 385,594 385,594 Retained earnings ........................................................................................................................ 590,211 627,699 Accumulated other comprehensive loss ...................................................................................... (1,350) (2,872) Treasury stock, at cost ................................................................................................................. (452,164) (438,598) Biglari Holdings Inc. shareholders’ equity ............................................................................. 523,429 572,961 1,025,383 $ 866,133 Total liabilities and shareholders’ equity ................................................................................ See accompanying Notes to Consolidated Financial Statements. 46 $ BIGLARI HOLDINGS INC. CONSOLIDATED STATEMENTS OF EARNINGS (dollars in thousands except per-share amounts) Year Ended December 31, 2025 2024 2023 Revenues Restaurant operations .................................................................................... $ 280,870 $ 251,447 $ 250,857 Insurance premiums and other ...................................................................... 76,463 72,693 67,272 Oil and gas .................................................................................................... 30,211 36,945 45,071 Licensing and media ..................................................................................... 7,717 1,029 2,118 Total revenues ................................................................................................. 395,261 362,114 365,318 Costs and expenses Restaurant cost of sales ................................................................................. 161,321 143,449 137,986 Insurance losses and underwriting expenses ................................................ 62,937 61,371 52,771 Oil and gas production costs ......................................................................... 12,548 16,636 17,365 Licensing and media costs ............................................................................ 9,040 2,036 1,840 Selling, general and administrative ............................................................... 86,838 75,671 77,002 Gain on sale of oil and gas properties ........................................................... (11,877) (16,700) (13,563) Impairments .................................................................................................. 1,251 1,107 3,947 Depreciation, depletion, and amortization .................................................... 40,779 39,843 38,979 Interest expense on leases ............................................................................. 5,421 5,361 5,114 Interest expense on debt ................................................................................ 8,221 771 681 Total cost and expenses ................................................................................... 376,479 329,545 322,122 Other income Investment gains ........................................................................................... 528 335 2,211 Investment partnership gains (losses) ........................................................... (67,001) (41,058) 19,440 Total other income (expenses) ......................................................................... (66,473) (40,723) 21,651 Earnings (loss) before income taxes ............................................................. (47,691) (8,154) 64,847 Income tax expense (benefit) ........................................................................ (10,203) (4,395) 9,308 Net earnings (loss) ......................................................................................... (37,488) (3,759) 55,539 Earnings (loss) attributable to noncontrolling interest .............................. — — 591 Net earnings (loss) attributable to Biglari Holdings Inc. shareholders .... $ (37,488) $ (3,759) $ 54,948 Net earnings (loss) per equivalent Class A share * ....................................... $ (143.86) $ (13.45) $ 189.49 * Net earnings (loss) per equivalent Class B share outstanding are one-fifth of the equivalent Class A share or $(28.77) for 2025, $(2.69) for 2024, and $37.90 for 2023. CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (dollars in thousands) Year Ended December 31, 2025 2024 2023 Net earnings (loss) ......................................................................................... $ (37,488) $ (3,759) $ 55,539 Foreign currency translation ......................................................................... 1,522 (354) 272 Comprehensive income (loss) ......................................................................... (35,966) (4,113) 55,811 Comprehensive income attributable to noncontrolling interest ....................... — — 591 Total comprehensive income (loss) attributable to Biglari Holdings Inc. shareholders .................................................................. $ (35,966) $ (4,113) $ 55,220 See accompanying Notes to Consolidated Financial Statements. 47

4746 BIGLARI HOLDINGS INC. CONSOLIDATED BALANCE SHEETS (dollars in thousands) December 31, 2025 2024 Assets Current assets: Cash and cash equivalents ........................................................................................................ $ 268,782 $ 30,709 Investments ............................................................................................................................... 69,050 102,975 Receivables ............................................................................................................................... 23,283 25,184 Inventories ................................................................................................................................ 3,769 4,031 Other current assets .................................................................................................................. 13,642 7,716 Total current assets ...................................................................................................................... 378,526 170,615 Property and equipment .............................................................................................................. 366,607 376,155 Operating lease assets ................................................................................................................. 40,052 34,011 Goodwill ..................................................................................................................................... 52,568 52,496 Other intangible assets ................................................................................................................ 23,674 22,820 Investment partnerships .............................................................................................................. 154,275 201,727 Other assets ................................................................................................................................. 9,681 8,309 Total assets ................................................................................................................................. $ 1,025,383 $ 866,133 Liabilities and shareholders’ equity Liabilities Current liabilities: Accounts payable and accrued expenses .................................................................................. $ 72,946 $ 63,381 Loss and loss adjustment expenses .......................................................................................... 18,220 17,250 Unearned premiums ................................................................................................................. 17,813 17,236 Current portion of lease obligations ......................................................................................... 13,946 14,449 Current portion of note payable and lines of credit .................................................................. 33,070 35,000 Total current liabilities ................................................................................................................ 155,995 147,316 Lease obligations ......................................................................................................................... 97,701 90,739 Note payable and lines of credit .................................................................................................. 213,920 10,000 Deferred taxes ............................................................................................................................. 18,029 29,393 Asset retirement obligations ........................................................................................................ 15,542 15,218 Other liabilities ............................................................................................................................ 767 506 Total liabilities ........................................................................................................................... 501,954 293,172 Shareholders’ equity Common stock ............................................................................................................................ 1,138 1,138 Additional paid-in capital ............................................................................................................ 385,594 385,594 Retained earnings ........................................................................................................................ 590,211 627,699 Accumulated other comprehensive loss ...................................................................................... (1,350) (2,872) Treasury stock, at cost ................................................................................................................. (452,164) (438,598) Biglari Holdings Inc. shareholders’ equity ............................................................................. 523,429 572,961 1,025,383 $ 866,133 Total liabilities and shareholders’ equity ................................................................................ See accompanying Notes to Consolidated Financial Statements. 46 $ BIGLARI HOLDINGS INC. CONSOLIDATED STATEMENTS OF EARNINGS (dollars in thousands except per-share amounts) Year Ended December 31, 2025 2024 2023 Revenues Restaurant operations .................................................................................... $ 280,870 $ 251,447 $ 250,857 Insurance premiums and other ...................................................................... 76,463 72,693 67,272 Oil and gas .................................................................................................... 30,211 36,945 45,071 Licensing and media ..................................................................................... 7,717 1,029 2,118 Total revenues ................................................................................................. 395,261 362,114 365,318 Costs and expenses Restaurant cost of sales ................................................................................. 161,321 143,449 137,986 Insurance losses and underwriting expenses ................................................ 62,937 61,371 52,771 Oil and gas production costs ......................................................................... 12,548 16,636 17,365 Licensing and media costs ............................................................................ 9,040 2,036 1,840 Selling, general and administrative ............................................................... 86,838 75,671 77,002 Gain on sale of oil and gas properties ........................................................... (11,877) (16,700) (13,563) Impairments .................................................................................................. 1,251 1,107 3,947 Depreciation, depletion, and amortization .................................................... 40,779 39,843 38,979 Interest expense on leases ............................................................................. 5,421 5,361 5,114 Interest expense on debt ................................................................................ 8,221 771 681 Total cost and expenses ................................................................................... 376,479 329,545 322,122 Other income Investment gains ........................................................................................... 528 335 2,211 Investment partnership gains (losses) ........................................................... (67,001) (41,058) 19,440 Total other income (expenses) ......................................................................... (66,473) (40,723) 21,651 Earnings (loss) before income taxes ............................................................. (47,691) (8,154) 64,847 Income tax expense (benefit) ........................................................................ (10,203) (4,395) 9,308 Net earnings (loss) ......................................................................................... (37,488) (3,759) 55,539 Earnings (loss) attributable to noncontrolling interest .............................. — — 591 Net earnings (loss) attributable to Biglari Holdings Inc. shareholders .... $ (37,488) $ (3,759) $ 54,948 Net earnings (loss) per equivalent Class A share * ....................................... $ (143.86) $ (13.45) $ 189.49 * Net earnings (loss) per equivalent Class B share outstanding are one-fifth of the equivalent Class A share or $(28.77) for 2025, $(2.69) for 2024, and $37.90 for 2023. CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (dollars in thousands) Year Ended December 31, 2025 2024 2023 Net earnings (loss) ......................................................................................... $ (37,488) $ (3,759) $ 55,539 Foreign currency translation ......................................................................... 1,522 (354) 272 Comprehensive income (loss) ......................................................................... (35,966) (4,113) 55,811 Comprehensive income attributable to noncontrolling interest ....................... — — 591 Total comprehensive income (loss) attributable to Biglari Holdings Inc. shareholders .................................................................. $ (35,966) $ (4,113) $ 55,220 See accompanying Notes to Consolidated Financial Statements. 47

48 49 BIGLARI HOLDINGS INC. CONSOLIDATED STATEMENTS OF CASH FLOWS (dollars in thousands) Year Ended December 31, 2025 2024 2023 Operating activities Net earnings (loss) ........................................................................................... $ (37,488) $ (3,759) $ 55,539 Adjustments to reconcile net earnings (loss) to operating cash flows: Depreciation and amortization .................................................................... 40,779 39,843 38,979 Provision for deferred income taxes ........................................................... (11,483) (8,489) 6,567 Asset impairments and other non-cash expenses ........................................ 1,489 1,107 3,947 Gains on sale of assets ................................................................................ (15,615) (22,796) (21,241) Investment gains ......................................................................................... (528) (335) (2,211) Investment partnership (gains) losses ......................................................... 67,001 41,058 (19,440) Distributions from investment partnerships ................................................ 56,000 10,000 14,500 Changes in receivables and inventories ...................................................... 3,460 (5,243) 5,783 Changes in other assets ............................................................................... (6,814) (2,094) 2,810 Changes in accounts payable and accrued expenses ................................... 10,158 368 (12,231) Net cash provided by operating activities ................................................... 106,959 49,660 73,002 Investing activities Capital expenditures .................................................................................... (30,353) (30,594) (23,405) Proceeds from property and equipment disposals ...................................... 20,979 29,138 24,627 Purchases of noncontrolling interests ......................................................... — — (5,387) Purchases of interests in limited partnerships ............................................. (89,115) (75,938) (45,030) Purchases of investments ............................................................................ (57,843) (67,445) (107,866) Sales of investments and redemptions of fixed maturity securities ............ 90,862 57,451 90,981 Net cash used in investing activities ............................................................. (65,470) (87,388) (66,080) Financing activities Payments on line of credit ........................................................................... (73,000) (16,050) (41,600) Proceeds from line of credit ........................................................................ 55,250 61,050 31,600 Debt issuance costs ..................................................................................... (1,867) — — Payments on note payable ........................................................................... (1,125) — — Proceeds from note payable, net ................................................................. 223,000 — — Principal payments on direct financing lease obligations ........................... (5,725) (5,516) (6,132) Net cash provided by (used in) financing activities .................................... 196,533 39,484 (16,132) Effect of exchange rate changes on cash ..................................................... 39 22 59 Increase (decrease) in cash, cash equivalents, and restricted cash .................. 238,061 1,778 (9,151) Cash, cash equivalents, and restricted cash at beginning of period ................. 31,432 29,654 38,805 Cash, cash equivalents, and restricted cash at end of period .................... $ 269,493 $ 31,432 $ 29,654 Year Ended December 31, 2025 2024 2023 Cash and cash equivalents ............................................................................... $ 268,782 $ 30,709 $ 28,066 Restricted cash included in other long-term assets .......................................... 711 723 1,588 Cash, cash equivalents, and restricted cash at end of period .................... $ 269,493 $ 31,432 $ 29,654 See accompanying Notes to Consolidated Financial Statements. 48 BIGLARI HOLDINGS INC. CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (dollars in thousands) Biglari Holdings Inc. Shareholder’s Equity Common Stock Additional Paid- In Capital Retained Earnings Accumulated Other Comprehensive Income (Loss) Treasury Stock Non- controlling interest Total Balance at December 31, 2022 ....... $ 1,138 $ 381,788 $ 576,510 $ (2,790) $ (409,680) $ 8,602 $ 555,568 Net earnings (loss) .......................... 54,948 591 55,539 Other comprehensive income, net .. 272 272 Adjustment for holdings in investment partnerships .................. (6,662) (6,662) Transactions with noncontrolling interests ........................................... 3,806 (9,193) (5,387) Balance at December 31, 2023 ....... $ 1,138 $ 385,594 $ 631,458 $ (2,518) $ (416,342) $ — $ 599,330 Net earnings (loss) .......................... (3,759) (3,759) Other comprehensive income, net .. (354) (354) Adjustment for holdings in investment partnerships .................. (22,256) (22,256) Balance at December 31, 2024 ....... $ 1,138 $ 385,594 $ 627,699 $ (2,872) $ (438,598) $ — $ 572,961 Net earnings (loss) .......................... (37,488) (37,488) Other comprehensive income, net .. 1,522 1,522 Adjustment for holdings in investment partnerships .................. (13,566) (13,566) Balance at December 31, 2025 ....... $ 1,138 $ 385,594 $ 590,211 $ (1,350) $ (452,164) $ — $ 523,429 See accompanying Notes to Consolidated Financial Statements. 49

4948 BIGLARI HOLDINGS INC. CONSOLIDATED STATEMENTS OF CASH FLOWS (dollars in thousands) Year Ended December 31, 2025 2024 2023 Operating activities Net earnings (loss) ........................................................................................... $ (37,488) $ (3,759) $ 55,539 Adjustments to reconcile net earnings (loss) to operating cash flows: Depreciation and amortization .................................................................... 40,779 39,843 38,979 Provision for deferred income taxes ........................................................... (11,483) (8,489) 6,567 Asset impairments and other non-cash expenses ........................................ 1,489 1,107 3,947 Gains on sale of assets ................................................................................ (15,615) (22,796) (21,241) Investment gains ......................................................................................... (528) (335) (2,211) Investment partnership (gains) losses ......................................................... 67,001 41,058 (19,440) Distributions from investment partnerships ................................................ 56,000 10,000 14,500 Changes in receivables and inventories ...................................................... 3,460 (5,243) 5,783 Changes in other assets ............................................................................... (6,814) (2,094) 2,810 Changes in accounts payable and accrued expenses ................................... 10,158 368 (12,231) Net cash provided by operating activities ................................................... 106,959 49,660 73,002 Investing activities Capital expenditures .................................................................................... (30,353) (30,594) (23,405) Proceeds from property and equipment disposals ...................................... 20,979 29,138 24,627 Purchases of noncontrolling interests ......................................................... — — (5,387) Purchases of interests in limited partnerships ............................................. (89,115) (75,938) (45,030) Purchases of investments ............................................................................ (57,843) (67,445) (107,866) Sales of investments and redemptions of fixed maturity securities ............ 90,862 57,451 90,981 Net cash used in investing activities ............................................................. (65,470) (87,388) (66,080) Financing activities Payments on line of credit ........................................................................... (73,000) (16,050) (41,600) Proceeds from line of credit ........................................................................ 55,250 61,050 31,600 Debt issuance costs ..................................................................................... (1,867) — — Payments on note payable ........................................................................... (1,125) — — Proceeds from note payable, net ................................................................. 223,000 — — Principal payments on direct financing lease obligations ........................... (5,725) (5,516) (6,132) Net cash provided by (used in) financing activities .................................... 196,533 39,484 (16,132) Effect of exchange rate changes on cash ..................................................... 39 22 59 Increase (decrease) in cash, cash equivalents, and restricted cash .................. 238,061 1,778 (9,151) Cash, cash equivalents, and restricted cash at beginning of period ................. 31,432 29,654 38,805 Cash, cash equivalents, and restricted cash at end of period .................... $ 269,493 $ 31,432 $ 29,654 Year Ended December 31, 2025 2024 2023 Cash and cash equivalents ............................................................................... $ 268,782 $ 30,709 $ 28,066 Restricted cash included in other long-term assets .......................................... 711 723 1,588 Cash, cash equivalents, and restricted cash at end of period .................... $ 269,493 $ 31,432 $ 29,654 See accompanying Notes to Consolidated Financial Statements. 48 BIGLARI HOLDINGS INC. CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (dollars in thousands) Biglari Holdings Inc. Shareholder’s Equity Common Stock Additional Paid- In Capital Retained Earnings Accumulated Other Comprehensive Income (Loss) Treasury Stock Non- controlling interest Total Balance at December 31, 2022 ....... $ 1,138 $ 381,788 $ 576,510 $ (2,790) $ (409,680) $ 8,602 $ 555,568 Net earnings (loss) .......................... 54,948 591 55,539 Other comprehensive income, net .. 272 272 Adjustment for holdings in investment partnerships .................. (6,662) (6,662) Transactions with noncontrolling interests ........................................... 3,806 (9,193) (5,387) Balance at December 31, 2023 ....... $ 1,138 $ 385,594 $ 631,458 $ (2,518) $ (416,342) $ — $ 599,330 Net earnings (loss) .......................... (3,759) (3,759) Other comprehensive income, net .. (354) (354) Adjustment for holdings in investment partnerships .................. (22,256) (22,256) Balance at December 31, 2024 ....... $ 1,138 $ 385,594 $ 627,699 $ (2,872) $ (438,598) $ — $ 572,961 Net earnings (loss) .......................... (37,488) (37,488) Other comprehensive income, net .. 1,522 1,522 Adjustment for holdings in investment partnerships .................. (13,566) (13,566) Balance at December 31, 2025 ....... $ 1,138 $ 385,594 $ 590,211 $ (1,350) $ (452,164) $ — $ 523,429 See accompanying Notes to Consolidated Financial Statements. 49

50 51 BIGLARI HOLDINGS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Years Ended December 31, 2025, 2024, and 2023) (dollars in thousands, except per-share data) Note 1. Summary of Significant Accounting Policies Description of Business Biglari Holdings Inc. is a holding company owning subsidiaries engaged in a number of diverse business activities, including property and casualty insurance and reinsurance, licensing and media, restaurants, and oil and gas. The Company’s largest operating subsidiaries are involved in the franchising and operating of restaurants. Biglari Holdings is founded and led by Sardar Biglari, Chairman and Chief Executive Officer of the Company. Biglari Holdings’ management system combines decentralized operations with centralized financial decision-making. Operating decisions for the various business units are made by their respective managers. All major investment and capital allocation decisions are made for the Company and its subsidiaries by Mr. Biglari. Principles of Consolidation The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, including Steak n Shake Inc., Western Sizzlin Corporation, First Guard Insurance Company, Maxim Inc., Southern Pioneer Property & Casualty Insurance Company, Biglari Reinsurance Ltd., Southern Oil Company, and Abraxas Petroleum Corporation. Intercompany accounts and transactions have been eliminated in consolidation. Cash, Cash Equivalents, and Restricted Cash Cash equivalents primarily consist of U.S. Government securities and money market accounts, all of which have original maturities of three months or less. Cash equivalents are carried at fair value. The statement of cash flows includes restricted cash with cash and cash equivalents. Investments We classify investments in fixed maturity securities at the acquisition date as either available-for-sale or held-to-maturity and re-evaluate the classification at each balance sheet date. Securities classified as held-to-maturity are carried at amortized cost, reflecting the ability and intent to hold the securities to maturity. As of December 31, 2025 and 2024, all investments were classified as available-for-sale and carried at fair value with net unrealized gains or losses reported in the statements of earnings. Realized gains and losses on disposals of investments are determined by the specific identification of the cost of investments sold. Dividends earned on investments are reported as investment income by our insurance companies. We consider investment income as a component of our aggregate insurance operating results. However, we consider investment gains and losses, whether realized or unrealized, as non-operating. Investment Partnerships The Company holds a limited interest in The Lion Fund, L.P., and The Lion Fund II, L.P. (collectively the “investment partnerships”). Biglari Capital Corp. (“Biglari Capital”), an entity solely owned by Mr. Biglari, is the general partner of the investment partnerships. Our interests in the investment partnerships are accounted as equity method investments because of our retained limited partner interests. The Company records investment partnership gains (inclusive of the investment partnerships’ unrealized gains and losses on their securities) as a component of other income based on our proportional ownership interest in the partnerships. The investment partnerships are, for purposes of generally accepted accounting principles (“GAAP”), investment companies under the AICPA Audit and Accounting Guide Investment Companies. Concentration of Equity Price Risk The majority of our investments are conducted through investment partnerships that generally hold common stocks. We also hold marketable securities directly. We concentrate a high percentage of the investments in a small number of equity securities. A significant decline in the general stock market or in the prices of our major investments may have a materially adverse effect on our earnings and on consolidated shareholders’ equity. Receivables Our accounts receivable balance consists primarily of franchisee, customer, and other receivables. We carry our accounts receivable at cost less an allowance for doubtful accounts, which is based on a history of past write-offs and collections and current credit conditions. Allowance for doubtful accounts was $2,346 and $2,578 at December 31, 2025 and 2024, respectively. Inventories Inventories are valued at the lower of cost (first-in, first-out method) or market, and consist primarily of restaurant food items and supply inventory. Capitalized Software Other assets include internal-use software development costs that are capitalized during the application development stage. These costs are amortized over the estimated useful lives of the related software, generally ranging from three to seven years. Costs related to planning, training, and maintenance are expensed as incurred. Property and Equipment Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are recognized on the straight-line method over the estimated useful lives of the assets (10 to 30 years for buildings and land improvements, and 3 to 10 years for equipment). Leasehold improvements are amortized on the straight-line method over the shorter of the estimated useful lives of the improvements or the term of the related leases. Interest costs associated with the construction of new restaurants are capitalized. Major improvements are also capitalized, while repairs and maintenance are expensed as incurred. We review our long-lived restaurant assets whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For purposes of this assessment, assets are evaluated at the lowest level for which there are identifiable cash flows, which is generally at the individual restaurant level. Assets included in the impairment assessment generally consist of property, equipment, and leasehold improvements directly associated with an individual restaurant as well as any related finance or operating lease assets. If the future undiscounted cash flows of an asset are less than the recorded value, an impairment is recorded for the difference between the carrying value and the estimated fair value of the asset. Oil and Gas Properties The successful efforts method is used for crude oil and natural gas exploration and production activities. All costs for development wells, related plant and equipment, proved mineral interests in crude oil and natural gas properties, and related asset retirement obligation assets are capitalized. Costs of exploratory wells are capitalized pending determination of whether the wells found proved reserves. Costs of wells that are assigned proved reserves remain capitalized. Costs are also capitalized for exploratory wells that have found crude oil and natural gas reserves, even if the reserves cannot be classified as proved when the drilling is completed, provided the exploratory well has found a sufficient quantity of reserves to justify its completion as a producing well and the company is making sufficient progress assessing the reserves and the economic and operating viability of the project. All other exploratory wells and costs are expensed. We did not have any property acquisition or exploration activities during 2025 and development costs were nominal. We did not have any property acquisition or exploration activities during 2024; however, we did have $11,636 of development costs. Asset Retirement Obligations Asset retirement obligations relate to future costs associated with the plugging and abandonment of oil and gas wells, the removal of equipment and facilities from leased acreage, and the return of such land to its original condition. The Company determines its asset retirement obligation amounts by calculating the present value of the estimated future cash outflows associated with its plug and abandonment obligations. The fair value of a liability for an asset retirement obligation is recorded in the period in which it is incurred, and the cost of such liability increases the carrying amount of the related long-lived asset by the same amount. The liability is accreted each period through charges to depreciation, depletion, and amortization expense, and the capitalized cost is depleted on a unit-of-production basis over the proved developed reserves of the related asset. If an asset retirement obligation is settled for an amount other than the recorded amount, a gain or loss is recognized. Goodwill and Other Intangible Assets Goodwill and indefinite life intangible assets are not amortized, but are tested for potential impairment on an annual basis using either a qualitative or quantitative approach, or more often if events or circumstances change that could cause goodwill or indefinite life intangible assets to become impaired. Other purchased intangible assets are amortized over their estimated useful Note 1. Summary of Significant Accounting Policies (continued) 51

5150 BIGLARI HOLDINGS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Years Ended December 31, 2025, 2024, and 2023) (dollars in thousands, except per-share data) Note 1. Summary of Significant Accounting Policies Description of Business Biglari Holdings Inc. is a holding company owning subsidiaries engaged in a number of diverse business activities, including property and casualty insurance and reinsurance, licensing and media, restaurants, and oil and gas. The Company’s largest operating subsidiaries are involved in the franchising and operating of restaurants. Biglari Holdings is founded and led by Sardar Biglari, Chairman and Chief Executive Officer of the Company. Biglari Holdings’ management system combines decentralized operations with centralized financial decision-making. Operating decisions for the various business units are made by their respective managers. All major investment and capital allocation decisions are made for the Company and its subsidiaries by Mr. Biglari. Principles of Consolidation The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, including Steak n Shake Inc., Western Sizzlin Corporation, First Guard Insurance Company, Maxim Inc., Southern Pioneer Property & Casualty Insurance Company, Biglari Reinsurance Ltd., Southern Oil Company, and Abraxas Petroleum Corporation. Intercompany accounts and transactions have been eliminated in consolidation. Cash, Cash Equivalents, and Restricted Cash Cash equivalents primarily consist of U.S. Government securities and money market accounts, all of which have original maturities of three months or less. Cash equivalents are carried at fair value. The statement of cash flows includes restricted cash with cash and cash equivalents. Investments We classify investments in fixed maturity securities at the acquisition date as either available-for-sale or held-to-maturity and re-evaluate the classification at each balance sheet date. Securities classified as held-to-maturity are carried at amortized cost, reflecting the ability and intent to hold the securities to maturity. As of December 31, 2025 and 2024, all investments were classified as available-for-sale and carried at fair value with net unrealized gains or losses reported in the statements of earnings. Realized gains and losses on disposals of investments are determined by the specific identification of the cost of investments sold. Dividends earned on investments are reported as investment income by our insurance companies. We consider investment income as a component of our aggregate insurance operating results. However, we consider investment gains and losses, whether realized or unrealized, as non-operating. Investment Partnerships The Company holds a limited interest in The Lion Fund, L.P., and The Lion Fund II, L.P. (collectively the “investment partnerships”). Biglari Capital Corp. (“Biglari Capital”), an entity solely owned by Mr. Biglari, is the general partner of the investment partnerships. Our interests in the investment partnerships are accounted as equity method investments because of our retained limited partner interests. The Company records investment partnership gains (inclusive of the investment partnerships’ unrealized gains and losses on their securities) as a component of other income based on our proportional ownership interest in the partnerships. The investment partnerships are, for purposes of generally accepted accounting principles (“GAAP”), investment companies under the AICPA Audit and Accounting Guide Investment Companies. Concentration of Equity Price Risk The majority of our investments are conducted through investment partnerships that generally hold common stocks. We also hold marketable securities directly. We concentrate a high percentage of the investments in a small number of equity securities. A significant decline in the general stock market or in the prices of our major investments may have a materially adverse effect on our earnings and on consolidated shareholders’ equity. Receivables Our accounts receivable balance consists primarily of franchisee, customer, and other receivables. We carry our accounts receivable at cost less an allowance for doubtful accounts, which is based on a history of past write-offs and collections and current credit conditions. Allowance for doubtful accounts was $2,346 and $2,578 at December 31, 2025 and 2024, respectively. Inventories Inventories are valued at the lower of cost (first-in, first-out method) or market, and consist primarily of restaurant food items and supply inventory. Capitalized Software Other assets include internal-use software development costs that are capitalized during the application development stage. These costs are amortized over the estimated useful lives of the related software, generally ranging from three to seven years. Costs related to planning, training, and maintenance are expensed as incurred. Property and Equipment Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are recognized on the straight-line method over the estimated useful lives of the assets (10 to 30 years for buildings and land improvements, and 3 to 10 years for equipment). Leasehold improvements are amortized on the straight-line method over the shorter of the estimated useful lives of the improvements or the term of the related leases. Interest costs associated with the construction of new restaurants are capitalized. Major improvements are also capitalized, while repairs and maintenance are expensed as incurred. We review our long-lived restaurant assets whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For purposes of this assessment, assets are evaluated at the lowest level for which there are identifiable cash flows, which is generally at the individual restaurant level. Assets included in the impairment assessment generally consist of property, equipment, and leasehold improvements directly associated with an individual restaurant as well as any related finance or operating lease assets. If the future undiscounted cash flows of an asset are less than the recorded value, an impairment is recorded for the difference between the carrying value and the estimated fair value of the asset. Oil and Gas Properties The successful efforts method is used for crude oil and natural gas exploration and production activities. All costs for development wells, related plant and equipment, proved mineral interests in crude oil and natural gas properties, and related asset retirement obligation assets are capitalized. Costs of exploratory wells are capitalized pending determination of whether the wells found proved reserves. Costs of wells that are assigned proved reserves remain capitalized. Costs are also capitalized for exploratory wells that have found crude oil and natural gas reserves, even if the reserves cannot be classified as proved when the drilling is completed, provided the exploratory well has found a sufficient quantity of reserves to justify its completion as a producing well and the company is making sufficient progress assessing the reserves and the economic and operating viability of the project. All other exploratory wells and costs are expensed. We did not have any property acquisition or exploration activities during 2025 and development costs were nominal. We did not have any property acquisition or exploration activities during 2024; however, we did have $11,636 of development costs. Asset Retirement Obligations Asset retirement obligations relate to future costs associated with the plugging and abandonment of oil and gas wells, the removal of equipment and facilities from leased acreage, and the return of such land to its original condition. The Company determines its asset retirement obligation amounts by calculating the present value of the estimated future cash outflows associated with its plug and abandonment obligations. The fair value of a liability for an asset retirement obligation is recorded in the period in which it is incurred, and the cost of such liability increases the carrying amount of the related long-lived asset by the same amount. The liability is accreted each period through charges to depreciation, depletion, and amortization expense, and the capitalized cost is depleted on a unit-of-production basis over the proved developed reserves of the related asset. If an asset retirement obligation is settled for an amount other than the recorded amount, a gain or loss is recognized. Goodwill and Other Intangible Assets Goodwill and indefinite life intangible assets are not amortized, but are tested for potential impairment on an annual basis using either a qualitative or quantitative approach, or more often if events or circumstances change that could cause goodwill or indefinite life intangible assets to become impaired. Other purchased intangible assets are amortized over their estimated useful Note 1. Summary of Significant Accounting Policies (continued) 51

52 53 December 31, 2025 December 31, 2024 December 31, 2023 Class A Class B Class A Class B Class A Class B Common stock authorized ............................ 500,000 10,000,000 500,000 10,000,000 500,000 10,000,000 Common stock issued and outstanding ........ 206,864 2,068,640 206,864 2,068,640 206,864 2,068,640 Earnings Per Share Earnings per share of common stock is based on the weighted-average number of shares outstanding during the year. The shares of Company stock attributable to our limited partner interest in the investment partnerships — based on our proportional ownership during this period — are considered treasury stock on the consolidated balance sheet and thereby deemed not to be included in the calculation of weighted-average common shares outstanding. However, these shares are legally outstanding. The Company has applied the “two-class method” of computing earnings per share as prescribed in Accounting Standards Codification (“ASC”) 260, “Earnings Per Share.” The equivalent Class A common stock applied for computing earnings per share excludes the proportional shares of Biglari Holdings’ stock held by the investment partnerships. In the tabulation below is the equivalent Class A common stock for earnings per share. There are no dilutive securities outstanding. 2025 2024 2023 Equivalent Class A common stock outstanding .............................................. 620,592 620,592 620,592 Proportional ownership of Company stock held by investment partnerships . 360,006 341,211 330,606 Equivalent Class A common stock for earnings per share .............................. 260,586 279,381 289,986 Revenue Recognition Restaurant operations Restaurant operations revenues were disaggregated as follows. 2025 2024 2023 Net sales .......................................................................................................... $ 181,884 $ 159,213 $ 152,545 Franchise partner fees ...................................................................................... 77,001 70,616 72,552 Franchise royalties and fees............................................................................. 13,587 13,632 16,443 Other ................................................................................................................ 8,398 7,986 9,317 $ 280,870 $ 251,447 $ 250,857 Net Sales Net sales are composed of retail sales of food through company-operated stores. Company-operated store revenues are recognized, net of discounts and sales taxes, when our obligation to perform is satisfied at the point of sale. Sales taxes related to these sales are collected from customers and remitted to the appropriate taxing authority and are not reflected in the Company’s consolidated statements of earnings as revenue. Note 1. Summary of Significant Accounting Policies (continued) lives, generally on a straight-line basis. We perform reviews for impairment of intangible assets whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. An impairment loss is recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying value. When an impairment is identified, we reduce the carrying value of the asset to its estimated fair value. During 2025, no impairment was recorded to goodwill. During 2024, a $1,000 impairment was recorded to goodwill at the Western Sizzlin reporting unit. During 2025 and 2024, no impairment was recorded to other intangible assets. Refer to Note 7 for information regarding our goodwill and other intangible assets. Dual Class Common Stock The Company has two classes of common stock, designated Class A common stock and Class B common stock. Each Class A common share is entitled to one vote. Class B common stock possesses economic rights equal to one-fifth (1/5th) of such rights of Class A common stock; however, Class B common stock has no voting rights. The following table presents shares authorized, issued, and outstanding. 52 Franchise Partner Fees Franchise partner fees are composed of up to 15% of sales as well as 50% of profits. We are therefore fully affected by the operating results of the business, unlike in a traditional franchising arrangement, where the franchisor obtains a royalty fee based on sales only. We generate the majority of our revenue from our share of the franchise partners’ profits. An initial franchise fee of ten thousand dollars is recognized when the operator becomes a franchise partner. The Company recognizes franchise partner fees monthly as underlying restaurant sales occur. The Company leases or subleases property and equipment to franchisees under lease arrangements. Both real estate and equipment rental payments are charged to franchisees and are recognized in accordance with ASC 842, “Leases.” During the years ended 2025, 2024, and 2023, restaurant operations recognized $23,428, $22,884, and $22,687, respectively, in franchise partner fees related to rental income. Franchise Royalties and Fees Franchise royalties and fees from Steak n Shake and Western Sizzlin franchisees are based upon a percentage of sales of the franchise restaurant and are recognized as earned. Franchise royalties are billed on a weekly or monthly basis. Initial franchise fees when a new restaurant opens or at the start of a new franchise term are recorded as deferred revenue when received and recognized as revenue over the term of the franchise agreement. During the years ended December 31, 2025, 2024, and 2023, restaurant operations recognized $330, $463, and $1,207, respectively, in revenue related to initial franchise fees. As of December 31, 2025 and 2024, restaurant operations had deferred revenue recorded in accrued expenses related to franchise fees of $1,762 and $1,756, respectively. Restaurant operations expect to recognize approximately $520 of deferred revenue during 2026. Our advertising arrangements with franchisees are reported in franchise royalties and fees. During the years ended December 31, 2025, 2024, and 2023, restaurant operations recognized $3,448, $3,290, and $4,479, respectively, in revenue related to franchisee advertising fees. As of December 31, 2025 and 2024, restaurant operations had deferred revenue recorded in accrued expenses related to franchisee advertising fees of $891 and $1,441, respectively. Restaurant operations expect to recognize approximately $780 of deferred revenue during 2026. Other Revenue Restaurant operations sells gift cards to customers which can be redeemed in our stores. Gift cards are recorded as deferred revenue when issued and are subsequently recorded as net sales upon redemption. Restaurant operations estimates breakage related to gift cards when the likelihood of redemption is remote. This estimate utilizes historical trends based on the vintage of the gift card. Breakage on gift cards is recorded as other revenue in proportion to the rate of gift card redemptions by vintage. For the years ended December 31, 2025, 2024, and 2023, restaurant operations recognized $4,657, $4,224, and $5,276, respectively, of revenue from gift card redemptions. As of December 31, 2025 and 2024, restaurant operations had deferred revenue recorded in accrued expenses related to unredeemed gift cards of $4,973 and $5,214, respectively. Restaurant operations expect to recognize approximately $2,413 of deferred revenue during 2026. Insurance Premiums and Commissions Insurance premiums are earned over the terms of the related policies. Expenses incurred in connection with acquiring new insurance business, including acquisition costs, are charged to operations as incurred. Premiums earned are stated net of amounts ceded to reinsurer. Oil and Gas Revenues are derived from the sale of produced oil and natural gas. Revenue is recognized when the performance obligation is satisfied, which typically occurs at the point in time when control of the product transfers to the customer. Payment is generally due within 30 days of delivery. Licensing Revenue and Other Licensing revenue is recognized when earned. We derive value and revenues from intellectual property assets through a range of licensing and business activities, including licensing and syndication of our trademarks and copyrights in the United States and internationally. Magazine subscription and advertising revenues are recognized at the magazine cover date. The unearned portion of magazine subscriptions is deferred until the magazine’s cover date, at which time a proportionate share of the gross subscription price is recognized as revenue. Note 1. Summary of Significant Accounting Policies (continued) 53

5352 December 31, 2025 December 31, 2024 December 31, 2023 Class A Class B Class A Class B Class A Class B Common stock authorized ............................ 500,000 10,000,000 500,000 10,000,000 500,000 10,000,000 Common stock issued and outstanding ........ 206,864 2,068,640 206,864 2,068,640 206,864 2,068,640 Earnings Per Share Earnings per share of common stock is based on the weighted-average number of shares outstanding during the year. The shares of Company stock attributable to our limited partner interest in the investment partnerships — based on our proportional ownership during this period — are considered treasury stock on the consolidated balance sheet and thereby deemed not to be included in the calculation of weighted-average common shares outstanding. However, these shares are legally outstanding. The Company has applied the “two-class method” of computing earnings per share as prescribed in Accounting Standards Codification (“ASC”) 260, “Earnings Per Share.” The equivalent Class A common stock applied for computing earnings per share excludes the proportional shares of Biglari Holdings’ stock held by the investment partnerships. In the tabulation below is the equivalent Class A common stock for earnings per share. There are no dilutive securities outstanding. 2025 2024 2023 Equivalent Class A common stock outstanding .............................................. 620,592 620,592 620,592 Proportional ownership of Company stock held by investment partnerships . 360,006 341,211 330,606 Equivalent Class A common stock for earnings per share .............................. 260,586 279,381 289,986 Revenue Recognition Restaurant operations Restaurant operations revenues were disaggregated as follows. 2025 2024 2023 Net sales .......................................................................................................... $ 181,884 $ 159,213 $ 152,545 Franchise partner fees ...................................................................................... 77,001 70,616 72,552 Franchise royalties and fees............................................................................. 13,587 13,632 16,443 Other ................................................................................................................ 8,398 7,986 9,317 $ 280,870 $ 251,447 $ 250,857 Net Sales Net sales are composed of retail sales of food through company-operated stores. Company-operated store revenues are recognized, net of discounts and sales taxes, when our obligation to perform is satisfied at the point of sale. Sales taxes related to these sales are collected from customers and remitted to the appropriate taxing authority and are not reflected in the Company’s consolidated statements of earnings as revenue. Note 1. Summary of Significant Accounting Policies (continued) lives, generally on a straight-line basis. We perform reviews for impairment of intangible assets whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. An impairment loss is recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying value. When an impairment is identified, we reduce the carrying value of the asset to its estimated fair value. During 2025, no impairment was recorded to goodwill. During 2024, a $1,000 impairment was recorded to goodwill at the Western Sizzlin reporting unit. During 2025 and 2024, no impairment was recorded to other intangible assets. Refer to Note 7 for information regarding our goodwill and other intangible assets. Dual Class Common Stock The Company has two classes of common stock, designated Class A common stock and Class B common stock. Each Class A common share is entitled to one vote. Class B common stock possesses economic rights equal to one-fifth (1/5th) of such rights of Class A common stock; however, Class B common stock has no voting rights. The following table presents shares authorized, issued, and outstanding. 52 Franchise Partner Fees Franchise partner fees are composed of up to 15% of sales as well as 50% of profits. We are therefore fully affected by the operating results of the business, unlike in a traditional franchising arrangement, where the franchisor obtains a royalty fee based on sales only. We generate the majority of our revenue from our share of the franchise partners’ profits. An initial franchise fee of ten thousand dollars is recognized when the operator becomes a franchise partner. The Company recognizes franchise partner fees monthly as underlying restaurant sales occur. The Company leases or subleases property and equipment to franchisees under lease arrangements. Both real estate and equipment rental payments are charged to franchisees and are recognized in accordance with ASC 842, “Leases.” During the years ended 2025, 2024, and 2023, restaurant operations recognized $23,428, $22,884, and $22,687, respectively, in franchise partner fees related to rental income. Franchise Royalties and Fees Franchise royalties and fees from Steak n Shake and Western Sizzlin franchisees are based upon a percentage of sales of the franchise restaurant and are recognized as earned. Franchise royalties are billed on a weekly or monthly basis. Initial franchise fees when a new restaurant opens or at the start of a new franchise term are recorded as deferred revenue when received and recognized as revenue over the term of the franchise agreement. During the years ended December 31, 2025, 2024, and 2023, restaurant operations recognized $330, $463, and $1,207, respectively, in revenue related to initial franchise fees. As of December 31, 2025 and 2024, restaurant operations had deferred revenue recorded in accrued expenses related to franchise fees of $1,762 and $1,756, respectively. Restaurant operations expect to recognize approximately $520 of deferred revenue during 2026. Our advertising arrangements with franchisees are reported in franchise royalties and fees. During the years ended December 31, 2025, 2024, and 2023, restaurant operations recognized $3,448, $3,290, and $4,479, respectively, in revenue related to franchisee advertising fees. As of December 31, 2025 and 2024, restaurant operations had deferred revenue recorded in accrued expenses related to franchisee advertising fees of $891 and $1,441, respectively. Restaurant operations expect to recognize approximately $780 of deferred revenue during 2026. Other Revenue Restaurant operations sells gift cards to customers which can be redeemed in our stores. Gift cards are recorded as deferred revenue when issued and are subsequently recorded as net sales upon redemption. Restaurant operations estimates breakage related to gift cards when the likelihood of redemption is remote. This estimate utilizes historical trends based on the vintage of the gift card. Breakage on gift cards is recorded as other revenue in proportion to the rate of gift card redemptions by vintage. For the years ended December 31, 2025, 2024, and 2023, restaurant operations recognized $4,657, $4,224, and $5,276, respectively, of revenue from gift card redemptions. As of December 31, 2025 and 2024, restaurant operations had deferred revenue recorded in accrued expenses related to unredeemed gift cards of $4,973 and $5,214, respectively. Restaurant operations expect to recognize approximately $2,413 of deferred revenue during 2026. Insurance Premiums and Commissions Insurance premiums are earned over the terms of the related policies. Expenses incurred in connection with acquiring new insurance business, including acquisition costs, are charged to operations as incurred. Premiums earned are stated net of amounts ceded to reinsurer. Oil and Gas Revenues are derived from the sale of produced oil and natural gas. Revenue is recognized when the performance obligation is satisfied, which typically occurs at the point in time when control of the product transfers to the customer. Payment is generally due within 30 days of delivery. Licensing Revenue and Other Licensing revenue is recognized when earned. We derive value and revenues from intellectual property assets through a range of licensing and business activities, including licensing and syndication of our trademarks and copyrights in the United States and internationally. Magazine subscription and advertising revenues are recognized at the magazine cover date. The unearned portion of magazine subscriptions is deferred until the magazine’s cover date, at which time a proportionate share of the gross subscription price is recognized as revenue. Note 1. Summary of Significant Accounting Policies (continued) 53

54 55 Note 1. Summary of Significant Accounting Policies (continued) Restaurant Cost of Sales Cost of sales includes the cost of food, restaurant operating costs, and restaurant occupancy costs. Cost of sales excludes depreciation and amortization, which is presented as a separate line item on the consolidated statement of earnings. Insurance Losses and Underwriting Expenses Liabilities for estimated unpaid losses and loss adjustment expenses with respect to claims occurring on or before the balance sheet date are established under insurance contracts issued by our insurance subsidiaries. Such estimates include provisions for reported claims or case estimates, provisions for incurred but not reported claims, and legal and administrative costs to settle claims. The estimates of unpaid losses and amounts recoverable under reinsurance are established and continually reviewed by using a variety of actuarial, statistical, and analytical techniques. Reinsurance contracts do not relieve the ceding company of its obligations to indemnify policyholders with respect to the underlying insurance contracts. Oil and Gas Production Costs Oil and gas production costs are costs incurred to operate and maintain wells and related equipment and facilities, including lease operating expenses and production taxes. Marketing Expense Advertising costs are charged to expense at the later of the date the expenditure is incurred or the date the promotional item is first communicated. Marketing expense is included in selling, general and administrative expenses in the consolidated statement of earnings. Savings Plans Several of our subsidiaries also sponsor defined contribution retirement plans, such as 401(k) or profit-sharing plans. Employee contributions to the plans are subject to regulatory limitations and the specific plan provisions. Some of the plans allow for discretionary contributions as determined by management. Employer contributions expensed with respect to these plans were not material. Foreign Currency Translation The Company has certain subsidiaries located in foreign jurisdictions. For subsidiaries whose functional currency is other than the U.S. dollar, the translation of functional currency statements to U.S. dollar statements uses end-of-period exchange rates for assets and liabilities, weighted-average exchange rates for revenue and expenses, and historical rates for equity. The resulting currency translation adjustment is recorded in accumulated other comprehensive income, as a component of equity. Use of Estimates Preparation of the consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from the estimates. New Accounting Standards In December 2023, the FASB issued authoritative guidance modifying the disclosure requirements for income tax. Notable changes in the new guidance include disaggregation of income tax information by jurisdiction and changes to the presentation of information for the reconciliation of effective tax rates. The guidance is effective for fiscal years beginning after December 15, 2024. The Company adopted this standard prospectively, with such disclosures included in Note 10 to the accompanying consolidated financial statements. The adoption of this standard did not have a material effect on our consolidated financial statements. In November 2024, the FASB issued Accounting Standards Update 2024-03, “Disaggregation of Income Statement Expenses” (“ASU 2024-03”), which requires detailed disclosure in the notes to the financial statements of specific categories underlying certain expense captions on the income statement. ASU 2024-03 may be adopted on a prospective or retrospective basis and is effective for fiscal years beginning after December 15, 2027, with early adoption permitted. We are evaluating the impact of the new guidance on our disclosures. 54 Note 2. Investments Investments were $69,050 and $102,975 as of December 31, 2025 and 2024, respectively. We classify investments in fixed maturity securities at the acquisition date as available-for-sale. Realized gains and losses on disposals of investments are determined on a specific identification basis. Dividends and interest earned on investments held by our insurance companies are reported as investment income. We consider investment income as a component of our aggregate insurance operating results. However, we consider investment gains and losses, whether realized or unrealized, as non-operating. Investment gains in 2025 and 2024 were $528 and $335, respectively. Note 3. Investment Partnerships The Company reports on the limited partnership interests in investment partnerships under the equity method of accounting. We record our proportional share of equity in the investment partnerships but exclude Company common stock held by said partnerships. The Company’s pro-rata share of its common stock held by the investment partnerships is recorded as treasury stock even though these shares are legally outstanding. The Company records gains/losses from investment partnerships (inclusive of the investment partnerships’ unrealized gains and losses on their securities) in the consolidated statements of earnings based on our carrying value of these partnerships. The fair value is calculated net of the general partner’s accrued incentive fees. Gains and losses on Company common stock included in the earnings of these partnerships are eliminated because they are recorded as treasury stock. Biglari Capital Corp. is the general partner of the investment partnerships. Biglari Capital Corp. is solely owned by Mr. Biglari. Under the terms of their partnership agreements, each contribution made by the Company to the investment partnerships is subject to a rolling five-year lock-up period. The lock-up period can be waived by the general partner in its sole discretion. The fair value and adjustment for Company common stock held by the investment partnerships to determine the carrying value of our partnership interest are presented below. Fair Value Company Common Stock Carrying Value Partnership interest at December 31, 2022 ...................................................... $ 383,004 $ 227,210 $ 155,794 Investment partnership gains (losses) .............................................................. 59,238 39,797 19,441 Contributions (net of distributions) ................................................................. 30,530 30,530 Increase in proportionate share of Company stock held ................................. 6,662 (6,662) Partnership interest at December 31, 2023 ...................................................... $ 472,772 $ 273,669 $ 199,103 Investment partnership gains (losses) .............................................................. 117,556 158,614 (41,058) Contributions (net of distributions) ................................................................. 65,938 65,938 Increase in proportionate share of Company stock held ................................. 22,256 (22,256) Partnership interest at December 31, 2024 ...................................................... $ 656,266 $ 454,539 $ 201,727 Investment partnership gains (losses) .............................................................. 83,204 150,205 (67,001) Contributions (net of distributions) ................................................................. 33,115 33,115 Increase in proportionate share of Company stock held ................................. 13,566 (13,566) Partnership interest at December 31, 2025 ...................................................... $ 772,585 $ 618,310 $ 154,275 The carrying value of the investment partnerships net of deferred taxes is presented below. December 31, 2025 2024 Carrying value of investment partnerships ................................................................................. $ 154,275 $ 201,727 Deferred tax liability related to investment partnerships ............................................................ (20,004) (17,255) Carrying value of investment partnerships net of deferred taxes ................................................ $ 134,271 $ 184,472 55

5554 Note 1. Summary of Significant Accounting Policies (continued) Restaurant Cost of Sales Cost of sales includes the cost of food, restaurant operating costs, and restaurant occupancy costs. Cost of sales excludes depreciation and amortization, which is presented as a separate line item on the consolidated statement of earnings. Insurance Losses and Underwriting Expenses Liabilities for estimated unpaid losses and loss adjustment expenses with respect to claims occurring on or before the balance sheet date are established under insurance contracts issued by our insurance subsidiaries. Such estimates include provisions for reported claims or case estimates, provisions for incurred but not reported claims, and legal and administrative costs to settle claims. The estimates of unpaid losses and amounts recoverable under reinsurance are established and continually reviewed by using a variety of actuarial, statistical, and analytical techniques. Reinsurance contracts do not relieve the ceding company of its obligations to indemnify policyholders with respect to the underlying insurance contracts. Oil and Gas Production Costs Oil and gas production costs are costs incurred to operate and maintain wells and related equipment and facilities, including lease operating expenses and production taxes. Marketing Expense Advertising costs are charged to expense at the later of the date the expenditure is incurred or the date the promotional item is first communicated. Marketing expense is included in selling, general and administrative expenses in the consolidated statement of earnings. Savings Plans Several of our subsidiaries also sponsor defined contribution retirement plans, such as 401(k) or profit-sharing plans. Employee contributions to the plans are subject to regulatory limitations and the specific plan provisions. Some of the plans allow for discretionary contributions as determined by management. Employer contributions expensed with respect to these plans were not material. Foreign Currency Translation The Company has certain subsidiaries located in foreign jurisdictions. For subsidiaries whose functional currency is other than the U.S. dollar, the translation of functional currency statements to U.S. dollar statements uses end-of-period exchange rates for assets and liabilities, weighted-average exchange rates for revenue and expenses, and historical rates for equity. The resulting currency translation adjustment is recorded in accumulated other comprehensive income, as a component of equity. Use of Estimates Preparation of the consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from the estimates. New Accounting Standards In December 2023, the FASB issued authoritative guidance modifying the disclosure requirements for income tax. Notable changes in the new guidance include disaggregation of income tax information by jurisdiction and changes to the presentation of information for the reconciliation of effective tax rates. The guidance is effective for fiscal years beginning after December 15, 2024. The Company adopted this standard prospectively, with such disclosures included in Note 10 to the accompanying consolidated financial statements. The adoption of this standard did not have a material effect on our consolidated financial statements. In November 2024, the FASB issued Accounting Standards Update 2024-03, “Disaggregation of Income Statement Expenses” (“ASU 2024-03”), which requires detailed disclosure in the notes to the financial statements of specific categories underlying certain expense captions on the income statement. ASU 2024-03 may be adopted on a prospective or retrospective basis and is effective for fiscal years beginning after December 15, 2027, with early adoption permitted. We are evaluating the impact of the new guidance on our disclosures. 54 Note 2. Investments Investments were $69,050 and $102,975 as of December 31, 2025 and 2024, respectively. We classify investments in fixed maturity securities at the acquisition date as available-for-sale. Realized gains and losses on disposals of investments are determined on a specific identification basis. Dividends and interest earned on investments held by our insurance companies are reported as investment income. We consider investment income as a component of our aggregate insurance operating results. However, we consider investment gains and losses, whether realized or unrealized, as non-operating. Investment gains in 2025 and 2024 were $528 and $335, respectively. Note 3. Investment Partnerships The Company reports on the limited partnership interests in investment partnerships under the equity method of accounting. We record our proportional share of equity in the investment partnerships but exclude Company common stock held by said partnerships. The Company’s pro-rata share of its common stock held by the investment partnerships is recorded as treasury stock even though these shares are legally outstanding. The Company records gains/losses from investment partnerships (inclusive of the investment partnerships’ unrealized gains and losses on their securities) in the consolidated statements of earnings based on our carrying value of these partnerships. The fair value is calculated net of the general partner’s accrued incentive fees. Gains and losses on Company common stock included in the earnings of these partnerships are eliminated because they are recorded as treasury stock. Biglari Capital Corp. is the general partner of the investment partnerships. Biglari Capital Corp. is solely owned by Mr. Biglari. Under the terms of their partnership agreements, each contribution made by the Company to the investment partnerships is subject to a rolling five-year lock-up period. The lock-up period can be waived by the general partner in its sole discretion. The fair value and adjustment for Company common stock held by the investment partnerships to determine the carrying value of our partnership interest are presented below. Fair Value Company Common Stock Carrying Value Partnership interest at December 31, 2022 ...................................................... $ 383,004 $ 227,210 $ 155,794 Investment partnership gains (losses) .............................................................. 59,238 39,797 19,441 Contributions (net of distributions) ................................................................. 30,530 30,530 Increase in proportionate share of Company stock held ................................. 6,662 (6,662) Partnership interest at December 31, 2023 ...................................................... $ 472,772 $ 273,669 $ 199,103 Investment partnership gains (losses) .............................................................. 117,556 158,614 (41,058) Contributions (net of distributions) ................................................................. 65,938 65,938 Increase in proportionate share of Company stock held ................................. 22,256 (22,256) Partnership interest at December 31, 2024 ...................................................... $ 656,266 $ 454,539 $ 201,727 Investment partnership gains (losses) .............................................................. 83,204 150,205 (67,001) Contributions (net of distributions) ................................................................. 33,115 33,115 Increase in proportionate share of Company stock held ................................. 13,566 (13,566) Partnership interest at December 31, 2025 ...................................................... $ 772,585 $ 618,310 $ 154,275 The carrying value of the investment partnerships net of deferred taxes is presented below. December 31, 2025 2024 Carrying value of investment partnerships ................................................................................. $ 154,275 $ 201,727 Deferred tax liability related to investment partnerships ............................................................ (20,004) (17,255) Carrying value of investment partnerships net of deferred taxes ................................................ $ 134,271 $ 184,472 55

56 57 2025 2024 2023 Gains (losses) from investment partnerships ................................................... $ (67,001) $ (41,058) $ 19,440 Tax expense (benefit) ...................................................................................... (15,005) (12,939) 4,794 Contribution to net earnings ............................................................................ $ (51,996) $ (28,119) $ 14,646 On December 31 of each year, the general partner of the investment partnerships, Biglari Capital, will earn an incentive reallocation fee for the Company’s investments equal to 25% of the net profits above an annual hurdle rate of 6% over the previous high-water mark. Our policy is to accrue an estimated incentive fee throughout the year. An incentive reallocation from Biglari Holdings to Biglari Capital would include gains on the Company’s common stock. Gains and losses on the Company’s common stock and the related incentive reallocations are eliminated in our financial statements. There were no incentive reallocations from Biglari Holdings to Biglari Capital during 2025, 2024, or 2023. Summarized financial information for The Lion Fund, L.P., and The Lion Fund II, L.P., is presented below. Equity in Investment Partnerships Lion Fund Lion Fund II Total assets as of December 31, 2025 ......................................................................................... $ 750,172 $ 293,051 Total liabilities as of December 31, 2025 ................................................................................... $ 16,742 $ 163,900 Revenue for the year ended December 31, 2025 ........................................................................ $ 152,330 $ (53,868) Earnings for the year ended December 31, 2025 ........................................................................ $ 151,327 $ (63,437) Biglari Holdings’ average ownership interest during 2025 ........................................................ 91.4% 88.6 % Total assets as of December 31, 2024 ......................................................................................... $ 567,387 $ 367,630 Total liabilities as of December 31, 2024 ................................................................................... $ 20,609 $ 188,202 Revenue for the year ended December 31, 2024 ........................................................................ $ 156,463 $ (14,421) Earnings for the year ended December 31, 2024 ........................................................................ $ 154,805 $ (25,779) Biglari Holdings’ average ownership interest during 2024 ........................................................ 90.1% 87.2 % Total assets as of December 31, 2023 ......................................................................................... $ 371,365 $ 373,302 Total liabilities as of December 31, 2023 ................................................................................... $ 26,594 $ 185,024 Revenue for the year ended December 31, 2023 ........................................................................ $ 48,242 $ 31,157 Earnings for the year ended December 31, 2023 ........................................................................ $ 47,154 $ 21,135 Biglari Holdings’ average ownership interest during 2023 ........................................................ 89.0% 86.4 % Revenue in the financial information of the investment partnerships, summarized above, includes investment income and unrealized gains and losses on investments. Note 3. Investment Partnerships (continued) Because of a transaction that occurred between The Lion Fund, L.P., and The Lion Fund II, L.P., in 2022, we expect that a majority of the $20,004 deferred tax liability enumerated above will not become due until the dissolution of the investment partnerships. In effect, the tax-basis cost increased for the common stock of certain unaffiliated securities held by the investment partnerships. The Company’s proportionate share of Company stock held by the investment partnerships at cost was $452,164 and $438,598 at December 31, 2025 and 2024, respectively. The carrying value of the partnership interest approximates fair value adjusted by the value of held Company stock. Fair value of our partnership interest is assessed according to our proportional ownership interest of the fair value of investments held by the investment partnerships. Unrealized gains and losses on marketable securities held by the investment partnerships affect our net earnings. Gains/losses from investment partnerships recorded in the Company’s consolidated statements of earnings are presented below. 56 December 31, 2025 2024 Deferred commissions on gift cards sold by third parties ........................................................... $ 1,044 $ 1,136 Assets held for sale ..................................................................................................................... 1,134 1,081 Deferred acquisition costs ........................................................................................................... 2,830 394 Prepaid contractual obligations ................................................................................................... 8,634 5,105 Other current assets ..................................................................................................................... $ 13,642 $ 7,716 The assets classified as held for sale at December 31, 2025 and 2024, include properties which were previously company- operated restaurants. Note 5. Property and Equipment Property and equipment are composed of the following. December 31, 2025 2024 Land ............................................................................................................................................ $ 133,516 $ 134,738 Buildings ..................................................................................................................................... 169,307 160,282 Land and leasehold improvements .............................................................................................. 155,817 152,091 Equipment ................................................................................................................................... 213,395 213,800 Oil and gas properties ................................................................................................................. 157,960 156,849 Construction in progress ............................................................................................................. 2,195 672 832,190 818,432 Less accumulated depreciation, depletion, and amortization ...................................................... (465,583) (442,277) Property and equipment, net ....................................................................................................... $ 366,607 $ 376,155 The depreciation and amortization expense for property and equipment for 2025, 2024, and 2023 was $29,183, $28,840, and $28,751, respectively. The depletion expense related to oil and gas properties was $10,899, $10,232, and $9,533 during 2025, 2024, and 2023, respectively. The accretion expense of the Company’s asset retirement obligations was $697, $771, and $695 during 2025, 2024, and 2023, respectively. Accretion expense is included in depreciation, depletion, and amortization expense within the consolidated statement of earnings. Accumulated depreciation, depletion, and accretion on oil and gas properties was $65,570 and $54,838 as of December 31, 2025 and 2024, respectively. The Company recorded impairments to restaurant long-lived assets of $1,251 and $107 during 2025 and 2024, respectively. The fair value of the long-lived assets was determined based on Level 3 inputs using a discounted cash flow model and quoted prices for the properties. We did not record any impairments to our oil and gas assets during 2025 and 2024. However, if commodity prices fall below current levels, we may be required to record impairments in future periods and such impairments could be material. Further, if commodity prices decrease, our production, proved reserves, and cash flows will be adversely impacted. Abraxas Petroleum recorded gains of $11,877, $16,700, and $13,563 during 2025, 2024, and 2023, respectively, as a result of selling undeveloped reserves. Abraxas may receive future royalties for each of these transactions as the reserves are developed by the respective unaffiliated parties. Note 4. Other Current Assets Other current assets include the following. 57

5756 2025 2024 2023 Gains (losses) from investment partnerships ................................................... $ (67,001) $ (41,058) $ 19,440 Tax expense (benefit) ...................................................................................... (15,005) (12,939) 4,794 Contribution to net earnings ............................................................................ $ (51,996) $ (28,119) $ 14,646 On December 31 of each year, the general partner of the investment partnerships, Biglari Capital, will earn an incentive reallocation fee for the Company’s investments equal to 25% of the net profits above an annual hurdle rate of 6% over the previous high-water mark. Our policy is to accrue an estimated incentive fee throughout the year. An incentive reallocation from Biglari Holdings to Biglari Capital would include gains on the Company’s common stock. Gains and losses on the Company’s common stock and the related incentive reallocations are eliminated in our financial statements. There were no incentive reallocations from Biglari Holdings to Biglari Capital during 2025, 2024, or 2023. Summarized financial information for The Lion Fund, L.P., and The Lion Fund II, L.P., is presented below. Equity in Investment Partnerships Lion Fund Lion Fund II Total assets as of December 31, 2025 ......................................................................................... $ 750,172 $ 293,051 Total liabilities as of December 31, 2025 ................................................................................... $ 16,742 $ 163,900 Revenue for the year ended December 31, 2025 ........................................................................ $ 152,330 $ (53,868) Earnings for the year ended December 31, 2025 ........................................................................ $ 151,327 $ (63,437) Biglari Holdings’ average ownership interest during 2025 ........................................................ 91.4% 88.6 % Total assets as of December 31, 2024 ......................................................................................... $ 567,387 $ 367,630 Total liabilities as of December 31, 2024 ................................................................................... $ 20,609 $ 188,202 Revenue for the year ended December 31, 2024 ........................................................................ $ 156,463 $ (14,421) Earnings for the year ended December 31, 2024 ........................................................................ $ 154,805 $ (25,779) Biglari Holdings’ average ownership interest during 2024 ........................................................ 90.1% 87.2 % Total assets as of December 31, 2023 ......................................................................................... $ 371,365 $ 373,302 Total liabilities as of December 31, 2023 ................................................................................... $ 26,594 $ 185,024 Revenue for the year ended December 31, 2023 ........................................................................ $ 48,242 $ 31,157 Earnings for the year ended December 31, 2023 ........................................................................ $ 47,154 $ 21,135 Biglari Holdings’ average ownership interest during 2023 ........................................................ 89.0% 86.4 % Revenue in the financial information of the investment partnerships, summarized above, includes investment income and unrealized gains and losses on investments. Note 3. Investment Partnerships (continued) Because of a transaction that occurred between The Lion Fund, L.P., and The Lion Fund II, L.P., in 2022, we expect that a majority of the $20,004 deferred tax liability enumerated above will not become due until the dissolution of the investment partnerships. In effect, the tax-basis cost increased for the common stock of certain unaffiliated securities held by the investment partnerships. The Company’s proportionate share of Company stock held by the investment partnerships at cost was $452,164 and $438,598 at December 31, 2025 and 2024, respectively. The carrying value of the partnership interest approximates fair value adjusted by the value of held Company stock. Fair value of our partnership interest is assessed according to our proportional ownership interest of the fair value of investments held by the investment partnerships. Unrealized gains and losses on marketable securities held by the investment partnerships affect our net earnings. Gains/losses from investment partnerships recorded in the Company’s consolidated statements of earnings are presented below. 56 December 31, 2025 2024 Deferred commissions on gift cards sold by third parties ........................................................... $ 1,044 $ 1,136 Assets held for sale ..................................................................................................................... 1,134 1,081 Deferred acquisition costs ........................................................................................................... 2,830 394 Prepaid contractual obligations ................................................................................................... 8,634 5,105 Other current assets ..................................................................................................................... $ 13,642 $ 7,716 The assets classified as held for sale at December 31, 2025 and 2024, include properties which were previously company- operated restaurants. Note 5. Property and Equipment Property and equipment are composed of the following. December 31, 2025 2024 Land ............................................................................................................................................ $ 133,516 $ 134,738 Buildings ..................................................................................................................................... 169,307 160,282 Land and leasehold improvements .............................................................................................. 155,817 152,091 Equipment ................................................................................................................................... 213,395 213,800 Oil and gas properties ................................................................................................................. 157,960 156,849 Construction in progress ............................................................................................................. 2,195 672 832,190 818,432 Less accumulated depreciation, depletion, and amortization ...................................................... (465,583) (442,277) Property and equipment, net ....................................................................................................... $ 366,607 $ 376,155 The depreciation and amortization expense for property and equipment for 2025, 2024, and 2023 was $29,183, $28,840, and $28,751, respectively. The depletion expense related to oil and gas properties was $10,899, $10,232, and $9,533 during 2025, 2024, and 2023, respectively. The accretion expense of the Company’s asset retirement obligations was $697, $771, and $695 during 2025, 2024, and 2023, respectively. Accretion expense is included in depreciation, depletion, and amortization expense within the consolidated statement of earnings. Accumulated depreciation, depletion, and accretion on oil and gas properties was $65,570 and $54,838 as of December 31, 2025 and 2024, respectively. The Company recorded impairments to restaurant long-lived assets of $1,251 and $107 during 2025 and 2024, respectively. The fair value of the long-lived assets was determined based on Level 3 inputs using a discounted cash flow model and quoted prices for the properties. We did not record any impairments to our oil and gas assets during 2025 and 2024. However, if commodity prices fall below current levels, we may be required to record impairments in future periods and such impairments could be material. Further, if commodity prices decrease, our production, proved reserves, and cash flows will be adversely impacted. Abraxas Petroleum recorded gains of $11,877, $16,700, and $13,563 during 2025, 2024, and 2023, respectively, as a result of selling undeveloped reserves. Abraxas may receive future royalties for each of these transactions as the reserves are developed by the respective unaffiliated parties. Note 4. Other Current Assets Other current assets include the following. 57

58 59 December 31 2025 2024 Beginning balance ...................................................................................................................... $ 15,754 $ 15,046 Liabilities settled ......................................................................................................................... (604) (63) Accretion expense ....................................................................................................................... 697 771 Asset retirement obligation ......................................................................................................... $ 15,847 $ 15,754 As of December 31, 2025 and 2024, $305 and $536, respectively, is classified as current asset retirement obligations and is included in accounts payable and accrued expenses in the consolidated balance sheets. Note 7. Goodwill and Other Intangible Assets Goodwill Goodwill consists of the excess of the purchase price over the fair value of the net assets acquired in connection with business acquisitions. A reconciliation of the change in the carrying value of goodwill is as follows. Restaurants Insurance Total Balance as of December 31, 2023 Goodwill ....................................................................................................... $ 28,117 $ 25,713 $ 53,830 Accumulated impairment losses ................................................................... (1,300) — (1,300) $ 26,817 $ 25,713 $ 52,530 Change in foreign exchange rates during 2024 ............................................. (34) — (34) Balance as of December 31, 2024 ................................................................... $ 26,783 $ 25,713 $ 52,496 Change in foreign exchange rates during 2025 ............................................. 72 — 72 Balance as of December 31, 2025 ................................................................... $ 26,855 $ 25,713 $ 52,568 Note 5. Property and Equipment (continued) Also during 2025, 2024, and 2023, the Company recognized net gains of $3,685, $6,394, and $7,918, respectively, in connection with property sales, lease terminations, and asset disposals which are included in selling, general and administrative expenses in the consolidated statements of earnings. The property and equipment cost related to finance obligations as of December 31, 2025, is as follows: $50,721 of buildings, $42,002 of land, $30,346 of land and leasehold improvements, and $65,160 of accumulated depreciation. Note 6. Asset Retirement Obligations A reconciliation of the ending aggregate carrying amount of asset retirement obligations is as follows. 58 Trade Names Lease Rights Total Balance as of December 31, 2023 Intangibles ..................................................................................................... $ 15,876 $ 11,102 $ 26,978 Accumulated impairment losses .................................................................... — (3,748) (3,748) $ 15,876 $ 7,354 $ 23,230 Change in foreign exchange rates during 2024 ............................................. — (410) (410) Balance as of December 31, 2024 ................................................................... $ 15,876 $ 6,944 $ 22,820 Change in foreign exchange rates during 2025 ............................................. — 854 854 Balance as of December 31, 2025 ................................................................... $ 15,876 $ 7,798 $ 23,674 Intangible assets with indefinite lives consist of trade names and lease rights. No impairment was recorded in 2025 and 2024. Note 8. Accounts Payable and Accrued Expenses Accounts payable and accrued expenses include the following. December 31, 2025 2024 Accounts payable ........................................................................................................................ $ 34,173 $ 28,542 Gift cards and other marketing .................................................................................................... 5,865 6,655 Insurance accruals ....................................................................................................................... 1,221 1,746 Compensation .............................................................................................................................. 5,975 4,911 Deferred revenue ......................................................................................................................... 3,517 3,723 Taxes payable .............................................................................................................................. 10,084 8,134 Oil and gas payable ..................................................................................................................... 1,253 1,912 Professional fees .......................................................................................................................... 4,226 3,052 Due to broker ............................................................................................................................... 4,343 3,517 Other ............................................................................................................................................ 2,289 1,189 Accounts payable and accrued expenses ..................................................................................... $ 72,946 $ 63,381 Note 7. Goodwill and Other Intangible Assets (continued) We evaluate goodwill and any indefinite-lived intangible assets for impairment annually, or more frequently if circumstances indicate impairment may have occurred. Goodwill and indefinite-lived intangible asset impairment evaluations include determining the estimated fair values of our reporting units and indefinite-lived intangible assets. The key assumptions and inputs used in such determinations may include forecasting revenue and expenses, cash flows, and capital expenditures, as well as an appropriate discount rate and other inputs. Significant judgment by management is required in estimating the fair value of a reporting unit and in performing impairment reviews. Due to the inherent subjectivity and uncertainty in forecasting future cash flows and earnings over long periods of time, actual results may differ materially from the forecasts. If the carrying value of the indefinite-lived intangible asset exceeds fair value, the excess is charged to earnings as an impairment loss. If the carrying value of a reporting unit exceeds the estimated fair value of the reporting unit, then the excess, limited to the carrying amount of goodwill, will be charged to earnings as an impairment loss. GAAP allows entities testing for impairment the option of performing a qualitative assessment before calculating the fair value of a reporting unit for the goodwill impairment test. For our 2025 annual goodwill impairment testing, we elected to perform qualitative assessments for our reporting units. No indicators of impairment were noted in our insurance reporting units. During the second quarter of 2025, we performed our annual assessment of our recoverability of goodwill related to the Western Sizzlin reporting unit and no impairment was recorded. During the second quarter of 2024, $1,000 of impairment was recorded related to the Western Sizzlin reporting unit. There was no impairment recorded by Steak n Shake in 2025 and 2024. Other Intangible Assets Intangible assets with indefinite lives are composed of the following. 59

5958 December 31 2025 2024 Beginning balance ...................................................................................................................... $ 15,754 $ 15,046 Liabilities settled ......................................................................................................................... (604) (63) Accretion expense ....................................................................................................................... 697 771 Asset retirement obligation ......................................................................................................... $ 15,847 $ 15,754 As of December 31, 2025 and 2024, $305 and $536, respectively, is classified as current asset retirement obligations and is included in accounts payable and accrued expenses in the consolidated balance sheets. Note 7. Goodwill and Other Intangible Assets Goodwill Goodwill consists of the excess of the purchase price over the fair value of the net assets acquired in connection with business acquisitions. A reconciliation of the change in the carrying value of goodwill is as follows. Restaurants Insurance Total Balance as of December 31, 2023 Goodwill ....................................................................................................... $ 28,117 $ 25,713 $ 53,830 Accumulated impairment losses ................................................................... (1,300) — (1,300) $ 26,817 $ 25,713 $ 52,530 Change in foreign exchange rates during 2024 ............................................. (34) — (34) Balance as of December 31, 2024 ................................................................... $ 26,783 $ 25,713 $ 52,496 Change in foreign exchange rates during 2025 ............................................. 72 — 72 Balance as of December 31, 2025 ................................................................... $ 26,855 $ 25,713 $ 52,568 Note 5. Property and Equipment (continued) Also during 2025, 2024, and 2023, the Company recognized net gains of $3,685, $6,394, and $7,918, respectively, in connection with property sales, lease terminations, and asset disposals which are included in selling, general and administrative expenses in the consolidated statements of earnings. The property and equipment cost related to finance obligations as of December 31, 2025, is as follows: $50,721 of buildings, $42,002 of land, $30,346 of land and leasehold improvements, and $65,160 of accumulated depreciation. Note 6. Asset Retirement Obligations A reconciliation of the ending aggregate carrying amount of asset retirement obligations is as follows. 58 Trade Names Lease Rights Total Balance as of December 31, 2023 Intangibles ..................................................................................................... $ 15,876 $ 11,102 $ 26,978 Accumulated impairment losses .................................................................... — (3,748) (3,748) $ 15,876 $ 7,354 $ 23,230 Change in foreign exchange rates during 2024 ............................................. — (410) (410) Balance as of December 31, 2024 ................................................................... $ 15,876 $ 6,944 $ 22,820 Change in foreign exchange rates during 2025 ............................................. — 854 854 Balance as of December 31, 2025 ................................................................... $ 15,876 $ 7,798 $ 23,674 Intangible assets with indefinite lives consist of trade names and lease rights. No impairment was recorded in 2025 and 2024. Note 8. Accounts Payable and Accrued Expenses Accounts payable and accrued expenses include the following. December 31, 2025 2024 Accounts payable ........................................................................................................................ $ 34,173 $ 28,542 Gift cards and other marketing .................................................................................................... 5,865 6,655 Insurance accruals ....................................................................................................................... 1,221 1,746 Compensation .............................................................................................................................. 5,975 4,911 Deferred revenue ......................................................................................................................... 3,517 3,723 Taxes payable .............................................................................................................................. 10,084 8,134 Oil and gas payable ..................................................................................................................... 1,253 1,912 Professional fees .......................................................................................................................... 4,226 3,052 Due to broker ............................................................................................................................... 4,343 3,517 Other ............................................................................................................................................ 2,289 1,189 Accounts payable and accrued expenses ..................................................................................... $ 72,946 $ 63,381 Note 7. Goodwill and Other Intangible Assets (continued) We evaluate goodwill and any indefinite-lived intangible assets for impairment annually, or more frequently if circumstances indicate impairment may have occurred. Goodwill and indefinite-lived intangible asset impairment evaluations include determining the estimated fair values of our reporting units and indefinite-lived intangible assets. The key assumptions and inputs used in such determinations may include forecasting revenue and expenses, cash flows, and capital expenditures, as well as an appropriate discount rate and other inputs. Significant judgment by management is required in estimating the fair value of a reporting unit and in performing impairment reviews. Due to the inherent subjectivity and uncertainty in forecasting future cash flows and earnings over long periods of time, actual results may differ materially from the forecasts. If the carrying value of the indefinite-lived intangible asset exceeds fair value, the excess is charged to earnings as an impairment loss. If the carrying value of a reporting unit exceeds the estimated fair value of the reporting unit, then the excess, limited to the carrying amount of goodwill, will be charged to earnings as an impairment loss. GAAP allows entities testing for impairment the option of performing a qualitative assessment before calculating the fair value of a reporting unit for the goodwill impairment test. For our 2025 annual goodwill impairment testing, we elected to perform qualitative assessments for our reporting units. No indicators of impairment were noted in our insurance reporting units. During the second quarter of 2025, we performed our annual assessment of our recoverability of goodwill related to the Western Sizzlin reporting unit and no impairment was recorded. During the second quarter of 2024, $1,000 of impairment was recorded related to the Western Sizzlin reporting unit. There was no impairment recorded by Steak n Shake in 2025 and 2024. Other Intangible Assets Intangible assets with indefinite lives are composed of the following. 59

60 61 Note 9. Unpaid Losses and Loss Adjustment Expenses Other liabilities for unpaid losses and loss adjustment expenses (also referred to as “claim liabilities”) under insurance contracts are based upon estimates of the ultimate claim costs associated with claim occurrences as of the balance sheet date and include estimates for incurred-but-not-reported (“IBNR”) claims. A reconciliation of the changes in claim liabilities, net of reinsurance, for each of the years ended December 31, 2025 and 2024, follows. 2025 2024 Balance at beginning of year: Gross liabilities ......................................................................................................................... $ 18,028 $ 16,105 Reinsurance recoverable on unpaid losses ................................................................................ (778) (937) Net liabilities ............................................................................................................................. 17,250 15,168 Incurred losses and loss adjustment expenses: Current accident year ................................................................................................................ 45,383 45,445 Prior accident years ................................................................................................................... (421) (1,802) Total ......................................................................................................................................... 44,962 43,643 Paid losses and loss adjustment expenses: Current accident year ................................................................................................................ 36,640 35,052 Prior accident years ................................................................................................................... 7,352 6,509 Total .......................................................................................................................................... 43,992 41,561 Balance at December 31: Net liabilities ............................................................................................................................. 18,220 17,250 Reinsurance recoverable on unpaid losses ................................................................................ 1,126 778 Gross liabilities ......................................................................................................................... $ 19,346 $ 18,028 We recorded net reductions of estimated ultimate liabilities for prior accident years of $421 in 2025 and $1,802 in 2024. These reductions, as a percentage of net liabilities at the beginning of each year, were 2.4% in 2025 and 11.9% in 2024. 60 Our net incurred and paid liability losses and loss adjustment expenses are summarized by accident year below. IBNR and case development liabilities are as of December 31, 2025. Incurred Losses and Loss Adjustment Expenses through December 31, Accident Year 2018* 2019* 2020* 2021* 2022* 2023* 2024* 2025 IBNR and Case Development Liabilities Cumulative Number of Reported Claims 2018 $ 26,576 $ 26,650 $ 26,452 $ 26,386 $ 26,327 $ 26,193 $ 26,187 $ 26,165 $ 109 3,362 2019 27,331 26,746 26,446 26,322 25,971 25,223 25,237 13 3,129 2020 26,415 25,141 24,314 23,804 23,827 23,896 36 3,090 2021 26,554 26,527 26,267 26,597 26,567 452 3,204 2022 34,356 32,137 31,674 31,301 660 3,192 2023 35,449 34,695 34,719 2,053 3,319 2024 41,195 40,868 4,812 4,316 2025 40,854 8,588 3,783 $ 249,607 Cumulative Paid Losses and Loss Adjustment Expenses through December 31, Accident Year 2018* 2019* 2020* 2021* 2022* 2023* 2024* 2025 2018 $ 20,246 $ 23,796 $ 24,844 $ 25,590 $ 25,974 $ 26,048 $ 26,078 $ 26,056 2019 20,755 23,787 24,649 25,358 25,820 25,211 25,224 2020 20,481 22,614 23,386 23,490 23,772 23,861 2021 19,648 22,799 24,365 25,903 26,115 2022 24,774 28,738 29,789 30,641 2023 27,251 31,118 32,665 2024 30,206 36,056 2025 32,266 Paid losses and loss adjustment expenses 232,884 Incurred less paid losses and loss adjustment expenses 16,723 Unpaid loss adjustment expenses 1,497 Net unpaid losses and loss adjustment expenses $ 18,220 *Unaudited required supplemental information Loss and loss adjustment expense reserves include an amount for reported losses and an amount for losses incurred but not reported. We establish average liabilities based on expected severities for newly reported claims prior to establishing individual case reserves when insufficient time or information is available for specific claim estimates and for large volumes of minor physical damage claims that, once reported, are quickly settled. We establish case loss estimates for claims, including estimates for loss adjustment expenses, as the facts and merits of the claim are evaluated. Such reserves are necessarily based upon estimates, and while management, based on past experience, believes that the amount is adequate, the ultimate liability may be more or less than the amounts provided. We may record supplemental IBNR liabilities in certain situations when actuarial techniques are difficult to apply. The methods for making such estimates and for establishing the resulting reserves are continually reviewed, and any adjustments are reflected in operations annually. Note 9. Unpaid Losses and Loss Adjustment Expenses (continued) 61

6160 Note 9. Unpaid Loss and Loss Adjustment Expenses Other liabilities for unpaid losses and loss adjustment expenses (also referred to as “claim liabilities”) under insurance contracts are based upon estimates of the ultimate claim costs associated with claim occurrences as of the balance sheet date and include estimates for incurred-but-not-reported (“IBNR”) claims. A reconciliation of the changes in claim liabilities, net of reinsurance, for each of the years ended December 31, 2025 and 2024, follows. 2025 2024 Balance at beginning of year: Gross liabilities ......................................................................................................................... $ 18,028 $ 16,105 Reinsurance recoverable on unpaid losses ................................................................................ (778) (937) Net liabilities ............................................................................................................................. 17,250 15,168 Incurred losses and loss adjustment expenses: Current accident year ................................................................................................................ 45,383 45,445 Prior accident years ................................................................................................................... (421) (1,802) Total ......................................................................................................................................... 44,962 43,643 Paid losses and loss adjustment expenses: Current accident year ................................................................................................................ 36,640 35,052 Prior accident years ................................................................................................................... 7,352 6,509 Total .......................................................................................................................................... 43,992 41,561 Balance at December 31: Net liabilities ............................................................................................................................. 18,220 17,250 Reinsurance recoverable on unpaid losses ................................................................................ 1,126 778 Gross liabilities ......................................................................................................................... $ 19,346 $ 18,028 We recorded net reductions of estimated ultimate liabilities for prior accident years of $421 in 2025 and $1,802 in 2024. These reductions, as a percentage of net liabilities at the beginning of each year, were 2.4% in 2025 and 11.9% in 2024. 60 Our net incurred and paid liability losses and loss adjustment expenses are summarized by accident year below. IBNR and case development liabilities are as of December 31, 2025. Incurred Losses and Loss Adjustment Expenses through December 31, Accident Year 2018* 2019* 2020* 2021* 2022* 2023* 2024* 2025 IBNR and Case Development Liabilities Cumulative Number of Reported Claims 2018 $ 26,576 $ 26,650 $ 26,452 $ 26,386 $ 26,327 $ 26,193 $ 26,187 $ 26,165 $ 109 3,362 2019 27,331 26,746 26,446 26,322 25,971 25,223 25,237 13 3,129 2020 26,415 25,141 24,314 23,804 23,827 23,896 36 3,090 2021 26,554 26,527 26,267 26,597 26,567 452 3,204 2022 34,356 32,137 31,674 31,301 660 3,192 2023 35,449 34,695 34,719 2,053 3,319 2024 41,195 40,868 4,812 4,316 2025 40,854 8,588 3,783 $ 249,607 Cumulative Paid Losses and Loss Adjustment Expenses through December 31, Accident Year 2018* 2019* 2020* 2021* 2022* 2023* 2024* 2025 2018 $ 20,246 $ 23,796 $ 24,844 $ 25,590 $ 25,974 $ 26,048 $ 26,078 $ 26,056 2019 20,755 23,787 24,649 25,358 25,820 25,211 25,224 2020 20,481 22,614 23,386 23,490 23,772 23,861 2021 19,648 22,799 24,365 25,903 26,115 2022 24,774 28,738 29,789 30,641 2023 27,251 31,118 32,665 2024 30,206 36,056 2025 32,266 Paid losses and loss adjustment expenses 232,884 Incurred less paid losses and loss adjustment expenses 16,723 Unpaid loss adjustment expenses 1,497 Net unpaid losses and loss adjustment expenses $ 18,220 *Unaudited required supplemental information Loss and loss adjustment expense reserves include an amount for reported losses and an amount for losses incurred but not reported. We establish average liabilities based on expected severities for newly reported claims prior to establishing individual case reserves when insufficient time or information is available for specific claim estimates and for large volumes of minor physical damage claims that, once reported, are quickly settled. We establish case loss estimates for claims, including estimates for loss adjustment expenses, as the facts and merits of the claim are evaluated. Such reserves are necessarily based upon estimates, and while management, based on past experience, believes that the amount is adequate, the ultimate liability may be more or less than the amounts provided. We may record supplemental IBNR liabilities in certain situations when actuarial techniques are difficult to apply. The methods for making such estimates and for establishing the resulting reserves are continually reviewed, and any adjustments are reflected in operations annually. Note 9. Unpaid Losses and Loss Adjustment Expenses (continued) 61

62 63 First Guard First Guard’s claim liabilities predominately relate to commercial truck claims. For such claims, we establish and evaluate unpaid claim liabilities using historical claims data and other data as necessary to determine our best estimate, with an annual review by certified actuaries and certified public accountants. Claim liabilities include average case, case development, and IBNR estimates. Southern Pioneer Southern Pioneer’s claim liabilities predominately relate to liquor liability, garage liability, and commercial property as well as homeowners and dwelling fire claims. For such claims, we establish and evaluate unpaid claim liabilities using standard actuarial methods and techniques. The actuarial methods utilize historical claims data, adjusted when deemed appropriate to reflect perceived changes in loss patterns. Claim liabilities include average case, case development, and IBNR estimates. Note 10. Income Taxes The components of the provision for income taxes consist of the following. 2025 Current: Federal ................................................................................................................................................................ $ 194 State .................................................................................................................................................................... 1,086 Total current ........................................................................................................................................................... 1,280 Deferred: Federal ................................................................................................................................................................ (10,727) State .................................................................................................................................................................... (756) Total deferred ......................................................................................................................................................... (11,483) Income tax expense (benefit) .................................................................................................................................. $ (10,203) 2024 2023 Current: Federal ..................................................................................................................................... $ 2,702 $ 2,197 State ......................................................................................................................................... 1,392 544 Deferred ....................................................................................................................................... (8,489) 6,567 Income tax expense (benefit) ....................................................................................................... $ (4,395) $ 9,308 We did not have a net tax expense or benefit on income from international operations. Note 9. Unpaid Losses and Loss Adjustment Expenses (continued) 62 2025 Reconciliation of effective income tax: Tax at U.S. statutory rates ....................................................................................................... $ (10,015) 21.0 % State income taxes, net of federal benefit (1) ........................................................................... (47) 0.1 % Foreign tax effects: Foreign tax rate differences ................................................................................................ (184) 0.4 % Changes in valuation allowance ......................................................................................... 1,213 (2.5) % Federal income tax credits ...................................................................................................... (220) 0.4 % Nontaxable or nondeductible Dividends received deduction ............................................................................................ (502) 1.0 % Excess percentage depletion ............................................................................................... (518) 1.1 % Other nontaxable or nondeductible .................................................................................... 236 (0.5) % Changes in unrecognized tax benefits ..................................................................................... 204 (0.4) % Other ........................................................................................................................................ (370) 0.8 % Income tax expense (benefit) ....................................................................................................... $ (10,203) 21.4% (1) State taxes in Indiana and Illinois made up the majority of the tax effect in this category. There were no material effects from changes in tax laws or rates enacted in the current period or cross-border tax laws. 2024 2023 Reconciliation of effective income tax: Tax at U.S. statutory rates ....................................................................................................... $ (1,711) $ 13,618 State income taxes, net of federal benefit ............................................................................... (2,485) 1,572 Federal income tax credits ...................................................................................................... (144) (1,309) Dividends received deduction ................................................................................................. (910) (1,169) Valuation allowance ................................................................................................................ 788 709 162(m) compensation limitation ............................................................................................. 91 1,506 Foreign tax rate differences ..................................................................................................... (118) (97) Abraxas tax attributes .............................................................................................................. — (5,660) Other ........................................................................................................................................ 94 138 Income tax expense (benefit) ....................................................................................................... $ (4,395) $ 9,308 During 2023, the Company recognized tax benefits associated with the tax attributes of Abraxas Petroleum’s oil and gas properties. Income (losses) before income taxes includes the following components. 2025 2024 2023 Domestic ........................................................................................................... $ (42,792) $ (4,955) $ 67,736 Foreign ............................................................................................................. (4,899) (3,199) (2,889) $ (47,691) $ (8,154) $ 64,847 As of December 31, 2025, we had $767 of unrecognized tax benefits, including $150 of interest and penalties, which are included in other long-term liabilities in the consolidated balance sheet. As of December 31, 2024, we had $506 of unrecognized tax benefits, including $91 of interest and penalties, which is included in other long-term liabilities in the consolidated balance sheet. Our continuing practice is to recognize interest expense and penalties related to income tax matters in income tax expense. The unrecognized tax benefits of $767 would impact the effective income tax rate if recognized. Adjustments to the Company’s unrecognized tax benefit for gross increases for the current period tax position, gross decreases for prior period tax positions, and the lapse of statutes of limitations during 2025, 2024, and 2023 were not significant. Note 10. Income Taxes (continued) 63

6362 First Guard First Guard’s claim liabilities predominately relate to commercial truck claims. For such claims, we establish and evaluate unpaid claim liabilities using historical claims data and other data as necessary to determine our best estimate, with an annual review by certified actuaries and certified public accountants. Claim liabilities include average case, case development, and IBNR estimates. Southern Pioneer Southern Pioneer’s claim liabilities predominately relate to liquor liability, garage liability, and commercial property as well as homeowners and dwelling fire claims. For such claims, we establish and evaluate unpaid claim liabilities using standard actuarial methods and techniques. The actuarial methods utilize historical claims data, adjusted when deemed appropriate to reflect perceived changes in loss patterns. Claim liabilities include average case, case development, and IBNR estimates. Note 10. Income Taxes The components of the provision for income taxes consist of the following. 2025 Current: Federal ................................................................................................................................................................ $ 194 State .................................................................................................................................................................... 1,086 Total current ........................................................................................................................................................... 1,280 Deferred: Federal ................................................................................................................................................................ (10,727) State .................................................................................................................................................................... (756) Total deferred ......................................................................................................................................................... (11,483) Income tax expense (benefit) .................................................................................................................................. $ (10,203) 2024 2023 Current: Federal ..................................................................................................................................... $ 2,702 $ 2,197 State ......................................................................................................................................... 1,392 544 Deferred ....................................................................................................................................... (8,489) 6,567 Income tax expense (benefit) ....................................................................................................... $ (4,395) $ 9,308 We did not have a net tax expense or benefit on income from international operations. Note 9. Unpaid Losses and Loss Adjustment Expenses (continued) 62 2025 Reconciliation of effective income tax: Tax at U.S. statutory rates ....................................................................................................... $ (10,015) 21.0 % State income taxes, net of federal benefit (1) ........................................................................... (47) 0.1 % Foreign tax effects: Foreign tax rate differences ................................................................................................ (184) 0.4 % Changes in valuation allowance ......................................................................................... 1,213 (2.5) % Federal income tax credits ...................................................................................................... (220) 0.4 % Nontaxable or nondeductible Dividends received deduction ............................................................................................ (502) 1.0 % Excess percentage depletion ............................................................................................... (518) 1.1 % Other nontaxable or nondeductible .................................................................................... 236 (0.5) % Changes in unrecognized tax benefits ..................................................................................... 204 (0.4) % Other ........................................................................................................................................ (370) 0.8 % Income tax expense (benefit) ....................................................................................................... $ (10,203) 21.4% (1) State taxes in Indiana and Illinois made up the majority of the tax effect in this category. There were no material effects from changes in tax laws or rates enacted in the current period or cross-border tax laws. 2024 2023 Reconciliation of effective income tax: Tax at U.S. statutory rates ....................................................................................................... $ (1,711) $ 13,618 State income taxes, net of federal benefit ............................................................................... (2,485) 1,572 Federal income tax credits ...................................................................................................... (144) (1,309) Dividends received deduction ................................................................................................. (910) (1,169) Valuation allowance ................................................................................................................ 788 709 162(m) compensation limitation ............................................................................................. 91 1,506 Foreign tax rate differences ..................................................................................................... (118) (97) Abraxas tax attributes .............................................................................................................. — (5,660) Other ........................................................................................................................................ 94 138 Income tax expense (benefit) ....................................................................................................... $ (4,395) $ 9,308 During 2023, the Company recognized tax benefits associated with the tax attributes of Abraxas Petroleum’s oil and gas properties. Income (losses) before income taxes includes the following components. 2025 2024 2023 Domestic ........................................................................................................... $ (42,792) $ (4,955) $ 67,736 Foreign ............................................................................................................. (4,899) (3,199) (2,889) $ (47,691) $ (8,154) $ 64,847 As of December 31, 2025, we had $767 of unrecognized tax benefits, including $150 of interest and penalties, which are included in other long-term liabilities in the consolidated balance sheet. As of December 31, 2024, we had $506 of unrecognized tax benefits, including $91 of interest and penalties, which is included in other long-term liabilities in the consolidated balance sheet. Our continuing practice is to recognize interest expense and penalties related to income tax matters in income tax expense. The unrecognized tax benefits of $767 would impact the effective income tax rate if recognized. Adjustments to the Company’s unrecognized tax benefit for gross increases for the current period tax position, gross decreases for prior period tax positions, and the lapse of statutes of limitations during 2025, 2024, and 2023 were not significant. Note 10. Income Taxes (continued) 63

64 We file income tax returns which are periodically audited by various foreign, federal, state, and local jurisdictions. With few exceptions, we are no longer subject to tax examinations for fiscal years prior to 2021. We believe we have certain state income tax exposures related to fiscal years 2021 through 2025. Deferred tax assets and liabilities are determined based on differences between financial reporting and the tax basis of assets and liabilities and are measured using the currently enacted tax rates and laws that will be in effect when the differences are expected to reverse. Our deferred tax assets and liabilities consist of the following. December 31, 2025 2024 Deferred tax assets: Insurance reserves .................................................................................................................. $ 509 $ 1,572 Compensation accruals ........................................................................................................... 346 308 Gift card accruals .................................................................................................................... 169 214 Net operating loss credit carryforward ................................................................................... 21,243 20,898 Valuation allowance on net operating losses .......................................................................... (15,970) (15,477) Deferred income ..................................................................................................................... 250 272 Bad debt reserve ..................................................................................................................... 920 743 Capital loss carryforward ....................................................................................................... 14,565 — Asset retirement obligation ..................................................................................................... 1,563 573 Other ....................................................................................................................................... 156 820 Total deferred tax assets ......................................................................................................... 23,751 9,923 Deferred tax liabilities: Investment partnerships .......................................................................................................... 20,004 17,255 Investments ............................................................................................................................. (150) 557 Goodwill and intangibles ........................................................................................................ 18,726 19,068 Fixed assets and depletable assets basis difference ................................................................ 3,200 2,436 Total deferred tax liabilities .................................................................................................... 41,780 39,316 Net deferred tax liability ......................................................................................................... $ (18,029) $ (29,393) We have foreign, U.S. federal and state net operating loss carryforwards. The foreign net operating loss carryforwards do not expire. The U.S. federal net operating loss carryforwards were acquired as part of the Abraxas acquisition. These net operating loss carryforwards are limited to $1,001 annually. The majority of the state net operating loss carryforwards expire in 2035 through 2037, and others do not expire. We made federal tax payments of $2,474 and state tax payments of $262 during 2025. No individual state jurisdictions made up more than 5% of the total payments. Note 10. Income Taxes (continued) 64 December 31, 2025 December 31, 2024 Steak n Shake note payable ......................................................................................................... $ 5,820 $ — Biglari Holdings lines of credit ................................................................................................... 27,250 35,000 Total current portion of note payable and lines of credit ............................................................ $ 33,070 $ 35,000 Long-term portion of note payable and lines of credit Steak n Shake note payable ......................................................................................................... $ 213,920 $ — Biglari Holdings lines of credit ................................................................................................... — 10,000 Total long-term portion of note payable and lines of credit ........................................................ $ 213,920 $ 10,000 Biglari Holdings’ Line of Credit Biglari Holdings’ line of credit is 35,000 and matures on September 13, 2026. The line of credit includes customary covenants as well as financial maintenance covenants. There was a $27,250 and $35,000 balance of the line of credit on December 31, 2025 and 2024, respectively. Our interest rate was 6.7% and 7.1% on December 31, 2025 and 2024, respectively. On November 8, 2024, Biglari Holdings entered into a line of credit in an aggregate principal amount of up to $75,000. The line of credit was terminated on September 29, 2025. Steak n Shake Note Payable On September 30, 2025, Steak n Shake obtained a loan of $225,000. The term of the loan is five years, with an interest rate fixed at 8.8% per annum, and the loan will be amortized at a rate of 3.0% per annum. The loan includes customary covenants as well as financial maintenance covenants and customary events of default. The debt is an obligation of Steak n Shake and the proceeds from the loan were distributed to Biglari Holdings. All of the debt is secured by real estate owned by Steak n Shake. Expected principal payments for the Steak n Shake note payable as of December 31, 2025, are as follows. Year 2026 ........................................................................................................................................................................ $ 6,750 2027 ........................................................................................................................................................................ 6,750 2028 ........................................................................................................................................................................ 6,750 2029 ........................................................................................................................................................................ 6,750 2030 ........................................................................................................................................................................ 196,875 Total Steak n Shake note payable ........................................................................................................................... 223,875 Less unamortized debt issuance costs ................................................................................................................ 4,135 Total Steak n Shake note payable, net .................................................................................................................... $ 219,740 Western Sizzlin Revolver Western Sizzlin’s available line of credit is $500. As of December 31, 2025 and 2024, Western Sizzlin had no debt outstanding under its revolver. Note 11. Note Payable and Lines of Credit Note payable and lines of credit include the following. Current portion of note payable and lines of credit 65

6564 We file income tax returns which are periodically audited by various foreign, federal, state, and local jurisdictions. With few exceptions, we are no longer subject to tax examinations for fiscal years prior to 2021. We believe we have certain state income tax exposures related to fiscal years 2021 through 2025. Deferred tax assets and liabilities are determined based on differences between financial reporting and the tax basis of assets and liabilities and are measured using the currently enacted tax rates and laws that will be in effect when the differences are expected to reverse. Our deferred tax assets and liabilities consist of the following. December 31, 2025 2024 Deferred tax assets: Insurance reserves .................................................................................................................. $ 509 $ 1,572 Compensation accruals ........................................................................................................... 346 308 Gift card accruals .................................................................................................................... 169 214 Net operating loss credit carryforward ................................................................................... 21,243 20,898 Valuation allowance on net operating losses .......................................................................... (15,970) (15,477) Deferred income ..................................................................................................................... 250 272 Bad debt reserve ..................................................................................................................... 920 743 Capital loss carryforward ....................................................................................................... 14,565 — Asset retirement obligation ..................................................................................................... 1,563 573 Other ....................................................................................................................................... 156 820 Total deferred tax assets ......................................................................................................... 23,751 9,923 Deferred tax liabilities: Investment partnerships .......................................................................................................... 20,004 17,255 Investments ............................................................................................................................. (150) 557 Goodwill and intangibles ........................................................................................................ 18,726 19,068 Fixed assets and depletable assets basis difference ................................................................ 3,200 2,436 Total deferred tax liabilities .................................................................................................... 41,780 39,316 Net deferred tax liability ......................................................................................................... $ (18,029) $ (29,393) We have foreign, U.S. federal and state net operating loss carryforwards. The foreign net operating loss carryforwards do not expire. The U.S. federal net operating loss carryforwards were acquired as part of the Abraxas acquisition. These net operating loss carryforwards are limited to $1,001 annually. The majority of the state net operating loss carryforwards expire in 2035 through 2037, and others do not expire. We made federal tax payments of $2,474 and state tax payments of $262 during 2025. No individual state jurisdictions made up more than 5% of the total payments. Note 10. Income Taxes (continued) 64 December 31, 2025 December 31, 2024 Steak n Shake note payable ......................................................................................................... $ 5,820 $ — Biglari Holdings lines of credit ................................................................................................... 27,250 35,000 Total current portion of note payable and lines of credit ............................................................ $ 33,070 $ 35,000 Long-term portion of note payable and lines of credit Steak n Shake note payable ......................................................................................................... $ 213,920 $ — Biglari Holdings lines of credit ................................................................................................... — 10,000 Total long-term portion of note payable and lines of credit ........................................................ $ 213,920 $ 10,000 Biglari Holdings’ Line of Credit Biglari Holdings’ line of credit is 35,000 and matures on September 13, 2026. The line of credit includes customary covenants as well as financial maintenance covenants. There was a $27,250 and $35,000 balance of the line of credit on December 31, 2025 and 2024, respectively. Our interest rate was 6.7% and 7.1% on December 31, 2025 and 2024, respectively. On November 8, 2024, Biglari Holdings entered into a line of credit in an aggregate principal amount of up to $75,000. The line of credit was terminated on September 29, 2025. Steak n Shake Note Payable On September 30, 2025, Steak n Shake obtained a loan of $225,000. The term of the loan is five years, with an interest rate fixed at 8.8% per annum, and the loan will be amortized at a rate of 3.0% per annum. The loan includes customary covenants as well as financial maintenance covenants and customary events of default. The debt is an obligation of Steak n Shake and the proceeds from the loan were distributed to Biglari Holdings. All of the debt is secured by real estate owned by Steak n Shake. Expected principal payments for the Steak n Shake note payable as of December 31, 2025, are as follows. Year 2026 ........................................................................................................................................................................ $ 6,750 2027 ........................................................................................................................................................................ 6,750 2028 ........................................................................................................................................................................ 6,750 2029 ........................................................................................................................................................................ 6,750 2030 ........................................................................................................................................................................ 196,875 Total Steak n Shake note payable ........................................................................................................................... 223,875 Less unamortized debt issuance costs ................................................................................................................ 4,135 Total Steak n Shake note payable, net .................................................................................................................... $ 219,740 Western Sizzlin Revolver Western Sizzlin’s available line of credit is $500. As of December 31, 2025 and 2024, Western Sizzlin had no debt outstanding under its revolver. Note 11. Note Payable and Lines of Credit Note payable and lines of credit include the following. Current portion of note payable and lines of credit

66 67 Note 12. Lease Assets and Obligations Lease obligations include the following. December 31, 2025 2024 Current portion of lease obligations Finance lease liabilities ........................................................................................................... $ 1,233 $ 1,250 Finance obligations ................................................................................................................. 4,486 4,664 Operating lease liabilities ....................................................................................................... 8,227 8,535 Total current portion of lease obligations ............................................................................... $ 13,946 $ 14,449 Long-term lease obligations Finance lease liabilities ........................................................................................................... $ 6,157 $ 2,747 Finance obligations ................................................................................................................. 57,881 60,386 Operating lease liabilities ....................................................................................................... 33,663 27,606 Total long-term lease obligations ........................................................................................... $ 97,701 $ 90,739 Nature of Leases Steak n Shake and Western Sizzlin operate restaurants that are located on sites owned by us and leased from third parties. In addition, they own sites and lease sites from third parties that are leased and/or subleased to franchisees. Lease Costs A significant portion of our operating and finance lease portfolio includes restaurant locations. We recognize fixed lease expense for operating leases on a straight-line basis over the lease term. For finance leases, we recognize amortization expense on the right-of-use asset and interest expense on the lease liability over the lease term. Total lease costs consist of the following. 2025 2024 2023 Finance lease costs: Amortization of right-of-use assets ............................................................. $ 1,057 $ 918 $ 949 Interest on lease liabilities ........................................................................... 537 318 345 Operating and variable lease costs ................................................................... 11,720 11,531 12,158 Sublease income ............................................................................................... (10,682) (11,895) (11,874) Total lease costs ............................................................................................... $ 2,632 $ 872 $ 1,578 Supplemental cash flow information related to leases is as follows. Year Ended December 31, 2025 2024 Cash paid for amounts included in the measurement of lease liabilities: Financing cash flows from finance leases ................................................................................ $ 1,213 $ 1,226 Operating cash flows from finance leases ................................................................................ $ 537 $ 318 Operating cash flows from operating leases ............................................................................. $ 10,988 $ 10,831 Supplemental balance sheet information related to leases is as follows. December 31, 2025 2024 Finance leases: Property and equipment, net ........................................................................................................ $ 6,420 $ 2,980 66 2025 Weighted-average remaining lease terms: Finance leases ..................................................................................................................................................... 13.50 years Operating leases ................................................................................................................................................. 6.86 years Weighted-average discount rates: Finance leases ..................................................................................................................................................... 7.0% Operating leases ................................................................................................................................................. 7.0% Maturities of lease liabilities as of December 31, 2025, are as follows. Year Operating Leases Finance Leases 2026 ........................................................................................................................................... $ 10,795 $ 1,703 2027 ........................................................................................................................................... 8,698 1,422 2028 ........................................................................................................................................... 7,606 1,010 2029 ........................................................................................................................................... 6,217 755 2030 ........................................................................................................................................... 4,988 621 After 2030 .................................................................................................................................. 14,129 6,204 Total lease payments ................................................................................................................. 52,433 11,715 Less interest ........................................................................................................................... 10,543 4,325 Total lease liabilities .................................................................................................................. $ 41,890 $ 7,390 Rent expense is presented below. 2025 2024 2023 Minimum rent .................................................................................................. $ 12,658 $ 12,284 $ 12,712 Contingent rent ................................................................................................ 72 8 73 Rent expense .................................................................................................... $ 12,730 $ 12,292 $ 12,785 Lease Income The components of lease income are as follows. 2025 2024 2023 Operating lease income .................................................................................... $ 15,861 $ 16,863 $ 16,343 Variable lease income ...................................................................................... 8,850 7,115 7,349 Total lease income ........................................................................................... $ 24,711 $ 23,978 $ 23,692 Note 12. Lease Assets and Obligations (continued) Weighted-average lease terms and discount rates are as follows. 67

6766 Note 12. Lease Assets and Obligations Lease obligations include the following. December 31, 2025 2024 Current portion of lease obligations Finance lease liabilities ........................................................................................................... $ 1,233 $ 1,250 Finance obligations ................................................................................................................. 4,486 4,664 Operating lease liabilities ....................................................................................................... 8,227 8,535 Total current portion of lease obligations ............................................................................... $ 13,946 $ 14,449 Long-term lease obligations Finance lease liabilities ........................................................................................................... $ 6,157 $ 2,747 Finance obligations ................................................................................................................. 57,881 60,386 Operating lease liabilities ....................................................................................................... 33,663 27,606 Total long-term lease obligations ........................................................................................... $ 97,701 $ 90,739 Nature of Leases Steak n Shake and Western Sizzlin operate restaurants that are located on sites owned by us and leased from third parties. In addition, they own sites and lease sites from third parties that are leased and/or subleased to franchisees. Lease Costs A significant portion of our operating and finance lease portfolio includes restaurant locations. We recognize fixed lease expense for operating leases on a straight-line basis over the lease term. For finance leases, we recognize amortization expense on the right-of-use asset and interest expense on the lease liability over the lease term. Total lease costs consist of the following. 2025 2024 2023 Finance lease costs: Amortization of right-of-use assets ............................................................. $ 1,057 $ 918 $ 949 Interest on lease liabilities ........................................................................... 537 318 345 Operating and variable lease costs ................................................................... 11,720 11,531 12,158 Sublease income ............................................................................................... (10,682) (11,895) (11,874) Total lease costs ............................................................................................... $ 2,632 $ 872 $ 1,578 Supplemental cash flow information related to leases is as follows. Year Ended December 31, 2025 2024 Cash paid for amounts included in the measurement of lease liabilities: Financing cash flows from finance leases ................................................................................ $ 1,213 $ 1,226 Operating cash flows from finance leases ................................................................................ $ 537 $ 318 Operating cash flows from operating leases ............................................................................. $ 10,988 $ 10,831 Supplemental balance sheet information related to leases is as follows. December 31, 2025 2024 Finance leases: Property and equipment, net ........................................................................................................ $ 6,420 $ 2,980 66 2025 Weighted-average remaining lease terms: Finance leases ..................................................................................................................................................... 13.50 years Operating leases ................................................................................................................................................. 6.86 years Weighted-average discount rates: Finance leases ..................................................................................................................................................... 7.0% Operating leases ................................................................................................................................................. 7.0% Maturities of lease liabilities as of December 31, 2025, are as follows. Year Operating Leases Finance Leases 2026 ........................................................................................................................................... $ 10,795 $ 1,703 2027 ........................................................................................................................................... 8,698 1,422 2028 ........................................................................................................................................... 7,606 1,010 2029 ........................................................................................................................................... 6,217 755 2030 ........................................................................................................................................... 4,988 621 After 2030 .................................................................................................................................. 14,129 6,204 Total lease payments ................................................................................................................. 52,433 11,715 Less interest ........................................................................................................................... 10,543 4,325 Total lease liabilities .................................................................................................................. $ 41,890 $ 7,390 Rent expense is presented below. 2025 2024 2023 Minimum rent .................................................................................................. $ 12,658 $ 12,284 $ 12,712 Contingent rent ................................................................................................ 72 8 73 Rent expense .................................................................................................... $ 12,730 $ 12,292 $ 12,785 Lease Income The components of lease income are as follows. 2025 2024 2023 Operating lease income .................................................................................... $ 15,861 $ 16,863 $ 16,343 Variable lease income ...................................................................................... 8,850 7,115 7,349 Total lease income ........................................................................................... $ 24,711 $ 23,978 $ 23,692 Note 12. Lease Assets and Obligations (continued) Weighted-average lease terms and discount rates are as follows. 67

68 69 The following table displays the Company’s future minimum rental receipts for non-cancelable leases and subleases as of December 31, 2025. Franchise partner leases and subleases are short-term leases and have been excluded from the table. Operating Leases Year Subleases Owned Properties 2026 ........................................................................................................................................... $ 622 $ 649 2027 ........................................................................................................................................... 544 660 2028 ........................................................................................................................................... 424 672 2029 ........................................................................................................................................... 338 687 2030 ........................................................................................................................................... 338 697 After 2030 .................................................................................................................................. 19 2,857 Total future minimum receipts .................................................................................................. $ 2,285 $ 6,222 Note 13. Related Party Transactions Services Agreement During 2017, the Company entered into a services agreement with Biglari Enterprises LLC and Biglari Capital Corp. (collectively, the “Biglari Entities”) under which the Biglari Entities provide business and administrative related services to the Company. The Biglari Entities are owned by Mr. Biglari. The services agreement has a rolling five-year term, with annual adjustments to the fixed fee. The Company paid Biglari Enterprises $11,400 in service fees during 2025 and $9,900 during 2024. The services agreement does not alter the Company’s hurdle rate connected with the incentive reallocation paid to Biglari Capital Corp. Investments in The Lion Fund, L.P., and The Lion Fund II, L.P. As of December 31, 2025, the Company’s investments in The Lion Fund, L.P., and The Lion Fund II, L.P., had a fair value of $772,585. Contributions to and distributions from The Lion Fund, L.P., and The Lion Fund II, L.P., were as follows. 2025 2024 2023 Contributions ................................................................................................... $ 89,115 $ 75,938 $ 45,030 Distributions .................................................................................................... (56,000) (10,000) (14,500) $ 33,115 $ 65,938 $ 30,530 The investments are subject to a rolling five-year lock-up period under the terms of the respective partnership agreements. The lock-up period can be waived by the general partner in its sole discretion. As the general partner of the investment partnerships, Biglari Capital will earn an incentive reallocation fee, on December 31 of each year, for the Company’s investments equal to 25% of the net profits above a hurdle rate of 6% over the previous high- water mark. There were no incentive reallocations in 2025, 2024, or 2023. Gains on the Company’s common stock and the related incentive reallocations are eliminated in our financial statements. Incentive Agreement The Incentive Agreement establishes a performance-based annual incentive payment for Mr. Biglari contingent upon the growth in adjusted equity in each year attributable to our operating businesses. In order for Mr. Biglari to receive any incentive, our operating businesses must achieve an annual increase in shareholders’ equity in excess of 6% (the “hurdle rate”) above the previous highest level (the “high-water mark”). Mr. Biglari will receive 25% of any incremental book value created above the high-water mark plus the hurdle rate. Mr. Biglari did not earn an incentive fee during 2025. Mr. Biglari earned an incentive fee of $455 during 2024. The 2024 incentive fee was paid during 2025. Note 12. Lease Assets and Obligations (continued) 68 Note 14. Commitments and Contingencies We are involved in various legal proceedings and have certain unresolved claims pending. We believe, based on examination of these matters and experiences to date, that the ultimate liability, if any, in excess of amounts already provided in our consolidated financial statements, is not likely to have a material effect on our results of operations, financial position, or cash flow. Note 15. Fair Value of Financial Assets The fair values of substantially all of our financial instruments were measured using market or income approaches. Considerable judgment may be required in interpreting the market data used to develop the estimates of fair value. Accordingly, the fair values presented are not necessarily indicative of the amounts that could be realized in an actual current market exchange. The use of alternative market assumptions and/or estimation methodologies may have a material effect on the estimated fair value. The hierarchy for measuring fair value consists of Levels 1 through 3, which are described below. • Level 1 – Inputs represent unadjusted quoted prices for identical assets or liabilities exchanged in active markets. • Level 2 – Inputs include directly or indirectly observable inputs (other than Level 1 inputs), such as quoted prices for similar assets or liabilities exchanged in active or inactive markets; quoted prices for identical assets or liabilities exchanged in inactive markets; other inputs that may be considered in fair value determinations of the assets or liabilities, such as interest rates and yield curves, volatilities, prepayment speeds, loss severities, credit risks, and default rates; and inputs that are derived principally from, or corroborated by, observable market data by correlation or other means. Pricing evaluations generally reflect discounted expected future cash flows, which incorporate yield curves for instruments with similar characteristics, such as credit ratings, estimated durations, and yields for other instruments of the issuer or entities in the same industry sector. • Level 3 – Inputs include unobservable inputs used in the measurement of assets and liabilities. Management is required to use its own assumptions regarding unobservable inputs because there is little, if any, market activity in the assets or liabilities and we may be unable to corroborate the related observable inputs. Unobservable inputs require management to make certain projections and assumptions about the information that would be used by market participants in pricing assets or liabilities. The following methods and assumptions were used to determine the fair value of each class of the following assets recorded at fair value in the consolidated balance sheets: Cash equivalents: Cash equivalents primarily consist of money market funds, which are classified within Level 1 of the fair value hierarchy. Equity securities: The Company’s investments in equity securities are classified within Level 1 or Level 3 of the fair value hierarchy. Bonds: The Company’s investments in bonds consist of both corporate and government debt. Bonds may be classified as Level 1 or Level 2 of the fair value hierarchy. 69

6968 The following table displays the Company’s future minimum rental receipts for non-cancelable leases and subleases as of December 31, 2025. Franchise partner leases and subleases are short-term leases and have been excluded from the table. Operating Leases Year Subleases Owned Properties 2026 ........................................................................................................................................... $ 622 $ 649 2027 ........................................................................................................................................... 544 660 2028 ........................................................................................................................................... 424 672 2029 ........................................................................................................................................... 338 687 2030 ........................................................................................................................................... 338 697 After 2030 .................................................................................................................................. 19 2,857 Total future minimum receipts .................................................................................................. $ 2,285 $ 6,222 Note 13. Related Party Transactions Services Agreement During 2017, the Company entered into a services agreement with Biglari Enterprises LLC and Biglari Capital Corp. (collectively, the “Biglari Entities”) under which the Biglari Entities provide business and administrative related services to the Company. The Biglari Entities are owned by Mr. Biglari. The services agreement has a rolling five-year term, with annual adjustments to the fixed fee. The Company paid Biglari Enterprises $11,400 in service fees during 2025 and $9,900 during 2024. The services agreement does not alter the Company’s hurdle rate connected with the incentive reallocation paid to Biglari Capital Corp. Investments in The Lion Fund, L.P., and The Lion Fund II, L.P. As of December 31, 2025, the Company’s investments in The Lion Fund, L.P., and The Lion Fund II, L.P., had a fair value of $772,585. Contributions to and distributions from The Lion Fund, L.P., and The Lion Fund II, L.P., were as follows. 2025 2024 2023 Contributions ................................................................................................... $ 89,115 $ 75,938 $ 45,030 Distributions .................................................................................................... (56,000) (10,000) (14,500) $ 33,115 $ 65,938 $ 30,530 The investments are subject to a rolling five-year lock-up period under the terms of the respective partnership agreements. The lock-up period can be waived by the general partner in its sole discretion. As the general partner of the investment partnerships, Biglari Capital will earn an incentive reallocation fee, on December 31 of each year, for the Company’s investments equal to 25% of the net profits above a hurdle rate of 6% over the previous high- water mark. There were no incentive reallocations in 2025, 2024, or 2023. Gains on the Company’s common stock and the related incentive reallocations are eliminated in our financial statements. Incentive Agreement The Incentive Agreement establishes a performance-based annual incentive payment for Mr. Biglari contingent upon the growth in adjusted equity in each year attributable to our operating businesses. In order for Mr. Biglari to receive any incentive, our operating businesses must achieve an annual increase in shareholders’ equity in excess of 6% (the “hurdle rate”) above the previous highest level (the “high-water mark”). Mr. Biglari will receive 25% of any incremental book value created above the high-water mark plus the hurdle rate. Mr. Biglari did not earn an incentive fee during 2025. Mr. Biglari earned an incentive fee of $455 during 2024. The 2024 incentive fee was paid during 2025. Note 12. Lease Assets and Obligations (continued) 68 Note 14. Commitments and Contingencies We are involved in various legal proceedings and have certain unresolved claims pending. We believe, based on examination of these matters and experiences to date, that the ultimate liability, if any, in excess of amounts already provided in our consolidated financial statements, is not likely to have a material effect on our results of operations, financial position, or cash flow. Note 15. Fair Value of Financial Assets The fair values of substantially all of our financial instruments were measured using market or income approaches. Considerable judgment may be required in interpreting the market data used to develop the estimates of fair value. Accordingly, the fair values presented are not necessarily indicative of the amounts that could be realized in an actual current market exchange. The use of alternative market assumptions and/or estimation methodologies may have a material effect on the estimated fair value. The hierarchy for measuring fair value consists of Levels 1 through 3, which are described below. • Level 1 – Inputs represent unadjusted quoted prices for identical assets or liabilities exchanged in active markets. • Level 2 – Inputs include directly or indirectly observable inputs (other than Level 1 inputs), such as quoted prices for similar assets or liabilities exchanged in active or inactive markets; quoted prices for identical assets or liabilities exchanged in inactive markets; other inputs that may be considered in fair value determinations of the assets or liabilities, such as interest rates and yield curves, volatilities, prepayment speeds, loss severities, credit risks, and default rates; and inputs that are derived principally from, or corroborated by, observable market data by correlation or other means. Pricing evaluations generally reflect discounted expected future cash flows, which incorporate yield curves for instruments with similar characteristics, such as credit ratings, estimated durations, and yields for other instruments of the issuer or entities in the same industry sector. • Level 3 – Inputs include unobservable inputs used in the measurement of assets and liabilities. Management is required to use its own assumptions regarding unobservable inputs because there is little, if any, market activity in the assets or liabilities and we may be unable to corroborate the related observable inputs. Unobservable inputs require management to make certain projections and assumptions about the information that would be used by market participants in pricing assets or liabilities. The following methods and assumptions were used to determine the fair value of each class of the following assets recorded at fair value in the consolidated balance sheets: Cash equivalents: Cash equivalents primarily consist of money market funds, which are classified within Level 1 of the fair value hierarchy. Equity securities: The Company’s investments in equity securities are classified within Level 1 or Level 3 of the fair value hierarchy. Bonds: The Company’s investments in bonds consist of both corporate and government debt. Bonds may be classified as Level 1 or Level 2 of the fair value hierarchy. 69

70 71 As of December 31, 2025 and 2024, the fair values of financial assets were as follows. December 31, 2025 2024 Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total Assets Cash equivalents ..................... $ 249,825 $ — $ — $ 249,825 $ 11,684 $ — $ — $ 11,684 Equity securities: Consumer goods ................... 42,891 — — 42,891 39,706 — — 39,706 6,777 — 4,000 10,777 5,569 — — 5,569 Other..................................... Bonds: Government .......................... 12,835 2,142 — 14,977 52,328 5,245 — 57,573 Corporate .............................. — 554 — 554 — 750 — 750 Total assets at fair value ......... $ 312,328 $ 2,696 $ 4,000 $ 319,024 $ 109,287 $ 5,995 $ — $ 115,282 There were no changes in the valuation techniques used to measure fair values on a recurring basis. Note 16. Business Segment Reporting Our reportable business segments are organized in a manner that reflects how management views those business activities. Biglari Holdings’ diverse businesses are managed on an unusually decentralized basis. Our restaurant operations include Steak n Shake and Western Sizzlin. Our insurance operations include First Guard, Southern Pioneer, and Biglari Reinsurance. Our oil and gas operations include Southern Oil and Abraxas Petroleum. The Company also reports segment information for Maxim. Other business activities not specifically identified with reportable business segments are presented under corporate and other. We report our earnings from investment partnerships separately. The Company’s chief operating decision-maker is the Chief Executive Officer, who is ultimately responsible for significant capital allocation decisions, evaluating operating performance, and selecting the chief executive to head each of the operating segments. The cost and expense information provided is based on the information regularly provided to the chief operating decision-maker. Given the varied operating segments and the differences in revenue streams and cost structures, there are wide variances in the form, content, and levels of such expense information significant to the business. With respect to insurance underwriting, the chief operating decision-maker considers pre-tax underwriting earnings. Typically, there are no budgeted or forecasted premiums. For most non-insurance businesses, pre-tax earnings are considered in allocating resources and capital. A disaggregation of our consolidated data for each of the three most recent years is presented in the tables that follow. Restaurant 2025 Steak n Shake Western Sizzlin Total Restaurants Revenue ............................................................................................................ $ 270,578 $ 10,292 $ 280,870 Cost and expenses: Cost of food ................................................................................................. 52,663 3,542 56,205 Labor costs ................................................................................................... 53,654 2,521 56,175 Occupancy and other ................................................................................... 50,963 3,399 54,362 Selling, general and administrative ............................................................. 62,791 185 62,976 Depreciation, amortization and impairment ................................................ 27,937 73 28,010 Total costs and expenses .................................................................................. 248,008 9,720 257,728 Earnings before income taxes .......................................................................... $ 22,570 $ 572 $ 23,142 Note 15. Fair Value of Financial Assets (continued) 70 2024 Steak n Shake Western Sizzlin Total Restaurants Revenue ............................................................................................................ $ 240,846 $ 10,601 $ 251,447 Cost and expenses: Cost of food ................................................................................................. 44,440 3,451 47,891 Labor costs ................................................................................................... 47,884 2,547 50,431 Occupancy and other ................................................................................... 47,511 2,977 50,488 Selling, general and administrative ............................................................. 53,870 44 53,914 Depreciation, amortization and impairment ................................................ 27,042 67 27,109 Total costs and expenses .................................................................................. 220,747 9,086 229,833 Earnings before income taxes .......................................................................... $ 20,099 $ 1,515 $ 21,614 2023 Steak n Shake Western Sizzlin Total Restaurants Revenue ............................................................................................................ $ 239,956 $ 10,901 $ 250,857 Cost and expenses: Cost of food ................................................................................................. 41,562 3,431 44,993 Labor costs ................................................................................................... 44,663 2,427 47,090 Occupancy and other ................................................................................... 48,092 2,925 51,017 Selling, general and administrative ............................................................. 48,558 258 48,816 Depreciation, amortization and impairment ................................................ 30,911 67 30,978 Total costs and expenses .................................................................................. 213,786 9,108 222,894 Earnings before income taxes .......................................................................... $ 26,170 $ 1,793 $ 27,963 Insurance 2025 First Guard Southern Pioneer Total Underwriting Investment Income Other Total Insurance Revenue ....................................... $ 36,674 $ 33,473 $ 70,147 $ 3,339 $ 2,977 $ 76,463 Cost and expenses: Insurance losses ......................... 23,028 20,114 43,142 — — 43,142 Underwriting expenses .............. 7,631 12,164 19,795 — — 19,795 Other segment items .................. — — — — 810 810 Total costs and expenses .............. 30,659 32,278 62,937 — 810 63,747 Earnings before income taxes ...... $ 6,015 $ 1,195 $ 7,210 $ 3,339 $ 2,167 $ 12,716 2024 First Guard Southern Pioneer Total Underwriting Investment Income Other Total Insurance Revenue ....................................... $ 37,691 $ 28,118 $ 65,809 $ 3,928 $ 2,956 $ 72,693 Cost and expenses: Insurance losses ......................... 27,236 16,407 43,643 — — 43,643 Underwriting expenses .............. 6,417 11,311 17,728 — — 17,728 Other segment items .................. — — — — 2,232 2,232 Total costs and expenses .............. 33,653 27,718 61,371 — 2,232 63,603 Earnings before income taxes ...... $ 4,038 $ 400 $ 4,438 $ 3,928 $ 724 $ 9,090 Note 16. Business Segment Reporting (continued) 71

7170 As of December 31, 2025 and 2024, the fair values of financial assets were as follows. December 31, 2025 2024 Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total Assets Cash equivalents ..................... $ 249,825 $ — $ — $ 249,825 $ 11,684 $ — $ — $ 11,684 Equity securities: Consumer goods ................... 42,891 — — 42,891 39,706 — — 39,706 6,777 — 4,000 10,777 5,569 — — 5,569 Other..................................... Bonds: Government .......................... 12,835 2,142 — 14,977 52,328 5,245 — 57,573 Corporate .............................. — 554 — 554 — 750 — 750 Total assets at fair value ......... $ 312,328 $ 2,696 $ 4,000 $ 319,024 $ 109,287 $ 5,995 $ — $ 115,282 There were no changes in the valuation techniques used to measure fair values on a recurring basis. Note 16. Business Segment Reporting Our reportable business segments are organized in a manner that reflects how management views those business activities. Biglari Holdings’ diverse businesses are managed on an unusually decentralized basis. Our restaurant operations include Steak n Shake and Western Sizzlin. Our insurance operations include First Guard, Southern Pioneer, and Biglari Reinsurance. Our oil and gas operations include Southern Oil and Abraxas Petroleum. The Company also reports segment information for Maxim. Other business activities not specifically identified with reportable business segments are presented under corporate and other. We report our earnings from investment partnerships separately. The Company’s chief operating decision-maker is the Chief Executive Officer, who is ultimately responsible for significant capital allocation decisions, evaluating operating performance, and selecting the chief executive to head each of the operating segments. The cost and expense information provided is based on the information regularly provided to the chief operating decision-maker. Given the varied operating segments and the differences in revenue streams and cost structures, there are wide variances in the form, content, and levels of such expense information significant to the business. With respect to insurance underwriting, the chief operating decision-maker considers pre-tax underwriting earnings. Typically, there are no budgeted or forecasted premiums. For most non-insurance businesses, pre-tax earnings are considered in allocating resources and capital. A disaggregation of our consolidated data for each of the three most recent years is presented in the tables that follow. Restaurant 2025 Steak n Shake Western Sizzlin Total Restaurants Revenue ............................................................................................................ $ 270,578 $ 10,292 $ 280,870 Cost and expenses: Cost of food ................................................................................................. 52,663 3,542 56,205 Labor costs ................................................................................................... 53,654 2,521 56,175 Occupancy and other ................................................................................... 50,963 3,399 54,362 Selling, general and administrative ............................................................. 62,791 185 62,976 Depreciation, amortization and impairment ................................................ 27,937 73 28,010 Total costs and expenses .................................................................................. 248,008 9,720 257,728 Earnings before income taxes .......................................................................... $ 22,570 $ 572 $ 23,142 Note 15. Fair Value of Financial Assets (continued) 70 2024 Steak n Shake Western Sizzlin Total Restaurants Revenue ............................................................................................................ $ 240,846 $ 10,601 $ 251,447 Cost and expenses: Cost of food ................................................................................................. 44,440 3,451 47,891 Labor costs ................................................................................................... 47,884 2,547 50,431 Occupancy and other ................................................................................... 47,511 2,977 50,488 Selling, general and administrative ............................................................. 53,870 44 53,914 Depreciation, amortization and impairment ................................................ 27,042 67 27,109 Total costs and expenses .................................................................................. 220,747 9,086 229,833 Earnings before income taxes .......................................................................... $ 20,099 $ 1,515 $ 21,614 2023 Steak n Shake Western Sizzlin Total Restaurants Revenue ............................................................................................................ $ 239,956 $ 10,901 $ 250,857 Cost and expenses: Cost of food ................................................................................................. 41,562 3,431 44,993 Labor costs ................................................................................................... 44,663 2,427 47,090 Occupancy and other ................................................................................... 48,092 2,925 51,017 Selling, general and administrative ............................................................. 48,558 258 48,816 Depreciation, amortization and impairment ................................................ 30,911 67 30,978 Total costs and expenses .................................................................................. 213,786 9,108 222,894 Earnings before income taxes .......................................................................... $ 26,170 $ 1,793 $ 27,963 Insurance 2025 First Guard Southern Pioneer Total Underwriting Investment Income Other Total Insurance Revenue ....................................... $ 36,674 $ 33,473 $ 70,147 $ 3,339 $ 2,977 $ 76,463 Cost and expenses: Insurance losses ......................... 23,028 20,114 43,142 — — 43,142 Underwriting expenses .............. 7,631 12,164 19,795 — — 19,795 Other segment items .................. — — — — 810 810 Total costs and expenses .............. 30,659 32,278 62,937 — 810 63,747 Earnings before income taxes ...... $ 6,015 $ 1,195 $ 7,210 $ 3,339 $ 2,167 $ 12,716 2024 First Guard Southern Pioneer Total Underwriting Investment Income Other Total Insurance Revenue ....................................... $ 37,691 $ 28,118 $ 65,809 $ 3,928 $ 2,956 $ 72,693 Cost and expenses: Insurance losses ......................... 27,236 16,407 43,643 — — 43,643 Underwriting expenses .............. 6,417 11,311 17,728 — — 17,728 Other segment items .................. — — — — 2,232 2,232 Total costs and expenses .............. 33,653 27,718 61,371 — 2,232 63,603 Earnings before income taxes ...... $ 4,038 $ 400 $ 4,438 $ 3,928 $ 724 $ 9,090 Note 16. Business Segment Reporting (continued) 71

72 73 2023 First Guard Southern Pioneer Total Underwriting Investment Income Other Total Insurance Revenue ....................................... $ 36,917 $ 24,308 $ 61,225 $ 3,074 $ 2,973 $ 67,272 Cost and expenses: Insurance losses ......................... 20,861 14,807 35,668 — — 35,668 Underwriting expenses .............. 6,564 10,539 17,103 — — 17,103 Other segment items .................. — — — — 1,418 1,418 Total costs and expenses .............. 27,425 25,346 52,771 — 1,418 54,189 Earnings before income taxes ...... $ 9,492 $ (1,038) $ 8,454 $ 3,074 $ 1,555 $ 13,083 Other segment items include general and administrative costs, depreciation, and other income. Oil and Gas 2025 Abraxas Petroleum Southern Oil Total Oil and Gas Revenue ............................................................................................................ $ 16,998 $ 13,213 $ 30,211 Cost and expenses: Production costs ........................................................................................... 8,839 3,709 12,548 Depreciation and depletion .......................................................................... 6,011 5,663 11,674 General and administrative .......................................................................... 2,889 2,079 4,968 Total costs and expenses .................................................................................. 17,739 11,451 29,190 Gains on sales of properties ............................................................................. 11,877 — 11,877 Earnings before income taxes .......................................................................... $ 11,136 $ 1,762 $ 12,898 2024 Abraxas Petroleum Southern Oil Total Oil and Gas Revenue ............................................................................................................ $ 22,590 $ 14,355 $ 36,945 Cost and expenses: Production costs ........................................................................................... 9,517 7,119 16,636 Depreciation and depletion .......................................................................... 6,202 4,900 11,102 General and administrative .......................................................................... 3,718 2,417 6,135 Total costs and expenses .................................................................................. 19,437 14,436 33,873 Gains on sales of properties ............................................................................. 16,700 — 16,700 Earnings before income taxes .......................................................................... $ 19,853 $ (81) $ 19,772 Note 16. Business Segment Reporting (continued) 72 2023 Abraxas Petroleum Southern Oil Total Oil and Gas Revenue ............................................................................................................ $ 27,576 $ 17,495 $ 45,071 Cost and expenses: Production costs ........................................................................................... 9,605 7,760 17,365 Depreciation and depletion .......................................................................... 6,359 3,980 10,339 General and administrative .......................................................................... 2,765 2,399 5,164 Total costs and expenses .................................................................................. 18,729 14,139 32,868 Gains on sales of properties ............................................................................. 13,563 — 13,563 Earnings before income taxes .......................................................................... $ 22,410 $ 3,356 $ 25,766 Brand Licensing Maxim 2025 2024 2023 Revenue ............................................................................................................ $ 7,717 $ 1,029 $ 2,118 Cost and expenses: Licensing and media cost ............................................................................ 9,040 2,036 1,840 General and administrative .......................................................................... 598 173 267 Total costs and expenses .................................................................................. 9,638 2,209 2,107 Earnings before income taxes .......................................................................... $ (1,921) $ (1,180) $ 11 Capital Expenditures 2025 2024 2023 Operating Businesses: Restaurant ...................................................................................................... $ 26,690 $ 21,812 $ 21,294 Insurance ........................................................................................................ 257 152 309 Oil and gas .................................................................................................... 1,261 11,783 544 Brand licensing .............................................................................................. 1,776 — — Operating businesses ....................................................................................... 29,984 33,747 22,147 Corporate and other ....................................................................................... 313 36 1,258 $ 30,297 $ 33,783 $ 23,405 Depreciation, Depletion, and Amortization 2025 2024 2023 Operating Businesses: Restaurant ..................................................................................................... $ 26,759 $ 27,002 $ 27,031 Insurance ....................................................................................................... 368 341 339 Oil and gas ................................................................................................... 11,674 11,102 10,339 Brand licensing ............................................................................................. 446 — — Operating businesses ...................................................................................... 39,247 38,445 37,709 Corporate and other ...................................................................................... 1,532 1,398 1,270 $ 40,779 $ 39,843 $ 38,979 Note 16. Business Segment Reporting (continued) 73

7372 2023 First Guard Southern Pioneer Total Underwriting Investment Income Other Total Insurance Revenue ....................................... $ 36,917 $ 24,308 $ 61,225 $ 3,074 $ 2,973 $ 67,272 Cost and expenses: Insurance losses ......................... 20,861 14,807 35,668 — — 35,668 Underwriting expenses .............. 6,564 10,539 17,103 — — 17,103 Other segment items .................. — — — — 1,418 1,418 Total costs and expenses .............. 27,425 25,346 52,771 — 1,418 54,189 Earnings before income taxes ...... $ 9,492 $ (1,038) $ 8,454 $ 3,074 $ 1,555 $ 13,083 Other segment items include general and administrative costs, depreciation, and other income. Oil and Gas 2025 Abraxas Petroleum Southern Oil Total Oil and Gas Revenue ............................................................................................................ $ 16,998 $ 13,213 $ 30,211 Cost and expenses: Production costs ........................................................................................... 8,839 3,709 12,548 Depreciation and depletion .......................................................................... 6,011 5,663 11,674 General and administrative .......................................................................... 2,889 2,079 4,968 Total costs and expenses .................................................................................. 17,739 11,451 29,190 Gains on sales of properties ............................................................................. 11,877 — 11,877 Earnings before income taxes .......................................................................... $ 11,136 $ 1,762 $ 12,898 2024 Abraxas Petroleum Southern Oil Total Oil and Gas Revenue ............................................................................................................ $ 22,590 $ 14,355 $ 36,945 Cost and expenses: Production costs ........................................................................................... 9,517 7,119 16,636 Depreciation and depletion .......................................................................... 6,202 4,900 11,102 General and administrative .......................................................................... 3,718 2,417 6,135 Total costs and expenses .................................................................................. 19,437 14,436 33,873 Gains on sales of properties ............................................................................. 16,700 — 16,700 Earnings before income taxes .......................................................................... $ 19,853 $ (81) $ 19,772 Note 16. Business Segment Reporting (continued) 72 2023 Abraxas Petroleum Southern Oil Total Oil and Gas Revenue ............................................................................................................ $ 27,576 $ 17,495 $ 45,071 Cost and expenses: Production costs ........................................................................................... 9,605 7,760 17,365 Depreciation and depletion .......................................................................... 6,359 3,980 10,339 General and administrative .......................................................................... 2,765 2,399 5,164 Total costs and expenses .................................................................................. 18,729 14,139 32,868 Gains on sales of properties ............................................................................. 13,563 — 13,563 Earnings before income taxes .......................................................................... $ 22,410 $ 3,356 $ 25,766 Brand Licensing Maxim 2025 2024 2023 Revenue ............................................................................................................ $ 7,717 $ 1,029 $ 2,118 Cost and expenses: Licensing and media cost ............................................................................ 9,040 2,036 1,840 General and administrative .......................................................................... 598 173 267 Total costs and expenses .................................................................................. 9,638 2,209 2,107 Earnings before income taxes .......................................................................... $ (1,921) $ (1,180) $ 11 Capital Expenditures 2025 2024 2023 Operating Businesses: Restaurant ...................................................................................................... $ 26,690 $ 21,812 $ 21,294 Insurance ........................................................................................................ 257 152 309 Oil and gas .................................................................................................... 1,261 11,783 544 Brand licensing .............................................................................................. 1,776 — — Operating businesses ....................................................................................... 29,984 33,747 22,147 Corporate and other ....................................................................................... 313 36 1,258 $ 30,297 $ 33,783 $ 23,405 Depreciation, Depletion, and Amortization 2025 2024 2023 Operating Businesses: Restaurant ..................................................................................................... $ 26,759 $ 27,002 $ 27,031 Insurance ....................................................................................................... 368 341 339 Oil and gas ................................................................................................... 11,674 11,102 10,339 Brand licensing ............................................................................................. 446 — — Operating businesses ...................................................................................... 39,247 38,445 37,709 Corporate and other ...................................................................................... 1,532 1,398 1,270 $ 40,779 $ 39,843 $ 38,979 Note 16. Business Segment Reporting (continued) 73

74 75 Revenues 2025 2024 2023 Total operating businesses ............................................................................... $ 395,261 $ 362,114 $ 365,318 Investment partnership gains (losses) .............................................................. — — — Investment gains .............................................................................................. — — — Interest expenses not allocated to segments ..................................................... — — — Corporate and other .......................................................................................... — — — Revenues .......................................................................................................... $ 395,261 $ 362,114 $ 365,318 Earnings (losses) before income taxes 2025 2024 2023 Total operating businesses ............................................................................... $ 46,835 $ 49,296 $ 66,823 Investment partnership gains (losses) .............................................................. (67,001) (41,058) 19,440 Investment gains .............................................................................................. 528 335 2,211 Interest expenses not allocated to segments ..................................................... (8,221) (771) (681) Corporate and other .......................................................................................... (19,832) (15,956) (22,946) Earnings before income taxes .......................................................................... $ (47,691) $ (8,154) $ 64,847 A disaggregation of our consolidated assets is presented in the table that follows. Identifiable Assets December 31, 2025 2024 Reportable segments: Restaurant Operations: Steak n Shake ........................................................................................................................... $ 417,147 $ 322,918 Western Sizzlin ........................................................................................................................ 23,927 20,534 Total Restaurant Operations ........................................................................................................ 441,074 343,452 Insurance Operations: First Guard ................................................................................................................................ 55,584 52,726 Southern Pioneer ....................................................................................................................... 77,739 67,808 Biglari Reinsurance .................................................................................................................. 11,079 9,042 Total Insurance Operations ......................................................................................................... 144,402 129,576 Oil and Gas Operations: Abraxas Petroleum ................................................................................................................... 54,923 58,992 Southern Oil .............................................................................................................................. 43,213 49,259 Total Oil and Gas Operations ...................................................................................................... 98,136 108,251 Maxim ......................................................................................................................................... 18,442 17,098 Corporate and other..................................................................................................................... 169,054 66,029 Investment partnerships .............................................................................................................. 154,275 201,727 $ 1,025,383 $ 866,133 Note 16. Business Segment Reporting (continued) Reconciliation of revenues and earnings (loss) before income taxes of our business segments to the consolidated amounts for each of the three years ended December 31 follows. 74 Note 17. Supplemental Disclosures of Cash Flow Information A summary of supplemental cash flow information for each of the three years ending December 31, 2025, 2024, and 2023, is presented in the following table. 2025 2024 2023 Cash paid during the year for: Interest on debt .............................................................................................. $ 6,225 $ 528 $ 710 Interest on obligations under leases .............................................................. 5,421 5,361 5,114 Income taxes ................................................................................................. 2,736 5,938 5,677 Non-cash investing and financing activities Capital expenditures in accounts payable ..................................................... 3,001 2,857 2,077 Finance lease additions ................................................................................. 1,230 383 694 Note 18. Subsequent Events On January 16, 2026, we entered into an At the Market Offering Agreement with a third party (the “Sales Agent”) providing for the sale by the Company of up to $500,000 of our Class A Common Stock, no par value, and Class B Common Stock, no par value. Through February 24, 2026, the Company sold 4,312 shares of Class A Common Stock for $9,080 and 14,500 shares of Class B Common Stock for $5,993. We intend to use the net proceeds from these offerings to support our business and investment activities and build a stronger capital position at the holding company for the acquisition of businesses, for augmenting the capital of insurance subsidiaries, or for other general corporate purposes. Note 19. Supplemental Oil and Gas Disclosures (Unaudited) The Company has determined it had significant oil and gas producing activities during the years ended December 31, 2025, 2024, and 2023, in accordance with ASC 932 “Extractive Activities — Oil and Gas.” Estimated Quantities of Proved Oil and Natural Gas Reserves The Company classifies recoverable hydrocarbons based on their status at the time of reporting. Within the commercial classification are proved reserves and two categories of unproved reserves: probable and possible. The potentially recoverable categories are also referred to as contingent resources. For reserve estimates to be classified as proved, they must meet all SEC and Company standards. Proved oil and gas reserves are the estimated quantities that geoscience and engineering data demonstrate with reasonable certainty to be economically producible from known reservoirs under existing economic conditions, operating methods, and government regulations. Net proved reserves exclude royalties and interests owned by others and reflect contractual arrangements and royalty obligations in effect at the time of the estimate. Proved reserves are classified as either developed or undeveloped. Proved developed reserves are the quantities expected to be recovered through existing wells with existing equipment and operating methods. Proved undeveloped reserves are the quantities expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion. Due to the inherent uncertainties and the limited nature of reservoir data, estimates of reserves are subject to change as additional information becomes available. We engaged Netherland, Sewell & Associates, Inc., to prepare our reserve estimates for all of our estimated proved reserves at December 31, 2025. All proved oil and natural gas reserves are located in the United States, primarily offshore in Louisiana state waters and in the Permian Basin. 75

7574 Revenues 2025 2024 2023 Total operating businesses ............................................................................... $ 395,261 $ 362,114 $ 365,318 Investment partnership gains (losses) .............................................................. — — — Investment gains .............................................................................................. — — — Interest expenses not allocated to segments ..................................................... — — — Corporate and other .......................................................................................... — — — Revenues .......................................................................................................... $ 395,261 $ 362,114 $ 365,318 Earnings (losses) before income taxes 2025 2024 2023 Total operating businesses ............................................................................... $ 46,835 $ 49,296 $ 66,823 Investment partnership gains (losses) .............................................................. (67,001) (41,058) 19,440 Investment gains .............................................................................................. 528 335 2,211 Interest expenses not allocated to segments ..................................................... (8,221) (771) (681) Corporate and other .......................................................................................... (19,832) (15,956) (22,946) Earnings before income taxes .......................................................................... $ (47,691) $ (8,154) $ 64,847 A disaggregation of our consolidated assets is presented in the table that follows. Identifiable Assets December 31, 2025 2024 Reportable segments: Restaurant Operations: Steak n Shake ........................................................................................................................... $ 417,147 $ 322,918 Western Sizzlin ........................................................................................................................ 23,927 20,534 Total Restaurant Operations ........................................................................................................ 441,074 343,452 Insurance Operations: First Guard ................................................................................................................................ 55,584 52,726 Southern Pioneer ....................................................................................................................... 77,739 67,808 Biglari Reinsurance .................................................................................................................. 11,079 9,042 Total Insurance Operations ......................................................................................................... 144,402 129,576 Oil and Gas Operations: Abraxas Petroleum ................................................................................................................... 54,923 58,992 Southern Oil .............................................................................................................................. 43,213 49,259 Total Oil and Gas Operations ...................................................................................................... 98,136 108,251 Maxim ......................................................................................................................................... 18,442 17,098 Corporate and other..................................................................................................................... 169,054 66,029 Investment partnerships .............................................................................................................. 154,275 201,727 $ 1,025,383 $ 866,133 Note 16. Business Segment Reporting (continued) Reconciliation of revenues and earnings (loss) before income taxes of our business segments to the consolidated amounts for each of the three years ended December 31 follows. 74 Note 17. Supplemental Disclosures of Cash Flow Information A summary of supplemental cash flow information for each of the three years ending December 31, 2025, 2024, and 2023, is presented in the following table. 2025 2024 2023 Cash paid during the year for: Interest on debt .............................................................................................. $ 6,225 $ 528 $ 710 Interest on obligations under leases .............................................................. 5,421 5,361 5,114 Income taxes ................................................................................................. 2,736 5,938 5,677 Non-cash investing and financing activities Capital expenditures in accounts payable ..................................................... 3,001 2,857 2,077 Finance lease additions ................................................................................. 1,230 383 694 Note 18. Subsequent Events On January 16, 2026, we entered into an At the Market Offering Agreement with a third party (the “Sales Agent”) providing for the sale by the Company of up to $500,000 of our Class A Common Stock, no par value, and Class B Common Stock, no par value. Through February 24, 2026, the Company sold 4,312 shares of Class A Common Stock for $9,080 and 14,500 shares of Class B Common Stock for $5,993. We intend to use the net proceeds from these offerings to support our business and investment activities and build a stronger capital position at the holding company for the acquisition of businesses, for augmenting the capital of insurance subsidiaries, or for other general corporate purposes. Note 19. Supplemental Oil and Gas Disclosures (Unaudited) The Company has determined it had significant oil and gas producing activities during the years ended December 31, 2025, 2024, and 2023, in accordance with ASC 932 “Extractive Activities — Oil and Gas.” Estimated Quantities of Proved Oil and Natural Gas Reserves The Company classifies recoverable hydrocarbons based on their status at the time of reporting. Within the commercial classification are proved reserves and two categories of unproved reserves: probable and possible. The potentially recoverable categories are also referred to as contingent resources. For reserve estimates to be classified as proved, they must meet all SEC and Company standards. Proved oil and gas reserves are the estimated quantities that geoscience and engineering data demonstrate with reasonable certainty to be economically producible from known reservoirs under existing economic conditions, operating methods, and government regulations. Net proved reserves exclude royalties and interests owned by others and reflect contractual arrangements and royalty obligations in effect at the time of the estimate. Proved reserves are classified as either developed or undeveloped. Proved developed reserves are the quantities expected to be recovered through existing wells with existing equipment and operating methods. Proved undeveloped reserves are the quantities expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion. Due to the inherent uncertainties and the limited nature of reservoir data, estimates of reserves are subject to change as additional information becomes available. We engaged Netherland, Sewell & Associates, Inc., to prepare our reserve estimates for all of our estimated proved reserves at December 31, 2025. All proved oil and natural gas reserves are located in the United States, primarily offshore in Louisiana state waters and in the Permian Basin. 75

76 77 Oil (MBbl) Gas (MMcf) Liquids (MBbl) MBOE Total proved reserves at December 31, 2023 ................. 4,136 23,604 1,421 9,491 Revisions ........................................................................ (113) (2,355) 10 (495) Production ...................................................................... (480) (1,775) (128) (904) Total proved reserves at December 31, 2024 ................. 3,543 19,474 1,303 8,092 Revisions ........................................................................ (330) (6,204) (428) (1,792) Extensions ...................................................................... 463 1,942 193 981 Production ...................................................................... (438) (1,288) (78) (731) Total proved reserves at December 31, 2025 ................. 3,238 13,924 990 6,550 Proved developed reserves December 31, 2025 .................................................... 3,147 13,516 950 6,350 December 31, 2024 .................................................... 3,413 19,206 1,264 7,878 Proved undeveloped reserves December 31, 2025 .................................................... 91 408 40 200 December 31, 2024 .................................................... 130 269 39 214 Revisions are affected by commodity prices as well as changes to previous proved reserve estimates based on the evaluation of production and operating performance data. Bbl — One stock tank barrel, or 42 United States gallons liquid volume. MBbl — Thousand barrels. MMcf — Million cubic feet of natural gas. MBOE — Thousand barrels of oil equivalent. Natural gas is converted to an oil equivalent basis at six thousand cubic feet per one barrel of oil. Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Natural Gas Reserves The standardized measure of discounted future net cash flows presented in the following table was computed using the 12- month unweighted average of the first-day-of-the-month commodity prices, the costs in effect at December 31, 2025 and 2024, and a 10 percent discount factor. The Company cautions that actual future net cash flows may vary considerably from these estimates. Although the Company’s estimates of total proved reserves, development costs, and production rates were based on the best available information, the development and production of the crude oil and natural gas reserves may not occur in the periods assumed. Actual prices realized, costs incurred, and production quantities may vary significantly from those used. Therefore, the estimated future net cash flow computations should not be considered to represent the Company’s estimate of the expected revenues or the current value of proved reserves. Note 19. Supplemental Oil and Gas Disclosures (Unaudited) (continued) The following table sets forth our estimate of the net proved oil and gas reserves for the years ended December 31, 2025 and 2024. 76 December 31, 2025 December 31, 2024 Future cash inflows ...................................................................................................................... $ 225,243 $ 294,708 Future production costs ............................................................................................................... (108,354) (148,105) Future development and abandonment costs ............................................................................... (19,810) (19,419) Future income tax expense .......................................................................................................... (10,672) (18,160) Future net cash flows ................................................................................................................... 86,407 109,024 10% annual discount for estimated timing of cash flows ............................................................ (28,025) (37,098) Standardized measure of discounted future net cash flows ......................................................... $ 58,382 $ 71,926 Changes in Standardized Measure of Discounted Future Net Cash Flows Principle changes in the standardized measure of discounted future net cash flows attributable to the Company’s proved oil and natural gas reserves are as follows. Standardized measure at December 31, 2023 ......................................................................................................... $ 92,449 Net change in prices and production costs .............................................................................................................. (11,150) Net change in future development costs ................................................................................................................. (674) Sales of oil and natural gas, net of production expenses ........................................................................................ (20,290) Revisions of previous quantity estimates ................................................................................................................ (7,529) Previously estimated development costs incurred .................................................................................................. 10,343 Net change in taxes ................................................................................................................................................. 2,738 Accretion of discount .............................................................................................................................................. 10,897 Changes in timing and other ................................................................................................................................... (4,858) Standardized measure at December 31, 2024 ......................................................................................................... $ 71,926 Net change in prices and production costs .............................................................................................................. 493 Net change in future development costs ................................................................................................................. (180) Sales of oil and natural gas, net of production expenses ........................................................................................ (17,628) Extensions ............................................................................................................................................................... 17,523 Revisions of previous quantity estimates ................................................................................................................ (23,844) Net change in taxes ................................................................................................................................................. 5,771 Accretion of discount .............................................................................................................................................. 8,571 Changes in timing and other ................................................................................................................................... (4,250) Standardized measure at December 31, 2025 ......................................................................................................... $ 58,382 Note 19. Supplemental Oil and Gas Disclosures (Unaudited) (continued) The following table sets forth the standardized measure of discounted future net cash flows attributable to proved crude oil and natural gas reserves as of December 31, 2025 and 2024. 77

7776 Oil (MBbl) Gas (MMcf) Liquids (MBbl) MBOE Total proved reserves at December 31, 2023 ................. 4,136 23,604 1,421 9,491 Revisions ........................................................................ (113) (2,355) 10 (495) Production ...................................................................... (480) (1,775) (128) (904) Total proved reserves at December 31, 2024 ................. 3,543 19,474 1,303 8,092 Revisions ........................................................................ (330) (6,204) (428) (1,792) Extensions ...................................................................... 463 1,942 193 981 Production ...................................................................... (438) (1,288) (78) (731) Total proved reserves at December 31, 2025 ................. 3,238 13,924 990 6,550 Proved developed reserves December 31, 2025 .................................................... 3,147 13,516 950 6,350 December 31, 2024 .................................................... 3,413 19,206 1,264 7,878 Proved undeveloped reserves December 31, 2025 .................................................... 91 408 40 200 December 31, 2024 .................................................... 130 269 39 214 Revisions are affected by commodity prices as well as changes to previous proved reserve estimates based on the evaluation of production and operating performance data. Bbl — One stock tank barrel, or 42 United States gallons liquid volume. MBbl — Thousand barrels. MMcf — Million cubic feet of natural gas. MBOE — Thousand barrels of oil equivalent. Natural gas is converted to an oil equivalent basis at six thousand cubic feet per one barrel of oil. Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Natural Gas Reserves The standardized measure of discounted future net cash flows presented in the following table was computed using the 12- month unweighted average of the first-day-of-the-month commodity prices, the costs in effect at December 31, 2025 and 2024, and a 10 percent discount factor. The Company cautions that actual future net cash flows may vary considerably from these estimates. Although the Company’s estimates of total proved reserves, development costs, and production rates were based on the best available information, the development and production of the crude oil and natural gas reserves may not occur in the periods assumed. Actual prices realized, costs incurred, and production quantities may vary significantly from those used. Therefore, the estimated future net cash flow computations should not be considered to represent the Company’s estimate of the expected revenues or the current value of proved reserves. Note 19. Supplemental Oil and Gas Disclosures (Unaudited) (continued) The following table sets forth our estimate of the net proved oil and gas reserves for the years ended December 31, 2025 and 2024. 76 December 31, 2025 December 31, 2024 Future cash inflows ...................................................................................................................... $ 225,243 $ 294,708 Future production costs ............................................................................................................... (108,354) (148,105) Future development and abandonment costs ............................................................................... (19,810) (19,419) Future income tax expense .......................................................................................................... (10,672) (18,160) Future net cash flows ................................................................................................................... 86,407 109,024 10% annual discount for estimated timing of cash flows ............................................................ (28,025) (37,098) Standardized measure of discounted future net cash flows ......................................................... $ 58,382 $ 71,926 Changes in Standardized Measure of Discounted Future Net Cash Flows Principle changes in the standardized measure of discounted future net cash flows attributable to the Company’s proved oil and natural gas reserves are as follows. Standardized measure at December 31, 2023 ......................................................................................................... $ 92,449 Net change in prices and production costs .............................................................................................................. (11,150) Net change in future development costs ................................................................................................................. (674) Sales of oil and natural gas, net of production expenses ........................................................................................ (20,290) Revisions of previous quantity estimates ................................................................................................................ (7,529) Previously estimated development costs incurred .................................................................................................. 10,343 Net change in taxes ................................................................................................................................................. 2,738 Accretion of discount .............................................................................................................................................. 10,897 Changes in timing and other ................................................................................................................................... (4,858) Standardized measure at December 31, 2024 ......................................................................................................... $ 71,926 Net change in prices and production costs .............................................................................................................. 493 Net change in future development costs ................................................................................................................. (180) Sales of oil and natural gas, net of production expenses ........................................................................................ (17,628) Extensions ............................................................................................................................................................... 17,523 Revisions of previous quantity estimates ................................................................................................................ (23,844) Net change in taxes ................................................................................................................................................. 5,771 Accretion of discount .............................................................................................................................................. 8,571 Changes in timing and other ................................................................................................................................... (4,250) Standardized measure at December 31, 2025 ......................................................................................................... $ 58,382 Note 19. Supplemental Oil and Gas Disclosures (Unaudited) (continued) The following table sets forth the standardized measure of discounted future net cash flows attributable to proved crude oil and natural gas reserves as of December 31, 2025 and 2024. 77

78 79 Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure Not applicable. Item 9A. Controls and Procedures Evaluation of Disclosure Controls and Procedures Based on an evaluation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)), our Chief Executive Officer and our Principal Financial Officer have concluded that our disclosure controls and procedures were not effective as of December 31, 2025, because of the material weakness in our internal control over financial reporting, as further described below. Notwithstanding this material weakness, our management concluded that our consolidated financial statements included in this Annual Report on Form 10-K fairly present, in all material respects, our financial condition, results of operations, and cash flows as of and for the periods presented in conformity with accounting principles generally accepted in the United States (“U.S. GAAP”). Management’s Report on Internal Control Over Financial Reporting The management of Biglari Holdings Inc. is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in the Exchange Act of 1934 Rules 13a-15(f) and 15d-15(f). Under the supervision of our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2025, as required by the Exchange Act of 1934 Rule 13a-15(f) and 15d-15(f). In making this assessment, we used the criteria set forth in the framework in Internal Control— Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on our evaluation under these criteria, management determined, based upon the existence of the material weakness described below, that we did not maintain effective internal control over financial reporting as of December 31, 2025. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The Company lacks effectively designed and implemented controls related to the review and approval of insurance losses due to insufficient segregation of duties within the related process. Deloitte & Touche LLP, our independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2025. Remediation Plans and Status Management, under the oversight of the Audit Committee, will implement measures and take steps to address the underlying causes of the material weakness, so long as it does not cause disruption to subsidiary operations or materially increase the subsidiary’s costs. As the Company continues to evaluate its internal controls, it may take additional remediation actions. Our material weakness will not be considered remediated until the controls operate for a sufficient period of time and management has concluded, through testing, that the related controls are effective. Inherent Limitations on Effectiveness of Controls and Procedures Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. 78 Item 9B. Other Information None. Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections Not applicable. Part III Item 10. Directors, Executive Officers and Corporate Governance Item 11. Executive Compensation Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters Item 13. Certain Relationships and Related Transactions, and Director Independence Item 14. Principal Accountant Fees and Services The information required by Part III, Items 10, 11, 12, 13, and 14 will be contained in the Company’s definitive proxy statement for its 2026 Annual Meeting of Shareholders, to be filed on or before April 8, 2026, and such information is incorporated herein by reference. Changes in Internal Control over Financial Reporting There were no changes during the quarter ended December 31, 2025, in our internal control over financial reporting that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting, with the exception of actions taken to remediate our previously identified material weaknesses, which included formalizing our risk assessment process; enhancing general information technology controls and control activities over journal entries and account reconciliations; enhancing communication with our Board of Directors on matters affecting the functioning of internal control; and implementing and enhancing controls over the monitoring and oversight of internal controls within the organization. Biglari Holdings Inc. February 28, 2026 79

7978 Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure Not applicable. Item 9A. Controls and Procedures Evaluation of Disclosure Controls and Procedures Based on an evaluation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)), our Chief Executive Officer and our Principal Financial Officer have concluded that our disclosure controls and procedures were not effective as of December 31, 2025, because of the material weakness in our internal control over financial reporting, as further described below. Notwithstanding this material weakness, our management concluded that our consolidated financial statements included in this Annual Report on Form 10-K fairly present, in all material respects, our financial condition, results of operations, and cash flows as of and for the periods presented in conformity with accounting principles generally accepted in the United States (“U.S. GAAP”). Management’s Report on Internal Control Over Financial Reporting The management of Biglari Holdings Inc. is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in the Exchange Act of 1934 Rules 13a-15(f) and 15d-15(f). Under the supervision of our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2025, as required by the Exchange Act of 1934 Rule 13a-15(f) and 15d-15(f). In making this assessment, we used the criteria set forth in the framework in Internal Control— Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on our evaluation under these criteria, management determined, based upon the existence of the material weakness described below, that we did not maintain effective internal control over financial reporting as of December 31, 2025. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The Company lacks effectively designed and implemented controls related to the review and approval of insurance losses due to insufficient segregation of duties within the related process. Deloitte & Touche LLP, our independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2025. Remediation Plans and Status Management, under the oversight of the Audit Committee, will implement measures and take steps to address the underlying causes of the material weakness, so long as it does not cause disruption to subsidiary operations or materially increase the subsidiary’s costs. As the Company continues to evaluate its internal controls, it may take additional remediation actions. Our material weakness will not be considered remediated until the controls operate for a sufficient period of time and management has concluded, through testing, that the related controls are effective. Inherent Limitations on Effectiveness of Controls and Procedures Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. 78 Item 9B. Other Information None. Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections Not applicable. Part III Item 10. Directors, Executive Officers and Corporate Governance Item 11. Executive Compensation Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters Item 13. Certain Relationships and Related Transactions, and Director Independence Item 14. Principal Accountant Fees and Services The information required by Part III, Items 10, 11, 12, 13, and 14 will be contained in the Company’s definitive proxy statement for its 2026 Annual Meeting of Shareholders, to be filed on or before April 8, 2026, and such information is incorporated herein by reference. Changes in Internal Control over Financial Reporting There were no changes during the quarter ended December 31, 2025, in our internal control over financial reporting that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting, with the exception of actions taken to remediate our previously identified material weaknesses, which included formalizing our risk assessment process; enhancing general information technology controls and control activities over journal entries and account reconciliations; enhancing communication with our Board of Directors on matters affecting the functioning of internal control; and implementing and enhancing controls over the monitoring and oversight of internal controls within the organization. Biglari Holdings Inc. February 28, 2026 79

80 BIGLARI HOLDINGS INC. By: /s/ BRUCE LEWIS Bruce Lewis Controller Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated, on February 28, 2026. Signature Title /s/ SARDAR BIGLARI Chairman of the Board and Chief Executive Officer (Principal Executive Officer) Sardar Biglari /s/ BRUCE LEWIS Controller (Principal Financial and Accounting Officer) Bruce Lewis /s/ JOHN G. CARDWELL Director John G. Cardwell /s/ PHILIP COOLEY Director and Vice Chairman Philip Cooley /s/ KENNETH R. COOPER Director Kenneth R. Cooper /s/ RUTH J. PERSON Director Ruth J. Person SIGNATURES Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on February 28, 2026. 80